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SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2002 and 2003

BANCO SANTANDER CENTRAL HISPANO, S.A.

Plaza de Canalejas, 1
28014 Madrid
Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes	No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Not applicable

This report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 dated August 22, 2000 of Banco Santander Central Hispano, S.A., Santander Central Hispano Issuances Limited, Santander Central Hispano International Limited, BSCH Finance Limited and Santander Central Hispano Finance B.V., Registration No. 333-12416.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Merger of Banco Central Hispanoamericano, S.A. into Banco Santander, S.A. and Presentation of Our Consolidated Financial Statements

On April 17, 1999, Banco Central Hispanoamericano merged into Banco Santander to create Banco Santander Central Hispano. For accounting purposes, we are treating the merger as if it had occurred on January 1, 1999. Therefore, our consolidated financial statements reflect the merger as follows:

•	the 1999 consolidated income statement reflects the results of operations of Banco Santander Central Hispano for the 1999 period giving effect to the merger as of January 1, 1999;

•	the 1998 consolidated income statement is the historical income statement of Banco Santander and we have not restated it to reflect the merger;

•	the December 31, 1999 consolidated balance sheet is the historical balance sheet of Banco Santander Central Hispano as of such date; and

•	the December 31, 1998 consolidated balance sheet is the historical balance sheet of Banco Santander as of that date and we have not restated it to reflect the merger.

The merger of Banco Santander and Banco Central Hispanoamericano was a merger-of-equals that created a new bank that is significantly different from either of the predecessor banks. As a result, our 1999 consolidated financial statements are not comparable with our historical 1998 financial statements. In addition, because the businesses of Banco Santander and Banco Central Hispanoamericano were merged during 1999, we are unable to distinguish clearly between internal growth in 1999 and growth due to the merger. In order to address this problem and to facilitate an understanding of how our business evolved during 1999, we have provided supplemental pro forma 1998 information throughout this report. The pro forma 1998 information reflects the combination of Banco Santander with Banco Central Hispanoamericano as if the combination occurred on January 1, 1998, in the case of income statement information, and on December 31, 1998, in the case of balance sheet information. The pro forma adjustments are limited to those adjustments directly related to the transactions contemplated by the merger. The pro forma financial data are provided for illustrative purposes only and do not purport to represent what our actual financial position or results of operations would have been had the merger occurred on the dates assumed.

Accounting Principles

Except where we note otherwise, we prepared the financial information contained in this report according to Spanish GAAP. As disclosed in note 27 to the consolidated financial statements included in our 2002 report on Form 20-F, Spanish GAAP differ in some significant respects from U.S. GAAP.

We have formatted our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the U.S. Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements. We have, however, included summary financial information that reflects the required reclassifications in note 9 to the unaudited interim financial statements included in this report and note 27 to the consolidated financial statements included in our 2002 annual report on Form 20-F.

General Information

Our consolidated financial statements are in Euros, which are denoted “Euro”, “Euros”, “euro”, “euros” “EUR” or “€” throughout this report. Also, throughout this report, when we refer to:

•	“dollars”, US$ or “$”, we mean United States dollars; and

•	“one billion”, we mean 1,000 million.

When we refer to average balances for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. We include in interest income any interest payments we receive on non-accruing loans if they are received in the period when due. We have not reflected consolidation adjustments in any financial information about our subsidiaries or other units.

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When we refer to loans, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted.

When we refer to non-performing assets, we mean non-performing loans, securities and other assets to collect.

When we refer to allowances for loan-losses, we mean the specific allowances for loan-losses and the general allowance for loan-losses including any allowances for country risk, unless otherwise noted. See “Item 4. Information on the Company–B. Business Overview–Selected Statistical Information–Classified Assets–Bank of Spain Allowance for Loan-Losses and Country Risk Requirements” in our 2002 annual report on Form 20-F.

     EXCHANGE RATES

The following table sets forth, at the dates and for the periods indicated, certain information regarding the exchange rate for Euros and dollars (expressed in dollars per euro) based on the Noon Buying Rate as announced by the Federal Reserve Bank of New York for the dates and periods indicated.

	Rate during Period

Calendar period	High ($)	Low ($)
2002
June	0.9885	0.9390
July	1.0156	0.9730
August	0.9935	0.9640
September	0.9959	0.9685
October	0.9881	0.9708
November	1.0139	0.9895

2003 (until December 10, 2003)	1.2229	1.0361
June	1.1870	1.1423
July	1.1580	1.1164
August	1.1390	1.0871
September	1.1650	1.0845
October	1.1833	1.1596
November	1.1995	1.1417

Noon Buying Rate as of the Latest Practicable Date (December 10, 2003)	1.2215

Beginning January 1, 2002, most of the participating European Union member states such as Spain issued new euro-denominated bills and coins for use in cash transactions. These states have withdrawn the bills and coins denominated in their respective currencies from circulation, and they are no longer legal tender for any transactions. Accordingly, Spain has withdrawn bills and coins denominated in pesetas.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this report that are subject to risks and uncertainties. Forward-looking statements include information regarding:

•	exposure to various types of market risks;

•	management strategy;

•	capital expenditures;

•	earnings and other targets; and

•	asset portfolios.

Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “DCaR,” “ACaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects” and the “Market Risk” sections.

You should understand that adverse changes in the following important factors, in addition to those discussed in “Operating and Financial Review and Prospects” in this report and our 2002 annual report on Form 20-F and in “Information on the Company” in our 2002 annual report on Form 20-F, as well as elsewhere in this report and in our 2002 Form 20-F, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

Economic and Industry Conditions

•	exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;

•	general economic or industry conditions in Spain, Latin America, Europe and the other areas in which we have significant business activities or investments;

•	monetary and interest rate policies of the European Central Bank and various central banks;

•	inflation or deflation;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR/DCaR/ACaR model we use;

•	changes in competition and pricing environments;

•	the inability to hedge some risks economically;

•	the adequacy of loss reserves;

•	acquisitions or restructurings;

•	changes in demographics, consumer spending or saving habits; and

•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors

•	political stability in Spain, Europe and Latin America; and

•	changes in Spanish, EU or foreign laws, regulations or taxes.

Transaction and Commercial Factors

•	our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

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•	the outcome of our negotiations with business partners and governments.

Operating Factors

•	technical difficulties and the development and use of new technologies by us and our competitors;

•	the impact of changes in the composition of our balance sheet on future net interest revenue;

•	potential losses associated with an increase in the level of substandard loans or non-performance by counterparties to other types of financial instruments; and

•	the success of our e-business strategy, including our ability to form desirable strategic partnerships and to transform to a web-based business model.

The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

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ITEM 1

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SELECTED STATISTICAL INFORMATION

Average Balance Sheets and Interest Rates

The following tables show, by domicile of customer, our average balances and interest rates for the six months ended June 30, 2002 and 2003.

You should read the following tables and the tables included under “–Changes in Net Interest Revenue–Volume and Rate Analysis”,
“–Earning Assets–Yield Spread” and “–Interest–Earning Assets” in light of the following observations:

•	We have included interest received on non-accruing assets in interest income only if we received such interest during the period in which it was due.

•	We have included loan fees in interest income.

•	We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant.

•	We have included income and expenses from interest-rate hedging transactions as a separate line item in interest income and expenses if these transactions qualify for hedge accounting under Spanish GAAP. If these transactions did not qualify for this treatment, we included income and expenses on these transactions elsewhere in our income statement.

•	We have stated average balances on a gross basis, before netting our allowances for loan-losses, except for the total average asset figures, which reflect such netting; and

•	All average data have been calculated using month-end balances.

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Average Balance Sheet – Assets and Interest Income

	Six months ended June 30,

	2002			2003

ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

	(in thousands of euros, except percentages)
Cash and due from central banks
Domestic	2,572,690	27,531	2.14%	2,134,758	20,421	1.91%
International	6,724,045	141,153	4.20%	4,506,080	142,731	6.34%

	9,296,735	168,684	3.63%	6,640,838	163,152	4.91%
Due from credit entities (1)
Domestic	10,305,177	194,793	3.78%	13,067,018	250,613	3.84%
International	31,997,093	784,802	4.91%	25,934,849	523,779	4.04%

	42,302,270	979,595	4.63%	39,001,867	774,392	3.97%
Government debt securities
Domestic	23,064,394	571,853	4.96%	28,026,758	602,133	4.30%
International	0	0	0	0	0	0

	23,064,394	571,853	4.96%	28,026,758	602,133	4.30%
Other debt securities
Domestic	2,384,059	45,036	3.78%	2,919,663	46,729	3.20%
International	39,421,754	2,034,223	10.32%	30,375,150	1,100,381	7.25%

	41,805,813	2,079,259	9.95%	33,294,813	1,147,110	6.89%
Loans and credits (1)
Domestic	87,907,080	2,415,246	5.49%	95,833,578	2,298,224	4.80%
International	89,775,311	4,551,801	10.14%	73,114,303	2,970,251	8.12%

	177,682,391	6,967,047	7.84%	168,947,881	5,268,475	6.24%
Income from hedging operations (2)
Domestic		94,182			144,433
International		961,807			678,691

		1,055,989			823,124
Total interest-earning assets
Domestic	126,233,400	3,348,641	5.31%	141,981,775	3,362,553	4.74%
International	167,918,203	8,473,786	10.09%	133,930,382	5,415,833	8.09%

	294,151,603	11,822,427	8.04%	275,912,157	8,778,386	6.36%
Equity securities (3)
Domestic	5,764,056	165,441	5.74%	6,842,759	171,665	5.02%
International	9,680,786	157,603	3.26%	7,491,185	83,497	2.23%

	15,444,842	323,044	4.18%	14,333,944	255,162	3.56%
Total earning assets
Domestic	131,997,456	3,514,082	5.32%	148,824,534	3,534,218	4.75%
International	177,598,989	8,631,389	9.72%	141,421,567	5,499,330	7.78%

	309,596,445	12,145,471	7.85%	290,246,101	9,033,548	6.22%

Allowance for loan losses	(5,565,754)			(4,923,154)

Premises and equipment	6,012,796			4,670,765

Other assets	44,907,928			40,853,589

Total average assets	354,951,415	12,145,471	6.84%	330,847,301	9,033,548	5.46%

(1)	Includes securities purchased under agreements to resell.
(2)	Includes income from instruments to hedge interest-rate transactions.
(3)	Includes both portfolio investments on equity securities and investments in affiliated companies. Amounts shown as "interest" consist of dividends received. Includes dividends from equity-accounted holdings of €187,738 and €243,224 thousands for June 30, 2003 and 2002 respectively. See note 1 and 2 to the table under "Selected Consolidated Financial information".

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Average Balance Sheet – Liabilities and Interest Expense

	Six months ended June 30,

	2002			2003

LIABILITY AND STOCKHOLDERS’ EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

	(in thousands of euros, except percentages)
Due to credit entities (1)
Domestic	13,004,935	245,153	3.77%	17,203,866	202,886	2.36%
International	39,690,008	1,130,933	5.70%	39,322,846	752,239	3.83%

	52,694,943	1,376,086	5.22%	56,526,712	955,125	3.38%
Customer deposits (1)
Domestic	85,095,371	921,975	2.17%	90,457,768	837,638	1.85%
International	92,373,187	2,653,197	5.74%	72,817,477	1,604,143	4.41%

	177,468,558	3,575,172	4.03%	163,275,245	2,441,781	2.99%
Marketable debt securities
Domestic	5,844,894	164,713	5.64%	9,822,117	222,906	4.54%
International	34,381,524	725,820	4.22%	24,029,325	420,911	3.50%

	40,226,418	890,533	4.43%	33,851,442	643,817	3.80%
Subordinated debt
Domestic	1,676,421	42,785	5.10%	1,202,828	30,353	5.05%
International	11,688,845	341,307	5.84%	10,886,497	323,084	5.94%

	13,365,266	384,092	5.75%	12,089,325	353,437	5.85%
Expenses from hedging operations (2)
Domestic		21,545			0
International		320,493			286,577

		342,038			286,577
Total interest-bearing liabilities
Domestic	105,621,621	1,396,171	2.64%	118,686,579	1,293,783	2.18%
International	178,133,564	5,171,750	5.81%	147,056,145	3,386,954	4.61%

	283,755,185	6,567,921	4.63%	265,742,724	4,680,737	3.52%

Other liabilities (3)	43,118,892	541,789		39,009,606	424,887

Minority interest	7,415,415			6,647,044

Stockholders’ Equity (4)	20,661,923			19,447,927

Total average Liabilities and Stockholders’ Equity	354,951,415	7,109,710	4.01%	330,847,301	5,105,624	3.09%

(1)	Includes securities sold under agreements to repurchase.
(2)	Includes expenses from instruments to hedge interest-rate transactions.
(3)	Includes interest allocated to Santander Group pension plans.
(4)	For calculation of the ROE and the average stockholders’ equity as a percentage of average total assets ratio, the amount of average stockholders’ equity considered has been €18,680,898 thousand and €18,427,026 thousand for June 30, 2002 and 2003. The main difference is the effect of net income on average stockholders’ equity.

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Changes in Net Interest Revenue–Volume and Rate Analysis

The following tables allocate, by domicile of customer, changes in our net interest revenue between changes in average volume and changes in average rate for the six months ended June 30, 2003 compared to the six months ended June 30, 2002. We have calculated volume variances based on movements in average balances over the period and rate variances based on changes in interest rates on average interest earning assets and average interest bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read these tables and the footnotes thereto in light of our observations about the tables under “–Average Balance Sheets and Interest Rates”, including the footnotes.

	Six months ended June 30, 2003/2002

	Increase (Decrease) due to changes in

Interest and similar revenues (1)	Volume	Rate	Net change

	(in thousands of euros)
Cash and due from central banks
Domestic	(4,151)	(2,959)	(7,110)
International	(70,369)	71,947	1,578

	(74,520)	68,988	(5,532)
Due from credit entities
Domestic	52,728	3,092	55,820
International	(121,836)	(139,187)	(261,023)

	(69,108)	(136,095)	(205,203)
Government debt securities
Domestic	106,393	(76,113)	30,280
International	0	0	0

	106,393	(76,113)	30,280
Other debt securities
Domestic	8,607	(6,914)	1,693
International	(328,718)	(605,124)	(933,842)

	(320,111)	(612,038)	(932,149)
Loans and credits
Domestic	186,257	(303,279)	(117,022)
International	(674,819)	(906,731)	(1,581,550)

	(488,562)	(1,210,010)	(1,698,572)
Total interest-earning assets
Domestic	349,834	(386,173)	(36,339)
International	(1,195,742)	(1,579,095)	(2,774,837)

	(845,908)	(1,965,268)	(2,811,176)
Equity securities
Domestic	26,975	(20,751)	6,224
International	(24,250)	(49,856)	(74,106)

	2,725	(70,607)	(67,882)
Total earning assets
Domestic	376,809	(406,924)	(30,115)
International	(1,219,992)	(1,628,951)	(2,848,943)

	(843,183)	(2,035,875)	(2,879,058)

(1)	Without interest income or interest expense from interest-rate hedging transactions.

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	Six months ended June 30, 2003/2002

	Increase (Decrease) due to changes in

Interest and similar expenses (1)	Volume	Rate	Net change

	(in thousands of euros)
Due to credit entities
Domestic	49,418	(91,685)	(42,267)
International	(7,592)	(371,102)	(378,694)

	41,826	(462,787)	(420,961)
Customer deposits
Domestic	51,816	(136,153)	(84,337)
International	(434,772)	(614,282)	(1,049,054)

	(382,956)	(750,435)	(1,133,391)
Marketable debt securities
Domestic	90,340	(32,147)	58,193
International	(181,136)	(123,773)	(304,909)

	(90,796)	(155,920)	(246,716)
Subordinated debt
Domestic	(12,013)	(419)	(12,432)
International	(24,067)	5,844	(18,223)

	(36,080)	5,425	(30,655)
Total interest-bearing liabilities
Domestic	179,561	(260,404)	(80,843)
International	(647,567)	(1,103,313)	(1,750,880)

	(468,006)	(1,363,717)	(1,831,723)

(1)	Without interest income or interest expense from interest-rate hedging transactions.

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Assets

Earning Assets–Yield Spread

The following table analyzes, by domicile of customer, our average earning assets, interest and similar income and dividends on equity securities, and net interest revenue and shows gross yield, net yield and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations about the tables under “–Average Balance Sheets and Interest Rates”, including the footnotes.

	Six months ended June 30,

	2002	2003

	(in thousands of euros, except percentages)

Average earning assets
Domestic	131,997,456	148,824,534
International	177,598,989	141,421,567

	309,596,445	290,246,101
Interest and dividends on equity securities (1)
Domestic	3,514,082	3,534,218
International	8,631,389	5,499,330

	12,145,471	9,033,548
Net interest revenue
Domestic	1,936,374	2,051,698
International	3,099,387	1,876,226

	5,035,761	3,927,924
Gross yield (2) (annualized)
Domestic	5.32%	4.75%
International	9.72%	7.78%

	7.85%	6.22%
Net yield (3) (annualized)
Domestic	2.93%	2.76%
International	3.49%	2.65%

	3.25%	2.71%
Yield spread (4) (annualized)
Domestic	2.68%	2.57%
International	3.91%	3.17%

	3.22%	2.70%

(1)	Dividends on equity securities include dividends on equity-accounted holdings. See note 1 to the table under “Selected Consolidated Financial Information”.
(2)	Gross yield is the quotient of interest and dividends on equity securities divided by average earning assets.
(3)	Net yield is the quotient of net interest revenue (that includes dividends on equity securities) divided by average earning assets. Net interest margin (calculated in the same way as net yield but excluding dividends from the income, and equity securities from the average earning assets) for June 30, 2003 and 2002 was 2.66% and 3.20% respectively.

(4)	Yield spread is the difference between gross yield on average earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 3. Operating and Financial Review and Prospects—Net Interest Revenue”.

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Return on Equity and Assets

The following table presents certain financial ratios for the periods indicated.

	Year Ended December 31,	Six months ended June 30,

	2002	2002	2003

Return on average total assets (1)	0.81%	0.84%	0.97%
Return on average stockholders’ equity(1)	12.42%	12.81%	14.03%
Dividends per share as a percentage of net attributable income per share(2)	61.21%	30.88%	28.57%
Average stockholders’ equity as a percentage of average total assets	5.24%	5.26%	5.57%

(1)	Net income and net attributable income for the six months ended June 30, 2002 and 2003 have been annualized by doubling the first half year figures. Net income and net attributable income for the first half of any year are not necessarily indicative of the results for the full year. Return on average assets is calculated using net income and return on equity using net attributable income.
(2)	Dividend information for the six months ended June 30, 2003 and 2002 is not comparable to year-end information because the interim figures include only the first quarterly interim dividend whereas the full-year figure includes all dividends for the year. See “Item 8. Financial Information –A. Consolidated Statements and Other Financial Information –Dividend Policy” in the 2002 Form 20-F.

Interest-Earning Assets

The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the periods indicated. Percentages reflect asset classes as a percentage of total average interest-earning assets. You should read this table in light of our observations about the tables under “–Average Balance Sheets and Interest Rates”, including the footnotes.

	Six months ended June 30,

	2002	2003

Cash and due from central banks
Domestic	0.88%	0.77%
International	2.29%	1.63%

	3.17%	2.40%
Due from credit entities
Domestic	3.50%	4.74%
International	10.88%	9.40%

	14.38%	14.14%
Government debt securities
Domestic	7.84%	10.16%
International	0.00%	0.00%

	7.84%	10.16%
Other debt securities
Domestic	0.81%	1.06%
International	13.40%	11.01%

	14.21%	12.07%
Loans and credits
Domestic	29.88%	34.73%
International	30.52%	26.50%

	60.40%	61.23%
Total interest-earning assets
Domestic	42.91%	51.46%
International	57.09%	48.54%

	100.00%	100.00%

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Classified Assets

Movements in Allowances for Loan-Losses

The following table analyzes our allowances for loan-losses and movements, by domicile of customer, for the periods indicated. For further discussion of movements in the allowances for loan-losses, see “Item 3. Operating and Financial Review and Prospects” in this report.

	Year ended December 31,						Six months ended June 30,

	1998(1)	1998(1) proforma	1999	2000	2001	2002	2002	2003

	(in thousands of euros)
Allowance for loan- losses at beginning of year
Borrowers in Spain	1,069,483	1,886,751	1,514,250	1,204,464	1,360,253	1,771,321	1,771,321	1,725,606
Borrowers outside Spain	1,445,074	1,617,546	1,749,294	2,625,035	4,290,217	3,811,553	3,811,553	3,438,672

Total	2,514,557	3,504,297	3,263,544	3,829,499	5,650,470	5,582,874	5,582,874	5,164,278
Inclusion of acquired companies’ loan-loss allowances:
Borrowers in Spain	—	—	607	(13,450)	—	—	—	—
Borrowers outside Spain	386,679	386,679	444,418	2,004,393	108	9,034	134,155	—

Total	386,679	386,679	445,025	1,990,943	108	9,034	134,155	—
Loans charged-off against income: (2)
Borrowers in Spain	(30,844)	(32,190)	(77,567)	(15,145)	(13,258)	(14,921)	(6,403)	(6,243)
Borrowers outside Spain	(9,135)	(9,292)	(19,774)	(39,547)	(40,040)	(117,474)	(56,148)	(46,594)

Total	(39,979)	(41,482)	(97,341)	(54,692)	(53,298)	(132,395)	(62,551)	(52,837)
Recoveries of loans previously charged-off: (2)
Borrowers in Spain	64,915	196,104	237,496	191,278	151,845	141,850	69,949	62,707
Borrowers outside Spain	77,260	85,915	132,229	186,777	341,760	251,804	143,309	105,960

Total	142,175	282,019	369,725	378,055	493,605	393,654	213,258	168,667
Net provisions for loan-losses: (2)
Borrowers in Spain	140,793	237,640	267,775	182,221	499,982	318,656	62,200	332,996
Borrowers outside Spain	307,219	425,631	720,295	866,124	1,086,035	1,329,536	920,490	481,045

Total	448,012	663,271	988,070	1,048,345	1,586,017	1,648,192	982,690	814,041
Charge-offs against loan-loss allowance:
Borrowers in Spain	(255,394)	(695,738)	(462,953)	(175,375)	(205,498)	(249,757)	(110,892)	(101,784)
Borrowers outside Spain	(593,746)	(702,072)	(758,658)	(1,342,661)	(1,821,549)	(1,223,617)	(747,199)	(576,040)

Total	(849,140)	(1,397,810)	(1,221,611)	(1,518,036)	(2,027,047)	(1,473,374)	(858,091)	(677,824)
Other movements: (3)	(195,293)	(133,431)	82,087	(23,644)	(66,981)	(863,707)	(691,718)	(230,985)
Allowance for loan-losses at end of period:
Borrowers in Spain	872,874	1,514,250	1,204,464	1,360,253	1,771,321	1,725,606	1,756,297	2,040,445
Borrowers outside Spain	1,534,137	1,749,294	2,625,035	4,290,217	3,811,553	3,438,672	3,544,320	3,144,895

Total	2,407,011	3,263,544	3,829,499	5,650,470	5,582,874	5,164,278	5,300,617	5,185,340

(1)	The 1998 figures exclude the effects of the liquidation of S.C.I. Gestión. If these effects had been included, the amount shown in the line “charge-offs against loan-loss allowance” would have been €954.4 million higher.
(2)	We have included separate line items for charge-offs of loans not previously provided for (loans charged-off against income) and recoveries of loans previously charged-off in order to satisfy the SEC’s requirement to show all charge-offs and recoveries in this table. However such movements do not affect our reported loan-loss allowance. We have increased provisions for loan-losses for purposes of this table by the amount of charge-offs of loans not previously provided for and decreased it by the amount of recoveries of loans previously charged-off to produce a line item called net provisions for loan-losses in this table. This has also allowed the figures for net provisions for loan-losses in this table to match the amounts recorded under “write-offs and loan-loss provisions (net)” in our Consolidated Income Statement.
(3)	“Other Movements” during 1998, proforma 1998, 1999, 2000, 2001, 2002 and the first six months of 2002 and 2003 principally reflect foreign exchange differences.

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The table below shows a breakdown of charge-offs against income, recoveries, net provisions and charge-offs against loan-loss allowance by type and domicile of borrower for the years indicated and the six months ended June 30, 2002 and 2003.

	Year Ended December 31,						Six Months Ended June 30,

	1998	1998 proforma	1999	2000	2001	2002	2002	2003

Loans charged off against income:	(in thousands of euros)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	(15,019)	(15,019)	(43,712)	(6,815)	(1,655)	(685)	(503)	(497)
Real estate-construction	(787)	(787)	(156)	(6)	(6)	(4)	(1)	—
Real estate-mortgage	(2,518)	(2,518)	(1,436)	(337)	(347)	(465)	(278)	(179)
Installment loans to individuals	(11,515)	(12,110)	(10,115)	(6,497)	(222)	(10,927)	(4,162)	(4,701)
Lease finance	(950)	(1,701)	(1,064)	(1,472)	(3,409)	(2,491)	(1,459)	(866)
Other	(55)	(55)	(21,084)	(18)	(7,619)	(349)	—	—

Total Borrowers in Spain	(30,844)	(32,190)	(77,567)	(15,145)	(13,258)	(14,921)	(6,403)	(6,243)
Borrowers outside Spain
Government and official institutions	—	—	—	—	—	—	—	—
Bank and other financial institutions	—	—	—	—	—	—	—	—
Commercial and industrial	(6,093)	(6,093)	(12,624)	(34,389)	(36,664)	(71,433)	(36,930)	(34,589)
Other	(3,042)	(3,199)	(7,150)	(5,158)	(3,376)	(46,041)	(19,218)	(12,005)

Total borrowers outside Spain	(9,135)	(9,292)	(19,774)	(39,547)	(40,040)	(117,474)	(56,148)	(46,594)

Total	(39,979)	(41,482)	(97,341)	(54,692)	(53,298)	(132,395)	(62,551)	(52,837)

Recoveries of loans previously charged off:
Domestic:
Commercial, financial, agricultural, industrial	29,564	68,479	118,760	69,501	23,662	58,131	29,473	26,451
Real estate-construction	3,071	18,121	15,308	9,941	2,163	478	153	406
Real estate-mortgage	6,154	16,780	46,572	27,184	36,695	24,847	14,263	8,724
Installment loans to individuals	21,438	48,111	46,164	61,970	33,387	38,117	18,348	20,789
Lease finance	3,756	7,362	7,242	4,243	3,884	3,981	2,959	1,341
Other	932	37,251	3,450	18,439	52,054	16,296	4,753	4,996

Total Borrowers in Spain	64,915	196,104	237,496	191,278	151,845	141,850	69,949	62,707
Borrowers outside Spain
Government and official institutions	—	—	—	—	—	—	—	1,576
Bank and other financial institutions	—	—	—	4,061	4,428	3,097	1,824	1,538
Commercial and industrial	16,660	20,668	25,177	103,356	137,396	121,316	74,913	55,912
Other	60,600	65,247	107,052	79,360	199,936	127,391	66,572	46,934

Borrowers outside Spain	77,260	85,915	132,229	186,777	341,760	251,804	143,309	105,960

Total	142,175	282,019	369,725	378,055	493,605	393,654	213,258	168,667

Net provisions for loan–losses:
Domestic:
Commercial, financial, agricultural, industrial	55,942	62,313	135,799	96,385	99,362	119,155	139,973	105,582
Real estate-construction	(1,905)	1,376	6,208	8,600	(481)	1,139	664	405
Real estate-mortgage	52,456	57,397	37,233	39,060	4,455	17,632	(7,758)	13,326
Installment loans to individuals	27,953	29,991	39,817	73,702	113,771	93,545	21,224	48,155
Lease finance	5,439	5,613	13,385	12,104	28,367	19,007	6,293	39,502
Other(1)	908	80,950	35,333	(47,630)	254,508	68,178	(98,196)	126,026

Total Borrowers in Spain	140,793	237,640	267,775	182,221	499,982	318,656	62,200	332,996
Borrowers outside Spain
Government and official institutions	(2,807)	(2,807)	418	1,456	(9,628)	(1,966)	(519)	(48,377)
Bank and other financial institutions	282	282	36,364	20,486	(42,656)	69,459	61,766	46,669
Commercial and industrial	55,993	143,674	304,628	422,537	454,555	892,446	599,667	338,993
Other	253,751	284,482	378,885	421,645	683,764	369,597	259,576	143,760

Borrowers outside Spain	307,219	425,631	720,295	866,124	1,086,035	1,329,536	920,490	481,045

Total	448,012	663,271	988,070	1,048,345	1,586,017	1,648,192	982,690	814,041

Charge offs against loan loss allowance:
Domestic:
Commercial, financial, agricultural, industrial	(19,037)	(121,233)	(30,665)	(77,177)	(34,957)	(112,943)	(55,600)	(44,344)
Real estate-construction	(44)	(74,131)	(73)	(187)	(43)	(197)	(134)	(162)
Real estate-mortgage	(1,721)	(39,176)	(2,832)	(7,273)	(10,795)	(11,506)	(5,212)	(8,544)
Installment loans to individuals	(8,925)	(86,053)	(14,613)	(37,362)	(32,341)	(61,131)	(26,806)	(37,063)
Lease finance	(222)	(18,409)	(365)	(938)	(1,153)	(1,085)	(671)	(2,143)
Other	(225,445)	(356,736)	(414,405)	(52,438)	(126,209)	(62,895)	(22,469)	(9,528)

Total Borrowers in Spain	(255,394)	(695,738)	(462,953)	(175,375)	(205,498)	(249,757)	(110,892)	(101,784)
Borrowers outside Spain
Government and official institutions	—	—	—	—	—	—	—	(2,674)
Bank and other financial institutions	—	—	(3,576)	(24,972)	(6,208)	(665)	(348)	(7,639)
Commercial and industrial	(1,648)	(145,711)	(92,533)	(421,661)	(747,772)	(384,373)	(185,499)	(456,057)
Other	(592,098)	(556,361)	(662,549)	(896,028)	(1,067,569)	(838,579)	(561,352)	(109,670)

Borrowers outside Spain	(593,746)	(702,072)	(758,658)	(1,342,661)	(1,821,549)	(1,223,617)	(747,199)	(576,040)

Total	(849,140)	(1,397,810)	(1,221,611)	(1,518,036)	(2,027,047)	(1,473,374)	(858,091)	(677,824)

(1)	The change between June 30, 2002 and June 30, 2003 is mainly due to an increase in the statistical provision in Spain. See “Item 4. Information on the Company–B. Business Overview–Classified Assets–Bank of Spain Classification Requirements–Allowance for the Statistical Coverage of Loan-Losses” in our 2002 Form 20-F.

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Non-Performing Assets

We classify our assets as non-performing according to the regulations of the Bank of Spain described under “Item 4. Information of the Company –Selected Statistical Information–Classified Assets–Bank of Spain Classification Requirements–Non Performing Assets” in the 2002 Form 20-F and not in the manner prescribed by the SEC. We do not keep records classifying assets as non-accrual, past due, restructured or potential problem loans, as those terms are defined by the SEC. But we have estimated the amount of our assets that would have been so classified, to the extent possible, below.

As discussed under “Item 4. Information of the Company –Selected Statistical Information –Classified Assets–Bank of Spain Non-Accrual of Interest Requirements” in the 2002 Form 20-F, we stop accruing interest on the entire principal balance of any outstanding loan as soon as any portion of such loan becomes classified as non-performing. We also stop accruing interest on certain other interest-bearing assets as described below and in the 2002 Form 20-F under “Item 4. Information of the Company–Selected Statistical Information–Classified Assets–Bank of Spain Non-Accrual of Interest Requirements”.

The following table shows our non-performing assets excluding country risk.

	At December 31,						At June 30,

	1998	1998 (proforma)	1999	2000	2001	2002	2002	2003

	(in thousands of euros, except percentages)
Non-performing assets:
Past due and other non-performing assets:(1)(2)
Domestic	544,848	1,064,465	916,970	868,787	1,011,023	1,003,851	1,149,994	1,088,402
International	1,195,407	1,451,396	2,080,812	3,658,667	2,884,491	2,672,616	2,578,876	2,305,774

Total	1,740,255	2,515,861	2,997,782	4,527,454	3,895,514	3,676,467	3,728,870	3,394,176

Non-performing assets as a percentage of total loans	2.04%	2.16%	2.29%	2.59%	2.17%	2.19%	2.17%	1.95%
Net loan charge-offs as a percentage of total loans	1.01%	1.00%	0.72%	1.12%	0.88%	0.72%	0.41%	0.32%

(1)	The figures in this table do not reflect the entire principal amount of loans having payments 90 days or more past due unless the entire principal amount of the loan is classified as non-performing under Bank of Spain regulations as described under “Bank of Spain Classification Requirements” in the 2002 Form 20-F. We estimate that the entire principal amount of such loans would have been €1,917.8 million, €2,808.5 million, €3,519.5 million, €5,228.2 million, €4,150.6 million, €4,486.0 million, €3,920.2 million and €4,039.9 million at December 31, 1998, 1998 (proforma), 1999, 2000, 2001 and 2002 and June 30, 2002 and 2003.
(2)	We estimate that at December 31, 1998, 1998 (proforma), 1999, 2000, 2001 and 2002, and June 30, 2002 and 2003 (i) the total amount of our non-performing past-due assets was €1,465.3 million, €2,121.6 million, €1,804.8 million, €3,110.8 million, €2,737.3 million, €2,208.8 million, €1,844.7 million, and €2,099.4 million, respectively, and (ii) the total amount of our other non-performing assets was €275.0 million, €394.3 million, €1,193.0 million, €1,416.6 million, €1,158.2 million, €1,467.6 million, €1,884.2 million and €1,294.8 million, respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about possible credit risk at June 30, 2003 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

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Evolution of Non-Performing Assets

The following table shows the quarterly movement in our non-performing assets (excluding country-risk, see “Country Risk Outstanding”) from June 30, 2002 to June 30, 2003.

	Year ended December 31,		Quarter ended

	2000	2001	mar-02	jun-02	sep-02	dec-02	mar-03	jun-03

	(in thousands of euros)
Opening balance	2,997,782	4,527,454	3,895,514	4,000,971	3,728,870	4,105,116	3,676,467	3,518,525
Net additions	3,100,832	1,438,866	509,413	214,244	584,370	48,339	353,144	95,222
Writeoffs	(1,571,160)	(2,070,806)	(403,956)	(486,345)	(208,124)	(476,988)	(511,086)	(219,571)

Closing balance	4,527,454	3,895,514	4,000,971	3,728,870	4,105,116	3,676,467	3,518,525	3,394,176

Non-Performing Asset Ratios	Year Ended December 31,			Six Months Ended June 30,

	2000	2001	2002	2002	2003

	(in thousands of euros except percentages)
Computable credit risk (1)	200,757,888	209,289,435	194,917,391	201,427,474	203,593,777
Non-performing assets
Mortgage loans	392,461	405,671	361,076	397,989	518,655
Other	4,134,993	3,489,843	3,315,391	3,330,881	2,875,521

Total non-performing assets	4,527,454	3,895,514	3,676,467	3,728,870	3,394,176

Allowances for non-performing assets (2)	5,570,366	5,583,018	5,144,855	5,317,611	4,995,195
Ratios
Non-performing assets to computable credit risk	2.26%	1.86%	1.89%	1.85%	1.67%
Coverage ratio (3)	123.04%	143.32%	139.94%	142.61%	147.17%

(1)	Computable credit risk is the sum of the face amounts of loans, guarantees and documentary credits (including non-performing assets but excluding country risk).
(2)	It includes allowances for loan-losses and allowances for off-balance sheet credit risk, excluding country risk.
(3)	Allowances for non-performing assets as a percentage of non-performing assets.

Country Risk Outstanding

The following table sets forth our country-risk outstanding with third parties for the periods shown.

	Year ended December 31,			Six months ended June 30,

Country Risk (in millions of euros)	2000	2001	2002	2002	2003

Risk (gross)	1,592.1	1,216.3	409.5	523.0	529.5
Allowances	(363.7)	(323.2)	(337.5)	(313.2)	(530.1)

Risk (net)	1,228.4	893.1	72.0	209.8	(0.5)

Other Non-Accruing Assets

As described under “Item 4. Information of the Company —B. Business Overview —Bank of Spain Classification Requirements—Non-Performing Assets” and “Country Risk Outstandings” in our 2002 Form 20-F, we do not classify our loans to borrowers in countries with transitory difficulties (category 3) and doubtful countries (category 4) as non-performing. However, as described under “Item 4. Information of the Company –B. Business Overview —Bank of Spain Allowances for Loan-Losses and

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Country Risk Requirements–Allowances for Country Risk” and “Bank of Spain Non-Accrual of Interest Requirements” in our 2002 Form 20-F, the Bank of Spain requires us to account for such loans on a cash basis (non-accruing) and to set aside certain allowances for such loans. We treat category 5 (very doubtful) country-risk outstandings as both non-accruing and non-performing. Total other non-accruing assets due to country risk at December 31, 1998, 1998 (proforma), 1999, 2000, 2001 and 2002, and June 30, 2002 and June 30, 2003 were € 858.9 million, € 1,085.4 million, € 1,331.8 million, €1,313.7 million, € 1,172.2 million, €259.5 million, €513.9 million and €425.3 million, respectively.

Summary of Non-Accrual Assets	Year ended December 31,						Six months ended June 30,

	1998	1998 Proforma	1999	2000	2001	2002	2002	2003

	(in millions of euros)
Assets classified as non-performing assets	1,740.3	2,515.9	2,997.8	4,527.5	3,895.5	3,676.5	3,728.9	3,394.2
Remaining balances of loans partially classified as non-performing	177.5	292.6	521.7	700.7	255.1	809.5	191.3	645.7
Other assets on non-accrual status due to country risk	858.9	1,085.4	1,331.8	1,313.7	1,172.2	259.5	513.9	425.3

Total non-accrual assets	2,776.7	3,893.9	4,851.3	6,541.9	5,322.8	4,745.5	4,434.1,	4,465.2

We do not have any loans past-due 90 days or more that are accruing interest, in accordance with the Bank of Spain’s requirements.

As of December 31, 2002 and June 30, 2003, the amounts of “restructured loans” were €61.4 million and €101.3 million, respectively.

Foreclosed Assets

The table below sets forth movements in our foreclosed assets for the periods shown.

	Year ended December 31,		quarterly movements				Total Year 2002	Six months ended June 30,

	2000	2001	mar-02	jun-02	sep-02	dec-02		2002	2003

	(in thousands of euros)
Opening balance	978,514	1,127,866	998,876	945,570	822,402	759,691	998,876	998,876	679,543
Foreclosures	638,720	338,370	45,643	65,759	36,752	26,566	174,720	111,402	131,016
Sales and other movements	(489,368)	(467,360)	(98,949)	(188,927)	(99,463)	(106,714)	(494,053)	(287,876)	(165,710)
Gross foreclosed assets	1,127,866	998,876	945,570	822,402	759,691	679,543	679,543	822,402	644,849
Allowances established	623,881	563,455	556,643	485,746	436,480	395,406	395,406	485,746	370,163
Allowance as a percentage of foreclosed assets	55,32%	56.41%	58.87%	59.06%	57.45%	58.19%	58.19%	59.06%	57.40%
Closing balance (net)	503,985	435,421	388,927	336,656	323,211	284,137	284,137	336,656	274,686

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ITEM 2

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SELECTED CONSOLIDATED FINANCIAL INFORMATION

We have selected the following financial information from our consolidated financial statements and our unaudited interim consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements included in our 2002 annual report on Form 20-F and the unaudited interim consolidated financial statements included in this report. Our unaudited interim consolidated financial statements reflect all adjustments that we believe are necessary to present such information fairly for the six months ended June 30, 2002 and 2003. You should recognize that our results for the six months ended June 30, 2003 are not necessarily indicative of what our results will be for the full year or any other period.

We prepared our consolidated financial statements and our unaudited interim consolidated financial statements according to Spanish GAAP. Spanish GAAP differ in some significant respects from U.S. GAAP. Our financial information is presented in Spanish format.

The consolidated financial information for the years ended December 31, 1998, December 31, 1998 (proforma) and 1999 reflects adjustments to the amortization of goodwill figures shown in our Spanish statutory financial statements. See “Presentation of Financial and Other Information – “Differences Between Consolidated Financial Statements and Spanish Statutory Financial Statements – Accelerated Amortization of Goodwill” in our 2002 Form 20-F.

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	Year Ended December 31,									Six months ended June 30,

	1998		1998 (pro forma)		1999		2000	2001	2002	2002	2003

Consolidated Income Statement Data	(in thousands of euros, except percentages and per share data)
Interest and similar revenue and dividends on certain equity securities (1)	13,576,545		18,320,087		19,703,455		29,290,547	28,241,493	22,831,399	11,902,247	8,845,810
Dividends from equity-accounted holdings (2)	67,854		152,939		240,267		293,372	423,671	353,111	243,224	187,738
Interest and similar expenses	(9,351,015)		(12,282,902)		(13,273,785)		(21,294,358)	(18,408,400)	(13,825,855)	(7,109,710)	(5,105,624)

Net interest revenue	4,293,384		6,190,124		6,669,937		8,289,561	10,256,764	9,358,655	5,035,761	3,927,924

Net fees and commissions	2,031,241		2,751,019		3,077,134		4,012,994	4,621,735	4,289,284	2,249,207	2,045,883
Earnings from financial transactions	306,859		378,818		379,623		702,102	685,142	356,250	253,285	583,886

Net ordinary revenue	6,631,484		9,319,961		10,126,694		13,004,657	15,563,641	14,004,189	7,538,253	6,557,693

Net other operating income(3)	20,362		21,233		(68,750)		(119,583)	(230,885)	(226,482)	(133,015)	(74,306)
Operating expenses:
a) Personnel	(2,603,116)		(3,725,307)		(3,775,798)		(4,450,957)	(5,258,297)	(4,521,718)	(2,392,605)	(2,009,961)
b) General & administrative	(1,578,132)		(2,063,106)		(2,067,385)		(2,845,408)	(3,142,686)	(2,800,333)	(1,420,866)	(1,196,637)

Total	(4,181,248)		(5,788,413)		(5,843,183)		(7,296,365)	(8,400,983)	(7,322,051)	(3,813,471)	(3,206,598)
Depreciation and amortization	(447,291)		(603,398)		(735,783)		(900,148)	(987,319)	(889,832)	(460,596)	(377,602)

Net operating revenue	2,023,307		2,949,383		3,478,978		4,688,561	5,944,454	5,565,824	3,131,171	2,899,187

Income from equity-accounted holdings	199,379		389,767		563,112		1,047,643	945,549	633,009	378,872	296,085
Less: dividends from equity-accounted holdings	(67,854)		(152,939)		(240,267)		(293,372)	(423,671)	(353,111)	(243,224)	(187,738)
Amortization of goodwill	(426,550)	(4)	(520,368)	(4)	(1,262,696)	(4)	(598,548)	(1,872,952)	(1,358,616)	(377,710)	(1,007,371)
Net earnings from Group transactions	213,173		390,279		704,506		384,846	1,169,449	1,008,940	191,412	729,099
Net provisions for loan-losses (5)	(448,012)		(663,271)		(988,070)		(1,048,345)	(1,586,017)	(1,648,192)	(982,690)	(814,041)
Writedowns of long-term financial investments(net)	(6,581)		(6,581)		(3,955)		(613)	(751)	(272)	(2,110)	255
Extraordinary results(6)	(147,260)		(419,236)		(150,716)		(406,176)	61,244	(338,833)	(171,259)	124,582

Income before taxes	1,339,602	(4)	1,967,034	(4)	2,100,892	(4)	3,773,996	4,237,305	3,508,749	1,924,462	2,040,058

Provision for income tax (7)	(339,019)		(439,207)		(543,556)		(714,868)	(910,396)	(723,109)	(433,930)	(434,958)
Net income	1,000,583	(4)	1,527,827	(4)	1,557,336	(4)	3,059,128	3,326,909	2,785,640	1,490,532	1,605,100

Minority interests	333,147		465,033		596,919		800,987	840,606	538,463	293,972	312,357
Net attributable income	667,436	(4)	1,062,794	(4)	960,417	(4)	2,258,141	2,486,303	2,247,177	1,196,560	1,292,743

Spanish Statutory Financial Information:
Adjustment for accelerated amortization of Goodwill	186,981	(4)	186,981	(4)	614,691	(4)	—	—		—
Net attributable Income	854,417		1,249,775		1,575,108		—	—		—
Per Share Information: (8)
Average number of shares(thousands)(9)	2,190,418		3,440,224		3,667,793		4,205,787	4,564,546	4,728,372	4,687,677	4,768,403
Per average Share:(8)
Net attributable Income	0.30		0.31		0.30		0.54	0.54	0.48	0.26	0.27
Dividends in euros	0.20		0.14		0.24		0.30	0.29	0.29	0.08	0.08
Dividends in US$	0.23		0.16		0.24		0.28	0.26	0.30	0.08	0.07

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	Year Ended December 31,						Six months ended June 30,

	1998	1998 (pro forma)	1999	2000	2001	2002	2002	2003

Consolidated Balance Sheet Data:			(in thousands of euros, except percentages and per share data)

Total assets	155,667,196	236,419,400	256,438,452	348,927,965	358,137,513	324,208,085	338,446,946	341,998,527
Due from credit entities	26,200,077	37,088,931	30,226,281	36,764,090	42,989,290	40,256,390	38,576,191	37,508,204
Loans and credits (net)	71,441,540	112,383,163	127,472,077	169,384,197	173,822,046	162,972,957	166,869,073	169,040,164
Investment Securities	38,173,465	53,754,655	60,857,500	75,765,521	74,807,196	64,941,406	70,031,104	77,082,356
Holdings in Group and non-Group companies	1,816,427	4,052,331	4,897,744	8,875,669	7,889,156	5,899,131	7,006,461	6,285,869

Liabilities
Due to credit entities	42,951,631	69,457,028	63,252,215	68,010,963	53,929,789	50,820,719	53,521,911	59,738,563
Customer deposits	75,455,290	114,042,250	121,573,144	169,554,476	181,527,292	167,815,756	167,387,178	170,560,433
Marketable debt securities	10,376,125	11,936,677	24,084,761	34,165,910	41,609,096	31,289,107	35,815,216	34,579,137

Capitalization
Guaranteed Subordinated debt	2,339,355	3,408,436	4,968,808	7,069,038	9,188,555	9,363,994	9,608,232	8,932,333
Secured Subordinated debt	593,103	593,103	682,311	743,686	785,204	659,865	693,734	605,583
Other Subordinated debt	1,345,312	2,310,543	2,447,549	2,917,217	3,022,232	2,426,369	2,925,009	2,172,751
Minority interest (including net income of the period)	4,179,402	5,462,238	6,937,008	9,132,710	8,273,936	6,575,173	6,686,179	6,697,408
Stockholders’ equity(10)	5,696,758 (4)	9,582,809 (4)	8,289,740 (4)	18,140,592	19,772,504	18,242,063	19,172,520	19,032,709
Total capitalization	14,069,519	21,166,819	23,061,920	37,660,553	40,398,349	36,619,638	39,085,674	37,440,784
Stockholders’ Equity per Share(10)	2.56	2.73	2.19	4.23	4.19	3.72	4.09	3.99

Other managed funds
Mutual funds	39,398,501	54,773,064	59,840,347	65,011,930	68,535,047	68,139,520	68,124,941	73,542,058
Pension funds	7,900,394	9,428,756	13,071,611	16,397,317	18,841,893	17,513,488	16,605,143	18,671,047
Managed portfolio	2,900,947	5,302,838	5,563,731	7,238,915	7,869,579	7,684,879	7,787,307	8,489,879
Total other managed funds	50,199,842	69,504,658	78,475,689	88,648,162	95,246,519	93,337,887	92,517,391	100,702,984

Consolidated Ratios
Profitability Ratios: (11)
Net Yield(12)	2.85%	2.84%	2.97%	2.97%	3.32%	3.11%	3.25%	2.71%
Cost to Income(13)	63.05%	62.11%	57.70%	56.11%	53.98%	52.28%	50.59%	48.90%
Return on average total assets (ROA)	0.62%	0.65%	0.63%	0.99%	0.94%	0.81%	0.84%	0.97%
Return on average stockholders’ equity (ROE)	12.97%	12.50%	10.89%	17.59%	13.86%	12.42%	12.81%	14.03%

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Capital Ratio:
Average stockholders’ equity to average total assets	3.60%	3.61%	3.56%	4.14%	5.08%	5.24%	5.26%	5.27%
Ratio of earnings to fixed charges(14)
Excluding interest on deposits	1.36	1.36	1.35	1.39	1.41	1.56	1.62	1.82
Including interest on deposits	1.15	1.14	1.10	1.11	1.16	1.20	1.22	1.33
Ratio of earnings to combined fixed charges and preferred stock dividends(15)
Excluding interest on deposits	1.26	1.24	1.23	1.29	1.32	1.44	1.49	1.68
Including interest on deposits	1.11	1.10	1.07	1.08	1.13	1.17	1.18	1.28

Spanish Statutory Financial Ratios (4)
Profitability Ratios:
Return on average total assets	0.74%	0.73%	0.88%	—	—	—	—	—
Return on average stockholders’ equity	19.25%	16.04%	18.51%	—	—	—	—	—
Capital Ratio:
Average stockholders’ equity to average total assets	3.17%	3.32%	3.44%	—	—	—	—	—

Credit Quality Data
Allowances for non-performing assets (excluding country-risk)	2,164,846	3,022,304	3,622,631	5,570,366	5,583,018	5,144,855	5,317,611	4,995,195
Allowances for non-performing assets as a percentage of total loans	3.02%	2.62%	2.76%	3.18%	3.11%	3.06%	3.09%	2.87%
Non-performing assets(16)	1,740,255	2,515,861	2,997,782	4,527,454	3,895,514	3,676,467	3,728,870	3,394,176
Non-performing assets as a percentage of total loans	2.04%	2.16%	2.29%	2.59%	2.17%	2.19%	2.17%	1.95%
Non-performing assets as a percentage of computable credit risk	2.04%	1.86%	1.97%	2.26%	1.86%	1.89%	1.85%	1.67%
Allowances for non-performing assets as a percentage of non-performing assets	124.40%	120.13%	120.84%	123.04%	143.32%	139.94%	142.61%	147.17%
Net loan charge-offs as a percentage of total loans	1.01%	1.00%	0.72%	1.12%	0.88%	0.72%	0.41%	0.32%

(1)	Includes dividends on equity securities (other than dividends on equity-accounted holdings) of €85.4 million, €101.1 million, €91.4 million, €130.8 million, €124.7 million, 120.1 million, €79.82 million and €67.42 million for the years ended December 31, 1998, 1998 (pro forma), 1999, 2000, 2001 and 2002 and the six months ended on June 30, 2002 and 2003.

(2)	Equals the sum of “Income from Equity Securities: Holdings in non-Group companies” and “Income from Equity Securities: Holdings in Group Companies” as stated in our consolidated financial statements.

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(3)	Equals the sum of “Other Operating Revenues” and “Other Operating Expenses” as stated in our consolidated financial statements.

(4)	See “Presentation of Financial and Other Information–Differences Between Consolidated Financial Statements and Spanish Statutory Financial Statements–Accelerated Amortization of Goodwill” in our 2002 Form 20-F.

(5)	Consists of gross provisions for loan-losses, provisions for country-risk, less recoveries of loans previously charged-off.

(6)	Equals the sum of “Extraordinary Income” and “Extraordinary Loss” as shown in our consolidated financial statements.

(7)	Equals the sum of “Corporate Income Tax” and “Other Taxes” as stated in our consolidated financial statements.

(8)	All per share amounts reflect the two-for-one stock and ADS split made on June 29, 1998, the one-for-fifty stock dividend made on September 15, 1998, and the two-for-one stock and ADS split made on June 11, 1999. Banco Central Hispanoamericano shares outstanding in each period have been converted into Banco Santander Central Hispano shares at an exchange ratio of three Banco Santander Central Hispano shares for every five Banco Central Hispanoamericano shares outstanding.

(9)	Average number of shares and per share data have been calculated on the basis of the weighted average number of shares outstanding in the relevant period, including treasury stock, and have been restated to reflect the two-for-one stock and ADS split on June 29, 1998, the one-for-fifty stock dividend made on September 15, 1998, and the two-for-one stock and ADS split on June 11, 1999.

(10)	At the end of each period. We have deducted the book value of treasury stock from stockholders’ equity.

(11)	For purposes of calculating the profitability ratios, we have annualized net income for the six months ended June 30, 2002 and 2003 by doubling the first half year numbers. Net income for the first half of any year is not necessarily indicative of the results for the full year.

(12)	Net yield is the total of net interest revenue (including dividends on equity securities), divided by average earning assets. See “Item 1. Selected Statistical Information–Earnings Assets–Yield Spread”.

(13)	Cost to income ratio equals total operating expenses divided by net ordinary revenue.

(14)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before taxation, minority interests and extraordinary items (U.S. GAAP definition of extraordinary items), plus fixed charges and after deduction of the unremitted pre-tax income of associated companies. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, and the proportion of rental expense deemed representative of the interest factor.

(15)	For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before taxation, minority interest and extraordinary items (U.S. GAAP definition of extraordinary items), plus fixed charges and after deduction of the unremitted pre-tax income of associated companies. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, preferred stock dividend requirements (corresponding to minority interest participation and, accordingly, not eliminated in consolidation), and the proportion of rental expense deemed representative of the interest factor. Preferred stock dividends for any year represent the amount of pre-tax earnings required to pay dividends on preferred stock outstanding during such year.

(16)	Non-performing assets reflect Bank of Spain classifications. Such classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company–B. Business Overview–Selected Statistical Information–Classified Assets–Bank of Spain Classification Requirement,” and “Assets–Bank of Spain Classification Requirement–Non-performing Assets” in our 2002 Form 20-F. The amount of non-performing assets reflected in this table consists, in the case of certain non-performing assets, of the aggregate amount of past due payment of principal and interest on such loans, and not the entire unpaid principal amount of such loans unless and until such principal amount is classified as non-performing. See “Item 4. Information on the Company– B. Business Overview–Selected Statistical Information–Classified Assets–Bank of Spain Classification Requirement,” and “Assets–Bank of Spain Classification Requirement–Non-performing Assets” in our 2002 Form 20-F. We estimate that had such entire unpaid principal amount been included, the amount of non-performing loans would have been €1,917.8 million, €2,808.5 million, €3,519.5 million, €5,228.2 million, €4,150.6 million, €4,486.0 million, €3,920.2 million and €4,039.9 million at December 31, 1998, 1998 (pro forma), 1999, 2000, 2001 and 2002 and June 30, 2002 and 2003, respectively.

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The following table shows net income, stockholders’ equity, total assets and certain ratios on U.S. GAAP basis.

	Year Ended December 31,					Six months ended June 30,

	1998	1999	2000	2001	2002	2002	2003

US GAAP		(in thousands of euros, except percentages and per share data)

Net income(1)	417,896	421,470	2,009,485	2,176,711	2,286,959	1,216,648	2,193,909
Stockholders’ equity (1)(2)	9,838,682	18,251,421	30,929,034	29,944,012	23,114,475	26,895,390	25,780,929
Total assets	163,613,381	273,524,948	361,871,582	367,264,418	321,804,691	338,743,810	342,263,674
Net Income per share(3)	0.19	0.13	0.48	0.48	0.48	0.26	0.46
Stockholders’ equity per share(2)(3)	4.50	4.98	7.35	6.56	4.89	5.74	5.41
Ratio of earnings to fixed charges: (4)
Excluding interest on deposits	1.27	1.18	1.38	1.26	1.61	1.66	2.27
Including interest on deposits	1.11	1.05	1.10	1.10	1.22	1.23	1.51
Ratio of earnings to combined fixed charges and preferred stock dividends: (5)
Excluding interest on deposits	1.17	1.08	1.28	1.18	1.49	1.52	2.09
Including interest on deposits	1.07	1.02	1.08	1.07	1.18	1.19	1.46

(1)	For information concerning significant differences between Spanish GAAP and U.S. GAAP and a discussion of the principal U.S. GAAP adjustments to net income and stockholders’ equity for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, see note 27 to our consolidated financial statements in the Form 20-F for those years.

For information on the principal U.S. GAAP adjustments to net income and stockholders’ equity for the first six months ended June 30, 2002 and 2003, see Note 9 to our Unaudited Interim Consolidated Financial Statements.

(2)	As of the end of each period. The book value of treasury stock has been deducted from stockholders’ equity. See note 2 to our consolidated financial statements.

(3)	Per share data have been calculated on the basis of the weighted average number of our shares outstanding in the relevant period, including treasury stock, and have been restated to reflect the two-for-one stock and ADS split made on June 29, 1998, the one-for-fifty stock dividend made on September 15, 1998 and the two-for-one stock and ADS split made on June 11, 1999.

(4)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before taxation, minority interests and extraordinary items, plus fixed charges and after deduction of the unremitted pre-tax income of associated companies. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, and the proportion of rental expense deemed representative of the interest factor.

(5)	For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before taxation, minority interest and extraordinary items, plus fixed charges and after deduction of the unremitted pre-tax income of associated companies. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, preferred stock dividend requirements (corresponding to minority interest participation and, accordingly, not eliminated in consolidation), and the proportion of rental expense deemed representative of the interest factor. Preferred stock dividends for any year represent the amount of pre-tax earnings required to pay dividends on preferred stock outstanding during such year.

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ITEM 3

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

We have based the following discussion on our unaudited interim consolidated financial statements. You should read it along with these financial statements and it is qualified in its entirety by reference to them. We prepare our financial statements according to Spanish GAAP. We have identified the significant differences between Spanish GAAP and U.S. GAAP in note 27 to our consolidated financial statements included in our 2002 annual report on Form 20-F. Note 27 also includes reconciliation to U.S. GAAP of net income and stockholders’ equity as reported in the consolidated financial statements. Note 9 to the unaudited interim consolidated financial statements includes a reconciliation to U.S. GAAP of net income and stockholders’ equity as reported in the unaudited interim consolidated financial statements.

In a number of places in this report, in order to analyze changes in our business from period to period, we have isolated the effects of foreign exchange rates on our results of operations and financial condition. In particular, we have isolated the effects of depreciation of local currencies against the euro because we believe that doing so is useful to understand the evolution of our business. For these purposes, we calculate the effect of movements in the exchange rates by multiplying the previous period balances in local currencies by the difference between the exchange rate to the euro of the current and the previous period.

General

We believe that the following factors had a significant impact on our results of operations and financial condition during the first six months of 2003.

First, the world economy is still not showing signs of a significant recovery, even though the end of the war with Iraq triggered an improvement in the financial markets and lower oil prices. The persistent problems of excess productive capacity, as well as the structural rigidities in Japan and the Euro zone, are holding back growth.

The U.S. economy grew by around 2% during the first half of 2003 and inflation fell. The risk of deflation, although still low, led the U.S. Federal Reserve Board to reduce its funds rate to 1%.

The Euro zone economy remained at a standstill, with no significant improvement in the confidence of economic agents. The decrease in inflation, as a result of weak demand and the euro’s appreciation, enabled the European Central Bank to cut its REPO rate to 2%. Spain is coping well with this weak environment, with economic growth of around 2%, backed by low interest rates, a reduction in personal income tax rates and the relatively favourable situation of non-financial companies.

In Latin America, growth is still weak, but the foundations have been laid for a stronger recovery: currencies are strengthening and country-risk has fallen substantially, while national budgets, external accounts and inflation are performing better in the principal countries of Latin America.

Within this context, our strategy has been focused on the improvement of our recurrent banking activities, cost controls, maintaining a prudent credit risk management policy, strengthening our balance sheet and improvement of our capital base.

Second, the depreciation of the dollar and of the Latin American currencies against the euro is once again significantly affecting comparisons between the first half of 2003 and the same period of 2002. The depreciations had a negative impact over the past 12 months of 3.3 percentage points on our lending balances and 4.8 points on our customer fund balances. With regards to earnings in euros, the depreciation of currencies at average exchange rates had a negative impact of 28 percentage points between the first half of 2002 and the same period of 2003.

Third, as in 2002, Argentina’s contribution to net income of the Group in the first half of 2003 was zero given that the positive or negative results of our Argentine subsidiaries are offset by an increase or decrease in the same amount of the specific allowance. See note 2 to our consolidated financial statements.

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Results of Operations

Summary

Net attributable income as reported in our unaudited interim consolidated financial statements for the six months ended June 30, 2003 was €1,292.7 million, an increase of 8.0% from €1,196.6 million for the same period in 2002. The increase in net attributable income in the first half of 2003 reflected mainly a decrease in net interest revenue and net fees and commissions and increased amortization of goodwill, all of which were partially offset by increases in gains on financial transactions, earnings from Group transactions and decreased general and administrative expenses.

Net Interest Revenue

Net interest revenue was €3,927.9 million for the six months ended June 30, 2003, a 22.0% or €1,107.8 million decrease from €5,035.8 million for the same period in 2002. Excluding dividends from equity-accounted holdings, net interest revenue was €3,740.2 million in the 2003 period, a 22.0% or €1,052.3 million decrease from €4,792.5 million for the same period in 2002.

The difference in net interest revenue from the first half of 2002 to the first half of 2003 is greatly affected by exchange rates which had a negative impact of €976.2 million. Another major negative factor was the fall in interest rates in Europe and Latin America. These negative factors were partly offset by the greater volume of business in Spain and by the steps taken by our different units to defend customer spreads.

Average total earning assets were €290,246.1 million for the six months ended June 30, 2003, a 6.3% or €19,350.3 million decrease from €309,596.4 million for the same period in 2002. This decrease was mainly due to a decrease of €36,177.4 million in the average balances of our international total earning assets (mainly because of the effect of the weakening of nearly all the Latin American currencies against the euro), partially offset by an increase of €16,827.1 million in the average balance of our domestic total earning assets (mainly due to an increase of €7,926.5 million and €5,498.0 million in the average balances of our domestic loans and credits and debt securities portfolios, respectively). Our loans and credits balance grew in Spain because of increased secured loans (mainly mortgage lending) resulting in part from continuing low and declining domestic interest rates.

The decrease in net interest revenue also resulted partly from the decline in the overall yield spread from 3.22% in the first six months of 2002 to 2.70% in the same period of 2003 (which mainly reflected a decline in international yield spread). Domestic yield spread decreased slightly from 2.68% to 2.57% for the first six months of 2003. This reflected continued pressure on margins in Spain which were offset in part by adjusting our domestic asset mix. The margin pressure in Spain reflected continued low and declining domestic interest rates as well as the continued effects of competition. Expanded volumes in our domestic loan and credit portfolio improved our domestic asset mix given existing conditions. International yield spread decreased from 3.91% to 3.17% for the six first months of 2003 primarily because of a decrease in interest rates in other European countries and in some Latin American countries.

During the first six months of 2003, we have expanded our volumes (assets and liabilities) where yield spread was maintained (domestic businesses) and decreased our volumes where yield spread was reduced (mainly Latin American businesses). This included expanding domestic deposit volumes, which pay significantly lower interest rates than international deposits, while reducing higher paying international deposit volumes.

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Net Fees and Commissions

Net fees and commissions were €2,045.9 million for the six months ended June 30, 2003, a 9.0% or €203.3 million decrease from €2,249.2 million for the same period in 2002.

Net fees and commissions for the six months ended June 30, 2003 and 2002 were as follows:

	2003	2002	Amount Change	% Change

		(in millions of euros, except percentages)
Commissions for services	1,119.3	1,251.1	(131.8)	(10.5)
Commercial bills	205.7	259.4	(53.7)	(20.7)
Credit and debit cards	251.4	236.0	15.4	6.5
Account management	198.5	255.6	(57.1)	(22.3)
Insurance	151.8	128.5	23.4	18.2
Contingent liabilities	99.9	102.1	(2.2)	(2.2)
Other operations	212.1	269.7	(57.6)	(21.4)
Mutual and pension funds	611.4	671.9	(60.5)	(9.0)
Securities services	315.2	326.1	(11.0)	(3.4)

Total	2,045.9	2,249.2	(203.3)	(9.0)

The €203.3 decrease in net fees and commissions is mainly due to the negative impact of exchange rates (€337.9 million) offset in part by the positive performance of commissions from credit and debit cards, insurance, mutual and pension funds and securities services.

Gains (losses) on Financial Transactions

Gains on financial transactions were €583.9 million for the six months ended June 30, 2003, a 130.5% or €330.6 million increase from €253.3 million for the same period in 2002. This increase was due to positive trading results, the ALCO portfolio and the income from the coverage position of earnings in Latin America in clear contrast with the losses arising from the sale of portfolios in Brazil during the second quarter of 2002.

Gains (losses) on financial transactions include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, spot market foreign exchange transactions, sales of investment securities and liquidation of our corresponding hedge or other derivative positions.

Net Other Operating Income

Net other operating results generated a loss of €74.3 million for the six months ended June 30, 2003, a 44.1% or €58.7 million decrease from a loss of €133.0 million for the same period in 2002. Net other operating income consists mainly of income and expenses generated by our consolidated financial and non-financial subsidiaries and contributions we make to the Spanish Deposit Guarantee Fund and similar deposit guarantee programs abroad.

The €58.7 million decrease is mainly due to the positive effect of exchange rates and decreased net operating losses in our consolidated financial subsidiaries, principally in Latin America.

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Operating Expenses

Operating expenses were €3,206.6 million for the six months ended June 30, 2003, a 15.9% or €606.9 million decrease from €3,813.5 million for the same period in 2002.

Operating expenses for the six months ended June 30, 2003 and 2002 were as follows:

	2003	2002	Amount Change	% Change

		(in millions of euros, except percentages)
Personnel expenses	2,010.0	2,392.6	(382.6)	(16.0)
General expenses	1,196.6	1,420.9	(224.2)	(15.8)
Information technology	224.4	263.4	(38.9)	(14.8)
Communications	116.5	161.6	(45.1)	(27.9)
Advertising	99.2	142.2	(43.0)	(30.2)
Building and premises	217.2	253.7	(36.5)	(14.4)
Printed and office material	38.6	47.4	(8.8)	(18.5)
Taxes (other than income tax )	75.1	97.1	(22.0)	(22.7)
Other expenses	425.6	455.6	(29.9)	(6.6)

Total	3,206.6	3,813.5	(606.9)	(15.9)

The 15.9% decrease in operating expenses for the first six months of 2003 reflected a 16.0% decline in personnel expenses and a 15.8% decline in general expenses. These costs were affected by the performance of exchange rates that had a positive impact of €606.5 million. Eliminating this exchange rate impact, expense levels were essentially unchanged.

The reduction in personnel expenses underscored the effort made in 2002 to reduce the number of employees in Spain, Portugal and Latin America. Our purchasing and cost optimization area continued to adopt measures to cut spending, while the organization and IT areas continued to improve processes in order to boost efficiency and productivity throughout all our units.

Our efficiency ratio, measured by dividing operating expenses by net ordinary revenue, improved by 1.7 percentage points to 48.9% for the first six months of 2003 compared to 50.6% for the same period in 2002.

Depreciation and Amortization

Depreciation and amortization was €377.6 million for the six months ended June 30, 2003, a 18.0% or €83.0 million decrease from €460.6 million for the same period in 2002. This decrease is mainly due to exchange rate differences.

Income from Equity-Accounted Holdings

Excluding dividends from equity-accounted holdings which are reflected under net interest revenue, income from equity-accounted holdings was €108.3 million for the six months ended June 30, 2003, a 20.1% or €27.3 million decrease from €135.6 million for the same period in 2002. Including dividends, income from equity-accounted holdings was €296.1 million for the six months ended June 30, 2003, a 21.9% or €82.8 million decrease from €378.9 million for the same period in 2002. This decrease was due to the lower contribution of some stakes such as those of The Royal Bank of Scotland, Dragados and Vallehermoso as a result of the sale of some of these stakes during 2002. This lower income was partially offset by the higher contribution of other entities such as Cepsa, Unión Fenosa, San Paolo IMI and Urbis.

Amortization of Goodwill

Amortization of goodwill was €1,007.4 million for the six months ended June 30, 2003, a €629.7 million increase from €377.7 million for the same period in 2002. This increase principally reflects management’s decision to accelerate the amortization of €691.2 million of goodwill.

This amount of early amortization together with the elimination of goodwill relating to the sale of 24.9% of Santander Serfin sold in February 2003 (€318.0 million) and the elimination of the amount pending from our subsidiaries in Argentina from the fund set up to fully cover such goodwill meant that goodwill declined in the first half of 2003 by a net amount of €1,656.0 million to €8,298.8 million.

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Earnings from Group Transactions

Earnings from Group transactions were €729.1 million for the six months ended June 30, 2003, a 280.9% or €537.7 million increase from €191.4 million for the same period in 2002. The amount of €729.1 million relates primarily to the capital gains from the sale of 24.9% of Santander Serfin to Bank of America (€681.0 million).

Net Provisions for Loan-Losses

Our net provisions for loan-losses were €814.0 million for the six months ended June 30, 2003, a 17.2% or €168.6 million decrease from €982.7 million for the same period in 2002.

Net provisions for loan-losses in Argentina, according to local criteria, were €2.1 million for the six months ended June 30, 2003, a 99.1% or €242.6 million decrease from €244.7 million for the same period in 2002.

The €168.6 million decrease in net provisions for loan-losses, reflected a €393.6 million decrease in gross provisions for loan-losses (provisions for loan-losses were €758.1 million for the six months ended June 30, 2003 compared to €1,151.7 million for the same period in 2002), a €180.4 million increase in provisions for country-risk (provisions for country-risk were €224.6 million for the six months ended June 30, 2003 compared to €44.2 million for the same period in 2002), and a €44.6 million decrease in recoveries of loans previously charged-off (recoveries totaled €168.7 million for the six months ended June 30, 2003 compared to €213.3 million for the same period in 2002).

Net provisions for loan-losses for borrowers in Spain increased by €270.8 million to €333.0 million at June 30, 2003, from €62.2 million at June 30, 2002, mainly due to an increase of the statistical provision. Net provisions for loan-losses for borrowers outside Spain decreased by €439.5 million to €481.0 million from €920.5 million at June 30, 2002, primarily as a result of the positive effect of exchange rates, reduced provisions in Argentina, according to local criteria, and lower needs for the rest of our Latin American subsidiaries.

The €393.6 million decrease in gross provisions for loan-losses is mainly due to positive effect of exchange rates, reduced provisions in Argentina, according to local criteria, and lower needs for the rest of our Latin American subsidiaries.

The €180.4 million increase in provisions for country-risk is mainly due to the increase from 50% to 75% of the amount of coverage required by the Bank of Spain for country-risk in Argentina. As this amount was already provisioned and recorded within the specific allowance for Argentina, this increase in provisions for country-risk did not have impact on earnings given that this amount is released from the specific allowance for Argentina through a credit to extraordinary results. Our total country-risk exposure with third parties in accordance with Bank of Spain criteria was fully covered with allowances and stood at €0.5 million negative, net of allowances, compared to €209.8 million, net of allowances, at June 30, 2002.

Our total allowances for loan-losses, including country risk, decreased by €115.3 million to €5,185.3 million at June 30, 2003, from €5,300.6 million at June 30, 2002, primarily as a result of the effect of exchange differences.

Excluding country-risk, non-performing assets decreased by €334.7 million to €3,394.2 million at June 30, 2003, compared to €3,728.9 million at June 30, 2002. Domestic non-performing assets decreased by €62.0 million to €1,088.4 million at June 30, 2003 from €1,150.0 million at June 30, 2002, while international non-performing assets decreased by €273.1 million to €2,305.8 million at June 30, 2003, from €2,578.9 million at June 30, 2002, due to the depreciation of the Latin American currencies against the euro, our efforts to reduce our non-performing assets in Latin America and our conservative policy. This trend may not continue and may even reverse in the future.

Our coverage ratio of non-performing assets (excluding country risk) was 147.2% at June 30, 2003, and 142.6% at June 30, 2002.

For information concerning the allowance for loan-losses and country risk, see our 2002 annual report on Form 20-F under “Item 4. Information on the Company–B. Business Overview–Classified Assets–Bank of Spain Classification Requirements–Bank of Spain Allowances for Loan-Losses and Country Risk Requirements”.

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Extraordinary Results

We had an extraordinary net income of €124.6 million for the six months ended June 30, 2003, compared to an extraordinary net loss of €171.3 million during the same period in 2002.

This caption includes a series of heterogeneous results, positive and negative, as well as different allocations in order to continue strengthening the balance sheet and the positive results from sales of fixed assets and the collection of overdue interest. The €124.6 million of extraordinary net income in 2003 arises mainly from the reclassification of Argentina’s country-risk mentioned in net provisions for loan-losses. The remaining negative balance (€57.0 million) includes a series of very different items, with allocations to strengthen the balance sheet.

Provision for Income Taxes

The provision for corporate income and other taxes was €435.0 million for the six months ended June 30, 2003, a 0.2% or €1.1 million increase from €433.9 million for the same period in 2002, which imply tax rates of 21.3% and 22.5% during the same periods.

Minority Interests

Minority interests were €312.4 million for the six months ended June 30, 2003, a 6.3% or €18.4 million increase from €294.0 million for the same period in 2002.

The €18.4 million increase during the first six months of 2003 reflected a €61.5 million increase in net income attributable to minority shareholders, mainly related to increased minority interests in Banesto and Santander Serfin, and a €43.1 million decrease in dividends on preference shares of subsidiaries mainly as a result of early amortizations and the dollar’s slide against the euro.

Net Income Information on U.S. GAAP Basis

Our unaudited interim consolidated financial statements have been prepared in accordance with Spanish GAAP. Spanish GAAP differ in certain significant respects from U.S. GAAP. For a summary of the most significant adjustments required to arrive at net income on U.S. GAAP basis, see note 9 to our unaudited interim consolidated financial statements.

	Six months ended June 30,

	2003	2002

As Reported	(in thousands of euros, except per share data)

Net attributable income	1,292,743	1,196,560
Net attributable income per average share (1)(2)	0.27	0.26

U.S. GAAP
Net income	2,193,909	1,216,648
Net income per average share (1)(2)	0.46	0.26

(1)	Based on the number of shares outstanding at the end of each month of each six-month period.

(2)	Not annualized.

Financial Condition

Assets and Liabilities

Our total assets were €341,998.5 million at June 30, 2003, a 1.1% or €3,551.6 million increase from total assets of €338,446.9 million at the same date in 2002. Our gross loans to corporate clients, individual clients and government and public entities which include securities purchased from such clients under agreements to resell, increased by 1.2% to €174,006.5 million at June 30, 2003 from €171,970.2 million at June 30, 2002. Customer liabilities, which are principally deposits from clients and securities sold to clients under agreements to repurchase, increased by 1.9% to €170,560.4 million at June 30, 2003, from €167,387.2 million at June 30, 2002. Other managed funds, including mutual funds, pension funds and other managed portfolios, increased by 8.9% to €100,703.0 million at June 30, 2003, from €92,517.4 million at June 30, 2002.

Our total managed funds increased by 2.7% to €442.701.5 million at June 30, 2003, from €430,964.3 million at June 30, 2002.

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Capital

Stockholders’ equity, net of treasury stock, at June 30, 2003, was €19,032.7 million, a decrease of €139.8 million or 0.7% from €19,172.5 million at June 30, 2002, principally reflecting a €705.8 million decrease in additional paid-in capital (due to the charge made in 2002 for early retirement of employees of the Bank) partially offset by a €461.5 million increase in reserves (as a result of the incorporation of last year’s net income less distributed dividends) and a €96.2 million increase in net attributable income.

We estimate that our Tier 1 capital ratios and our total capital ratios (which include Tier 1 and Tier 2 capital), calculated in accordance with Basel Committee guidelines, at June 30, 2003, and 2002 were as set forth below.

	At June 30,

	2003	2002

Tier 1 Capital Ratio	8.37%	7.36%
Total Capital Ratio (Tier 1 and Tier 2)	12.73%	10.86%

B. Liquidity and Capital Resources

As a financial group, our main source of liquidity is our customer deposits which consists primarily of demand, savings and time deposits. In addition, we complement our customer deposits through the access to the interbank market (overnight and time deposits) and to the domestic and international capital markets. For this purpose, we have in place a series of domestic and international programs for the issuance of commercial paper and medium and long term debt. Also we maintain a diversified portfolio of liquid assets and securitized assets throughout the year. In addition, another source of liquidity is the generation of cash flow.

At June 30, 2003, there were outstanding €34.6 billion of senior debt, of which €8.9 billion were mortgage bonds and €12.8 billion promissory notes and other securities, as well as €11.7 billion in subordinated debt and €5.1 billion in preferred stock.

The following table shows the average balances during the first six months of 2003 and 2002 of our principal sources of funds:

	2003	2002

	(In thousands of euros)

Due to credit entities	56,526,712	52,694,943
Customer deposits	163,275,245	177,468,558
Marketable debt securities	33,851,442	40,226,418
Subordinated debt	12,089,325	13,365,266

Total	265,742,724	283,755,185

The average maturity of the outstanding debt is the following:

•	Senior debt	3.9 years
•	Mortgage debt	5.5 years
•	Subordinated debt	6.3 years

Notes 5 and 6 to our consolidated financial statements included herein show a detail of our senior and subordinated long-term debt, including their maturities.

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of, and reduce our market access to debt financing. At June 30, 2003, our credit ratings were as follows:

	Long-Term	Short-Term	Financial Strength

Moody’s	A1	P1	B-
Standard & Poor’s	A	A1
Fitch Ratings.	A+	F1	B/C

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Our total customer funds (customer deposits -excluding assets sold under repurchase agreements-, marketable debt securities and subordinated debt) totaled €190.4 billion at June 30, 2003. Our loans and credits (gross) totaled €174.0 billion at the same date.

We are a diversified financial group operating in Spain and in a variety of other countries (mainly in Europe and in Latin America). Although, at this moment, except for Argentina, we are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, there is no assurance that in the future such restrictions could be adopted and how they could affect to our business. Nevertheless, the geographic diversification of our businesses limits the effect of any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

As of June 30, 2003 and to the present date, we did not, and presently do not, have any material commitments for capital expenditures, except as disclosed in Item 4 “Recent Events”.

Other contingent liabilities and commitments

As of June 30, 2003 and 2002, we had outstanding the following contingent liabilities and commitments:

	2003	2002

	(in thousands of euros)
Contingent liabilities:
Rediscounts, endorsements and acceptances	43,109	46,121
Assets assigned to sundry obligations	294,222	257,541
Guarantees and other sureties	26,595,233	25,739,829
Other contingent liabilities	3,897,362	4,784,073

	30,829,926	30,827,564
Commitments:
Sales with repurchase option	519,282	110,520
Loan commitments drawable by third parties	44,816,616	47,330,027
Other commitments	5,918,114	5,992,526

	51,254,012	53,433,073

	82,083,938	84,260,637

Relationship with un-consolidated companies

We have significant holdings in companies whose business activity is not directly related to that of the Bank. According to Spanish GAAP, these holdings are not consolidated. Transactions with these companies are made at market conditions and are closely monitored by our regulatory authorities.

Also, we use special purpose vehicles (“fondos de titulización”) in our securitization activity. We are not required to repurchase assets or contribute additional assets to any of these special purpose vehicles. We do, however, provide in the ordinary course of business certain subordinated loans to some of these special purpose vehicles, which loans are fully provisioned.

We do not have transactions with un-consolidated entities other than the aforementioned ones.

Off-balance sheet arrangements

We have no off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

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C. Analysis by Business Segments

See Note 9 to the unaudited interim consolidated financial statements for information about assets and income by business segment.

D. Research and Development, Patents and Licenses, etc.

We do not currently conduct any significant research and development activities.

E. Trend Information

The European financial services sector is likely to remain competitive with increasing numbers of providers of financial services and alternative distribution channels. Further consolidation in the sector (through mergers, acquisitions or alliances) is likely to occur as the other major banks look to increase their market share or combine with complementary businesses. It is foreseeable that regulatory changes will take place in the future that will diminish barriers to entry in the markets.

Technological advances have strengthened the alliances between banking entities and other businesses (e.g.: telephone companies) contributing to the blurring of the traditional division between businesses. This has facilitated the entry of new competitors that were not involved in the financing business until now.

The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on the company or that would cause the disclosed financial information not to be indicative of our future operating results or financial condition:

•	uncertainties relating to economic growth expectations, especially in the United States, Spain and Latin America, and the impact they may have over interest and exchange rates;

•	the effect that economic slowdown may have over Latin America and fluctuations in interest and exchange rates;

•	the chance that changes in the macroeconomic environment will further deteriorate the quality of credit;

•	a possible downturn in capital markets;

•	a drop in the value of the euro relative to the US dollar or Latin American currencies;

•	inflationary pressures, because of the effect they may have in relation to increases of interest rates and decreases of growth;

•	although it is foreseeable that entry barriers to domestic markets in Europe will be lowered, our plans of expansion into other markets could be affected by regulatory requirements of the national authorities of these countries.

International Financial Reporting Standards (“IFRS”)

In June 2002, the European Parliament and Council of the European Union issued a regulation that will require all European listed companies to prepare their consolidated accounts in accordance with IFRS rather than existing national GAAP. The regulation takes effect from 2005, consequently the accounting framework under which we report will change. We will produce our consolidated accounts in accordance with IFRS for the year ended December 31, 2005.

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ITEM 4

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RECENT EVENTS

Legal Proceedings

Banco Santander Central Hispano

The resolutions adopted at our general shareholders’ meetings held on January 18, 2000 and on March 4, 2000, approving the capital increases agreed in connection with the exchange offer made by The Royal Bank of Scotland Group plc. with National Westminster Bank plc., and in connection with our acquisitions of the Portuguese banks Banco Totta & Açores and Crédito Predial Portugués and the resolution adopted at our general shareholders’ meeting held on March 4, 2000 approving the capital increase necessary to carry out the exchange offers for shares of Banco Rio de la Plata, have been challenged under Spanish law. One plaintiff shareholder, in the case of the resolutions adopted in the first meeting and two plaintiff shareholders, in the case of the resolutions adopted in the second meeting, have challenged these resolutions on the grounds that, among other things, they were provided with insufficient information in connection with the vote on these resolutions and that the resolutions excluding the preemptive rights of shareholders were not validly adopted. In the proceedings, the plaintiffs have requested the court to declare that the above resolutions (and other ones adopted in the same meetings) are null and void. The first claim was rejected by the court in April 2001, and the plaintiff appealed the court’s rejection of his claim. The plaintiff’s appeal was then rejected by the court on December 2, 2002. The plaintiff has appealed for redress and the Bank has asked the court not to admit such appeal. The second claim was rejected by the courts of the city of Santander on November 29, 2002 and the plaintiffs appealed such decision. The court has rejected to admit new evidence. We cannot anticipate the outcome of these claims. Under Spanish law, if the claims were to prevail, the capital increase resolutions adopted on January 18, 2000, and on March 4, 2000, could be declared null and void. The effect under Spanish law of the declaration of nullity of a listed company’s share capital increase is highly uncertain and we are unable to anticipate what would be the outcome for us and our shareholders if these claims were to prevail.

The resolutions adopted at our shareholders’ meeting held on March 10, 2001, have been challenged under Spanish law by three shareholders who filed their claim before the courts of the city of Santander. These shareholders claim that the Bank has not complied with certain provisions of Spanish corporate law with respect to the resolutions adopted in said shareholders’ meeting. The challenged resolutions include the approval of the Bank’s annual accounts, the approval of a capital increase in exchange of cash, the approval of a capital increase in exchange of shares of Banco Rio de la Plata and BRS Investments and the approval of various issuances of bonds. In their complaints, the plaintiff shareholders ask the Court to declare the resolutions null and void and that the registration of the resolutions in the Commercial Registry are also annulled. The claim was rejected by the court in March 2002. The plaintiff shareholders have appealed such rejection and the Bank has already answered the appeals. The court then admitted new evidence, which has taken place. The appeal of one of the shareholders was not admitted by the court on procedural grounds, and the plaintiff presented against the decision a motion to set aside such decision, which was also rejected and then subsequently appealed and again rejected.

The resolutions adopted at our shareholders’ meeting held on February 9, 2002, have been challenged under Spanish law by one shareholder who has filed his claim before the courts of the city of Santander. The challenged resolutions include the approval of the payment of an interim dividend, the reelection of Arthur Andersen y Cía, S. Com. as the external auditor of the Bank, the approval of a capital increase in exchange of shares of the German Company AKB Holding Gmbh and the approval of various issuances of bonds. Among other things, the plaintiff alleges the infringement of the shareholder’s rights of participation during the meeting and of receipt of information regarding the different issues to be voted in the meeting; and that the resolutions excluding the preemptive rights of shareholders were not validly adopted. The plaintiff shareholder asked the Court to declare the above resolutions (and others adopted in the same meeting) null and void and that the registration of the resolutions in the Commercial Registry also be annulled. On September 9, 2002 the Court rejected the claim. The plaintiff has appealed such rejection and the Bank has answered the appeal. The Court has already rejected to admit new evidence as requested by the plaintiff.

The resolutions adopted at our shareholders’ meeting held on June 24, 2002 have been challenged under Spanish law by one shareholder who filed his claim before the courts of the city of Santander. The challenged resolutions include the approval of the Bank’s annual accounts and the rejection by the shareholders meeting of the proposals made by the plaintiff shareholder and another shareholder to file a claim requesting the declaration of the Directors’ liability in connection with the investments made by the Bank in Argentina, as well as the proposal made by another shareholder for the dismissal of one of the Directors. The Bank responded to the

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claim on October 5, 2002. During the term to respond to this claim, the Bank was required to respond to another claim, filed by a different shareholder, challenging some of the resolutions adopted at the same meeting. The claim was admitted by the same court of the city of Santander that is in charge of the first proceeding and has been joined to this proceeding, so both proceedings will be carried out jointly. The Bank responded to this second claim on October 25, 2002. The hearing took place on April 21, 22 and 23, 2003, and the court dismissed the claim on May 29, 2003. The plaintiffs have appealed against such decision, and the Bank has already answered the appeal.

In December 1995, the Spanish tax authorities issued an “Acta” (writ) requiring us to pay €26.2 million in back withholding taxes, interest and penalties relating to our alleged failure to comply with a purported obligation to withhold income tax on payments to clients with respect to certain credit assignment transactions held by such clients. Our appeal against this writ was rejected and we filed a second appeal which was partially admitted by the court on October 30, 2003. The Bank will appeal such decision before the Supreme Court.

Lanetro, S.A. filed a suit against Banco Santander Central Hispano, S.A., carried out before the Court of 1st Instance no. 34 of Madrid, Complaint of Plenary Suit no. 558/2002, principally alleging that the Bank breached its alleged obligation to subscribe to the increase in capital stock of the plaintiff in the amount of €30,050,605.22. The hearing has taken place and the Court decision is pending.

The resolutions adopted at our shareholders’ meeting held on June 21, 2003 have been challenged under Spanish law by three shareholders who filed their claims before the courts of the city of Santander. The three plaintiff shareholders challenged the resolution approving the annual accounts and the management of the Bank and of the Group for 2002. In addition, two out of the three plaintiff shareholders challenged the resolutions approving the profit allocation for 2002 and the regulation of shareholders’ meetings. On October 10, 2003, the Bank answered the claims. The preliminary hearing is scheduled to take place on January 21, 2004.

For informational purposes it is also mentioned, although this does not constitute litigation against the Bank, that one shareholder has filed a claim before the courts of the city of Madrid against the persons who were members of the Board of the Bank during 2001. The plaintiff claims that the Bank’s investments in Argentina were carried out by the defendants without due diligence, and that the losses derived from these investments have caused a direct damage to him that varies from euro 533.06 to euro 3,005.00. The plaintiff shareholder applies for the compensation of that amount against the Directors, as jointly and severally liable for his alleged damages. The claim was rejected by the court in April 2003, and the plaintiff has appealed the court’s decision. The Directors have already answered the appeal. This claim is described for informational purposes only and does not constitute an implied representation that we have described all claims of equal or greater magnitude than this claim.

For the same informational purposes, it is mentioned that the Madrid Central Court number 3 is carrying forward preliminary proceedings 352/2002 in connection with complaints filed by two shareholders against the chairman of the Bank, regarding the economic terms of the retirement in August 2001 of the former co-chairman, Mr. José María Amusátegui and the economic terms of the resignation in February 2002 of the former first vice-chairman and chief executive officer, Mr. Angel Corcóstegui. The prosecutor and the defendants have requested the dismissal of the case, which was opposed by the plaintiff shareholders. On October 16, 2003 the Court decided to change the cited proceedings to an abbreviated procedure. The public prosecutor and the chairman of the Bank have appealed such decision.

On September 25, 2003, the Bank announced that it would launch a public offering in Spain for the acquisition of up to 16% of the share capital of Compañía Española de Petróleos, S.A. (“Cepsa”), a Spanish oil and petrochemical company. On October 21, 2003, the Spanish National Securities Commission authorized the Bank to launch the offering. The acceptance term of the offering expired on November 24, 2003. The bid was accepted by shares representing 12.13% of Cepsa’s share capital.

The Bank decided to launch the bid for Cepsa once the agreements with the French group Total (“Total”), an oil and petrochemical group and major shareholder of Cepsa, to act in concert with respect to the parties’ investments in Cepsa had become ineffective after the enactment of Law 26/2003 of July 17, 2003 (“Ley de Transparencia”). These agreements included those related to the company Somaen Dos, S.L. (“Somaen Dos”), a holding company in which the Bank, Total and Unión Fenosa, S.A. (“Unión Fenosa”) have participations of approximately 60%, 25% and 15%, respectively. Somaen Dos owns shares representing 33.23% of Cepsa’s share capital, of which 19.92% belong to the Bank, 8.31% to Total and 5.00% to Unión Fenosa.

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After our announcement to launch the public offering, Total filed on October 13, 2003 a request for a summary arbitral proceeding with the Netherlands Arbitration Institute seeking the adoption of certain injunctive measures. On November 25, 2003, that arbitration institute made public a ruling that, among other measures, imposed a temporary prohibition of the sale or encumbrance of the Cepsa shares owned by Somaen Dos as well as the Cepsa shares that the Bank had acquired in the bid. Furthermore, the ruling instructed both the Bank and Total to presently respect the supermajority rules contained in the agreements to act in concert in Cepsa and the rules, also established in those agreements, governing the right to appoint Directors of the boards of Cepsa and Somaen Dos.

Additionally, on October 20, 2003, the Total group filed a request for an arbitral proceeding with the Netherlands Arbitration Institute seeking a determination on the merits of its claim that, among others, the “Ley de Transparencia” did not render their agreements with the Bank ineffective. The Bank responded that it was opposed to such request. Currently, that arbitral proceeding remains open. The decision to be adopted in the proceeding on the merits of the claim will not be conditioned by the above-mentioned ruling which is temporary and which does not constitute a pre-judgment on the merits.

Banesto

In 1995 and 1996, the former directors of Banesto, who had been replaced by decision of the Bank of Spain’s Executive Council on December 28, 1993, filed claims challenging certain corporate resolutions adopted by the shareholders’ meetings held on March 26, and August 22, 1994 and February 15, 1995 approving, among other things, Banesto’s financial reorganization plan and the 1993 and 1994 financial statements of Banesto and the Banesto Group. In 2000, Madrid Appellate Court decisions rejected all the appeals filed by the plaintiffs in connection with the claim filed challenging the legality of the corporate resolutions approving the financial restructuring plan; the plaintiffs subsequently filed cassation appeals against these decisions. On March 5, 2002 the courts decided not to admit the cassation appeal against the Madrid Appellate Court’s decision rejecting the claims of some of the plaintiffs regarding the invalidity of the constitution of the shareholders’ meeting held on March 26, 1994. On July 22, 2003, the courts admitted the cassation appeal filed by the remaining plaintiffs and has granted the Bank the term defined by Spanish law to answer the cassation appeal. The Bank filed its answer on September 20, 2003. The claim filed against the resolutions adopted by the shareholders’ meeting held on August 22, 1994 approving the 1993 financial statements of Banesto was rejected by the Court of First Instance and the plaintiffs subsequently filed an appeal before the Madrid Appellate Court. The appeal was rejected in 2001 and the plaintiff has appealed in cassation. The claim filed against the approval by the shareholders’ meeting held on February 15, 1995 of the 1994 financial statements of Banesto was also rejected in 2000 by the Court of First Instance and was subsequently appealed by the plaintiffs. The appeal has been dismissed by judgment of the Court of Appeals of Madrid, rendered on May 20, 2003. The plaintiffs appealed such judgment but the court decided on June 25, 2003 not to admit the appeal. Subsequently, the plaintiffs have appealed for redress as a preliminary step to file an appeal before the Supreme Court. In September 2003, the appeal for redress was dismissed. Subsequently, the plaintiffs have appealed before the Supreme Court.

Banesto’s directors and legal advisers consider that these claims will not have any effect on the financial statements of Banesto and of its Group. The plaintiffs seek that the resolutions are declared null and void, not damages. It is very difficult to assess what would be the practical consequences of an adverse judgment.

Other Litigation

The above description of our legal proceedings contains only those which have experienced changes from June 30, 2003. Therefore, it does no contain the full list of other relevant legal proceedings. For those matters not described hereby, see “Legal Proceedings” in our 2002 Form 20-F.

Furthermore, in addition to the above described matters, we and our subsidiaries are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters. We believe we have made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings and believe that liabilities related to such claims and proceedings are not likely to have, in the aggregate, a material adverse effect on our business, financial condition, or results of operations.

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Market Risk

•	Trading activity

Quantitative analysis

The Group started 2003 at a low level of risk as evidenced by a Value-at-Risk (VaR) measure near $17.2 million. During the first months of 2003, the Group steadily increased levels of risk because further positions were taken and volatility in the markets rose. The maximum VaR ($22.6 million) was reached at the end of the first quarter when the geopolitical uncertainty arising from the war with Iraq had its impact on the global economy. Stock markets tumbled and volatility increased. Latin American markets withstood the deterioration relatively well.

The second quarter of the year began at the end of the Iraq conflict, in an environment of reduced volatility. The euro’s strengthening against the dollar and the better performance of Latin American markets led daily VaR to decline to $10.9 millions at the beginning of May. During May, risk positions were taken and the volatility in the markets rose because of poor expectations for the global economy, which increased the daily VaR to $19.2 million at the end of May. At the end of the second quarter there was a new decline in VaR to a low for the semester of $10.5 million, due to the closing of positions mainly in Madrid and Mexico.

Our risk performance with regard to trading activity in financial markets, during the six months ended June 30, 2003, measured by daily VaR, is shown in the graph below.

The maximum risk level, $22.6 million, was reached on March 17th after a sharp increase of volatility and positions. The minimum, $10.5 million, was reached on June 20th and the average risk level was $15.8 million.

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Histogram of the frequency of daily results (Marked-to-Market)

The histogram below shows the distribution of worldwide daily marked-to-market revenues (either positive or negative) generated by our trading activities during the first six months ended June 30, 2003, including trading revenue, trading related net interest income, commissions, and other sources of trading related revenue:

Geographic and by product analysis of risks and results

High volatility levels in the emerging markets implied that the principal risks assumed by the Group during the first half of 2003 were concentrated in Latin America, with an average risk of $11.0 million, resulting in an average total of $15.8 million for the whole Group, concentrated in fixed income products ($13.7 million).

Market risk in the United States was primarily generated by strategic and directional fixed income positions in Latin American instruments denominated in US$ and located in USA markets. Thus, an additional $1.6 million of the total average VaR was generated by activity related to these emerging markets.

The tables below show statistics of risk levels during the six-month period ended June 30, 2003, expressed in daily VaR terms, by region and by product.

VaR by region
(in millions of dollars)
	Minimum	Average	Maximum	Period-end

Total	10.5	15.8	22.6	12.4

Europe	3.0	9.7	16.4	4.6
Asia	0.1	0.1	0.2	0.1
USA(*)	0.6	1.6	3.2	1.6
Latin American	8.4	11.0	14.9	10.9

(*) Directional and strategic positions on Latin American fixed income instruments denominated in US$.

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VaR by product
(in millions of dollars)
	Minimum	Average	Maximum	Period-end

VaR total	10.5	15.8	22.6	12.4
Diversification effect	0.3	(6.4)	(12.9)	(5.4)
Fixed-income VaR	7.0	13.7	21.2	7.8
Equity VaR	1.2	2.1	4.7	2.2
Currency VaR	1.9	6.4	9.6	7.9

Geographical distribution

Regarding the geographic distribution of average daily VaR for the six-month period ended June 30, 2003, it can be observed that Europe’s contribution to the total average risk increased to 37% and supplied 30% of accumulated results. This difference is due to the significant franchise of clients in Spain, which allows us to obtain high levels of revenue from intermediation, sales and market making despite low risk profiles. Latin America, on the other hand, has the biggest contribution to the total average risk, 54% and supplies 62% of accumulated results due to the Mexican and Brazilian markets.

Annual average daily VaR

•	Non-trading activities

Balance-Sheet Management

Interest rate risk for Latin American non-trading activities, measured through MVE (Market Value of Equity) sensitivity and NIR (1 year Net Interest Revenue) sensitivity, moved within a very tight band. VaR figures at the end of first half of the year remain at the same levels of December 2002, although the first quarter brought higher volatility levels due to geopolitical uncertainty and therefore risk in terms of daily VaR increased some 20% to its maximum in March.

As of the end of June 2003, the risk consumption for the region is similar to December 2002. If we express this risk in terms of MVE sensitivity to 100 basis points parallel movement in the yield curve, it is 5.8% over equity. The risk consumption relating to the 1 year NIR sensitivity to 100 basis points parallel movement in the yield curve was 1.7% over NIR budget. That profile reflects that it is a little bit higher in sensitivity measures at June 30, 2003 compared to December 2002, primarily as a result of the increase in Brazil.

The strict liquidity management and control policy carried out during 2002 continued throughout the first six months of 2003 and were the key for keeping this financial institution secure during volatile periods.

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Non-Trading foreign exchange rate risk

The most significant issues for foreign exchange risk during the first six months of 2003 have been the hedge of the structural Brazilian position ($642 million) and the increase of the coverage for the Chilean position by $300 million. In addition to that, several Latin American units have taken foreign exchange positions to partially hedge their budgeted results.

Consequently, the risk level in terms of VaR measurement has decreased during the six month period ended June 30, 2003, although the high volatility of the Brazilian Real with respect to the US$ and the US$ against the Euro has played an important role in foreign exchange rate risk. The maximum risk was reached during the periods of highest volatility of the Brazilian Real.

Portfolio of industrial and strategic shareholdings

In the six months ended June 30, 2003, the Group increased the risk of its industrial and strategic equity portfolio. Despite the fact that volatility levels in the equity markets generally declined after the war with Iraq, risk increased. This resulted from the combination of a general recovery and upward trend in the equity markets and the increase in the share values of certain large holdings (such as those of The Royal Bank of Scotland and San Paolo IMI). These increases were partially offset by reductions in the share values of Vodafone.

The Group’s strategic holdings in its industrial and financial equity portfolios are stable. Fluctuations in the market value of the shares in such portfolios do not affect the Group’s operational results since most of these stakes are accounted for by the equity method and their book value is much lower than their market value.

The average daily VaR for the six months ending June 30, 2003 was $623.4 million, with a low of $554.1 million and a high of $726.8 million.

•	Market risk consolidated analysis

The Group’s total daily VaR at December 31, 2002 and the daily VaR estimates for the six months ended June 30, 2003, broken down by trading and structural (non-trading) portfolios, were as follows (excluding our Argentine portfolios) at and for the periods ended on the dates set forth below:

	At December 31, 2002	For six month period ended June 30, 2003

		Low	Average	High	At period End

	(in millions of dollars)
Trading	24.2	10.5	15.8	22.6	12.4
Structural (Non-trading)	602.3	561.4	623.7	720.3	720.3
Diversification Effect.	(23.7)	(10.4)	(15.6)	(22.2)	(12.3)

Total	602.8	561.5	623.9	720.7	720.4

Activities in Argentina are not included as to avoid distortion in risk that would not be generated given the specific allowance we made relating to Argentina. See note 2 to our consolidated financial statements.

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Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk, broken down by trading and structural (non-trading) portfolios, were as follows at and for the periods ended on the dates set forth below:

Interest Rate Risk

	At December 31, 2002	For six month period ended June 30, 2003

		Low	Average	High	At period End

	(in millions of dollars)
Trading	15.9	7.0	13.7	21.2	7.8
Structural (Non-trading)	79.0	79.6	88.0	93.1	79.6
Diversification Effect.	(14.4)	(6.7)	(12.7)	(18.8)	(7.4)

Total	80.6	79.9	89.0	95.4	80.0

Foreign Exchange Rate Risk

	At December 31, 2002	For six month period ended June 30, 2003

		Low	Average	High	At period End

	(in millions of dollars)
Trading	17.9	1.9	6.4	9.6	7.9
Structural (Non-trading)	84.8	67.9	77.9	90.2	79.7
Diversification Effect	(16.1)	(1.9)	(6.1)	(9.1)	(7.5)

Total	86.7	67.9	78.2	90.7	80.1

Equity Price Risk

	At December 31, 2002	For six month period ended June 30, 2003

		Low	Average	High	At period End

	(in millions of dollars)
Trading	1.4	1.2	2.1	4.7	2.2
Structural (Non-trading)	534.3	554.1	623.4	726.8	726.8
Diversification Effect	(1.4)	(1.2)	(2.1)	(4.7)	(2.2)

Total	534.3	554.1	623.4	726.8	726.8

Interim Dividends

In July 2003, our Board of Directors approved a first interim dividend in respect of the 2003 earnings of €0.0775 per share which was paid on August 1, 2003.

In October 2003, our Board of Directors approved a second interim dividend in respect of the 2003 earnings of €0.0775 per share which was paid on November 1, 2003.

Directors and Senior Management

On June 30, 2003, Mr. Fernando Cañas was appointed Executive Vice President, Responsible for the Means of Payment Project of the Latin America Division.

On August 25, 2003, Mr. José Antonio Aróstegui, Executive Vice President, Costs and Resources, retired from the Bank, being replaced by Mr. Pedro Mateache, former partner-manager of Mckinsey & Co.

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Acquisitions, Dispositions and Reorganizations

On June 30, 2003, we announced that we had exercised our option to acquire Royal Bank of Scotland’s 12.78% stake in Banco Santander Portugal for 62.5 million pounds sterling. This increased our stake in Banco Santander Portugal to 97.7%.

On June 30, 2003, we announced that we had acquired from Metlife Iberia S.A. a 20% stake in the capital of Santander Central Hispano Seguros y Reaseguros for €53.9 million. After this transaction we have an 80% holding of the capital stock of Santander Central Hispano Seguros y Reaseguros. Additionally, we sold our total stake of 20% in Metlife Iberia S.A. to Metlife International Holdings, Inc. for €39.1 million.

On July 14, 2003, we announced that we had reached an agreement whereby Banco de Oro Universal Bank (a Philippine bank) will acquire our subsidiaries Banco Santander Philippines Inc. and Santander Investment Securities Philippines Inc. for $48.5 million, of which $5.5 million corresponds to minority shareholders.

On July 25, 2003, we announced that we had increased our stake in San Paolo IMI from 6.4% to 7.7%, approximately, for a total price of €209.4 million.

On September 22, 2003, we announced that we were having talks with Generali España, Holding de Entidades de Seguros, S.A. (“Generali”) with regards to the acquisition by us of the 20% stake in Santander Central Hispano Seguros y Reaseguros held by Generali and the sale to them of the 13.2% stake in Banco Vitalicio de España, S.A. held by us. The agreements were signed on October 13, 2003.

On September 25, 2003, the Bank announced that it would launch a public offering in Spain for the acquisition of up to 16% of the share capital of Compañía Española de Petróleos, S.A. (“Cepsa”), a Spanish oil and petrochemical company. On October 21, 2003, the Spanish National Securities Commission authorized the Bank to launch the offering. The acceptance term of the offering expired on November 24, 2003. The bid was accepted by shares representing 12.13% of Cepsa’s share capital. For a description of certain legal proceedings with respect to Cepsa, see “Legal Proceedings”.

Capital Market Transactions

In September 2003, we redeemed two issues of guaranteed preferred stock amounting to $550 million; in October 2003, we issued €450 million of guaranteed preferred shares and in November 2003 we redeemed two issues of guaranteed preferred stock amounting to $375 million.

Recent Legislation

Law 26/2003 (July 17, 2003) (“Ley de Transparencia”) amended the Securities Market Law 24/1988 and the Corporations Law in order to reinforce the transparency of listed companies. It introduces: (i) information and transparency duties for companies, (ii) definition and system of the director’s duties, mainly with regards to conflicts of interest, and (iii) the obligation to implement a series of corporate governance rules including, among others, a regulation of the board of directors and of the general shareholders meeting.

Law 22/2003 (July 9, 2003) on Bankruptcy sets forth large reforms to the previous legal regime. When it enters into force in September 2004, this Law, which is based on the principles of legal unity, discipline and system, will abolish the Insolvency Law of July 26, 1922, and will introduce amendments to a wide variety of regulations with respect to bankruptcy matters, among others, the Civil and the Commerce Codes, the Securities Markets Law, and the Corporations Law.

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ITEM 5

Unaudited Interim Consolidated Financial Statements

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     BANCO SANTANDER CENTRAL HISPANO, S.A. AND COMPANIES
COMPRISING THE SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2003 AND 2002 (UNAUDITED)
(Currency – Thousands of euros)

ASSETS	June 30, 2003	June 30, 2002

CASH ON HAND AND ON DEPOSIT AT CENTRAL BANKS:
Cash on hand	1,389,452	1,678,066
Cash at Bank of Spain	1,384,058	1,118,304
Cash at other central banks	3,844,633	3,058,819

	6,618,143	5,855,189

GOVERNMENT DEBT SECURITIES	33,640,126	23,500,339

DUE FROM CREDIT ENTITIES:
Demand deposits	2,025,960	4,100,663
Other	35,482,244	34,475,528

	37,508,204	38,576,191

LOANS AND CREDITS (NET)	169,040,164	166,869,073

DEBENTURES AND OTHER FIXED-INCOME SECURITIES	34,592,121	38,751,958

COMMON STOCKS AND OTHER EQUITY SECURITIES	8,850,109	7,778,807

HOLDINGS IN NON-GROUP COMPANIES	5,142,164	5,849,968

HOLDINGS IN GROUP COMPANIES	1,143,705	1,156,493

INTANGIBLE ASSETS:
Incorporation and start-up expenses	4,150	7,506
Other deferred charges	576,226	705,973

	580,376	713,479

GOODWILL IN CONSOLIDATION:
Companies consolidated by the global integration method	7,140,225	9,662,261
Companies carried by the equity method	1,158,622	1,176,572

	8,298,847	10,838,833

PREMISES AND EQUIPMENT:
Land and buildings for own use	2,703,142	3,206,358
Other property	308,433	371,931
Furniture, installations and other	1,480,645	1,817,336

	4,492,220	5,395,625

TREASURY STOCK	10,896	19,248

OTHER ASSETS	19,084,660	20,053,711

ACCRUAL ACCOUNTS	8,342,331	8,806,485

PRIOR YEARS’ LOSSES AT CONSOLIDATED COMPANIES	4,654,461	4,281,547

TOTAL ASSETS	341,998,527	338,446,946

MEMORANDUM ACCOUNTS	82,083,938	84,260,637

The accompanying Notes 1 to 9 are an integral part of the consolidated financial statements as of June 30, 2003 and 2002.

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BANCO SANTANDER CENTRAL HISPANO, S.A. AND COMPANIES
COMPRISING THE SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2003 AND 2002 (UNAUDITED)
(Currency – Thousands of euros)

LIABILITIES AND EQUITY	June 30, 2003	June 30, 2002

DUE TO CREDIT ENTITIES	59,738,563	53,521,911

CUSTOMER DEPOSITS:
Savings deposits-
Demand	70,770,848	69,061,994
Time	47,782,249	52,546,529
Other deposits-
Demand	500,755	1,155,678
Time	51,506,581	44,622,977

	170,560,433	167,387,178

MARKETABLE DEBT SECURITIES: (Note 5)
Bonds and debentures outstanding	21,752,422	20,222,700
Promissory notes and other securities	12,826,715	15,592,516

	34,579,137	35,815,216

OTHER LIABILITIES	13,114,786	13,393,374

ACCRUAL ACCOUNTS	8,820,490	9,466,290

PROVISIONS FOR CONTINGENCIES AND EXPENSES:
Pension allowance	8,818,729	8,780,430
Other provisions	4,112,822	6,548,439

	12,931,551	15,328,869

GENERAL RISK ALLOWANCE	132,223	132,223

NEGATIVE DIFFERENCE IN CONSOLIDATION	15,203	15,416

CONSOLIDATED INCOME FOR THE PERIOD:
Group	1,292,743	1,196,560
Minority interests	312,357	293,972

	1,605,100	1,490,532

SUBORDINATED DEBT (Note 6)	11,710,667	13,226,975

MINORITY INTERESTS (Note 7)	6,385,051	6,392,207

CAPITAL STOCK (Note 3)	2,384,201	2,384,201

ADDITIONAL PAID-IN CAPITAL	8,979,736	9,685,580

RESERVES	5,524,609	5,416,279

REVALUATION RESERVES	42,667	42,667

RESERVES AT CONSOLIDATED COMPANIES	5,474,110	4,748,028

TOTAL LIABILITIES AND EQUITY	341,998,527	338,446,946

The accompanying Notes 1 to 9 are an integral part of the consolidated financial statements as of June 30, 2003 and 2002.

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BANCO SANTANDER CENTRAL HISPANO, S.A. AND COMPANIES
COMPRISING THE SANTANDER GROUP

CONSOLIDATED STATEMENT OF INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002 (UNAUDITED)
(Currency – Thousands of euros)

CONSOLIDATED STATEMENT OF INCOME	(Debit) Credit

	June 30, 2003	June 30, 2002

INTEREST AND SIMILAR REVENUES	8,778,386	11,822,427
Of which: Fixed-income securities	1,749,243	2,651,112
INTEREST AND SIMILAR EXPENSES	(5,105,624)	(7,109,710)
INCOME FROM EQUITY SECURITIES:
Common stocks and other equity securities	67,424	79,820
Holdings in non-Group companies	171,649	224,725
Holdings in Group companies	16,089	18,499

	255,162	323,044

NET INTEREST REVENUE	3,927,924	5,035,761

FEES COLLECTED	2,479,889	2,715,394
FEES PAID	(434,006)	(466,187)
GAINS (LOSSES) ON FINANCIAL TRANSACTIONS	583,886	253,285

NET ORDINARY REVENUE	6,557,693	7,538,253

OTHER OPERATING REVENUES	45,071	62,068
GENERAL ADMINISTRATIVE EXPENSES:
Personnel expenses	(2,009,961)	(2,392,605)
Of which:
Wages and salaries	(1,478,975)	(1,715,988)
Employee welfare expenses	(315,308)	(387,622)
Of which: Pensions	(44,724)	(63,734)
Other administrative expenses	(1,196,637)	(1,420,866)

	(3,206,598)	(3,813,471)
DEPRECIATION, AMORTIZATION AND WRITEDOWNS OF PREMISES AND
EQUIPMENT AND INTANGIBLE ASSETS	(377,602)	(460,596)
OTHER OPERATING EXPENSES	(119,377)	(195,083)

NET OPERATING REVENUE	2,899,187	3,131,171

NET INCOME FROM COMPANIES CARRIED BY THE EQUITY METHOD:
Share in income of companies carried by the equity method	339,903	426,715
Share in losses of companies carried by the equity method	(43,818)	(47,843)
Value adjustments due to collection of dividends	(187,738)	(243,224)

	108,347	135,648

AMORTIZATION OF GOODWILL IN CONSOLIDATION	(1,007,371)	(377,710)
GAINS ON GROUP TRANSACTIONS:
Gains on disposal of holdings in Companies consolidated by the global integration method	699,317	1,972
Gains on disposal of holdings carried by the equity method	15,439	932,101
Gains on transactions involving controlling company shares and Group financial liabilities	15,401	12
Reversal of negative differences in consolidation	—	—

	730,157	934,085
LOSSES ON GROUP TRANSACTIONS:
Losses on disposal of holdings in companies consolidated by global integration method	(770)	(700,146)
Losses on disposal of holdings carried by the equity method	(275)	(33,725)
Losses on transactions involving controlling company shares and Group financial liabilities	(13)	(8,802)

	(1,058)	(742,673)

WRITEOFFS AND LOAN LOSS PROVISIONS (Net)	(814,041)	(982,690)
WRITEDOWNS OF LONG-TERM FINANCIAL INVESTMENTS (Net)	255	(2,110)
EXTRAORDINARY INCOME	431,629	793,631
EXTRAORDINARY LOSS	(307,047)	(964,890)

INCOME BEFORE TAXES	2,040,058	1,924,462

CORPORATE INCOME TAX	(209,082)	(178,710)
OTHER TAXES	(225,876)	(255,220)

CONSOLIDATED INCOME FOR THE PERIOD	1,605,100	1,490,532
NET INCOME ATTRIBUTED TO MINORITY INTERESTS	312,357	293,972

NET INCOME ATTRIBUTED TO THE GROUP	1,292,743	1,196,560

The accompanying Notes 1 to 9 are an integral part of the consolidated financial statements for the periods ended June 30, 2003 and 2002.

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BANCO SANTANDER CENTRAL HISPANO, S.A. AND DEPENDENT COMPANIES
COMPRISING THE SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002 (UNAUDITED) (Notes 1 and 3)

NUMBER OF REGISTERED SHARES ( €0.50 par value per share )	Thousands of shares

	Six months Ended June 30, 2003	Twelve months Ended December 31, 2002

Balance at beginning of year	4,768,403	4,659,362
Shares issued for the acquisition of AKB Group (May 2002)	—	109,041
Balance at end of the period	4,768,403	4,768,403

CAPITAL STOCK	Thousands of euros

	Six months Ended June 30, 2003	Twelve months Ended December 31, 2002

Balance at beginning of year	2,384,201	2,329,681
Shares issued for the acquisition of AKB Group (May 2002)	—	54,520
Balance at end of the period	2,384,201	2,384,201

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NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(1)	DESCRIPTION OF THE BANK

Banco Santander Central Hispano, S.A. (“the Bank”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The bylaws and other public information on the Bank can be consulted in the web page of the Bank (www.gruposantander.com) and in its registered office at Paseo de Pereda 9-12, Santander, Spain.

The growth of the Group in the last decade has led the Bank to also act, in practice, as a holding entity of the shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each year the Bank determines the amount of dividends to be distributed to its shareholders on the basis of the consolidated net income, while maintaining the Group’s traditionally high level of capitalization and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).

At the international level, the various banks and other subsidiary and associated companies belonging to the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

The purpose of this structure, all of which is controlled by the Bank, is to optimize the international organization from a strategic, economic, financial and tax standpoint, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or taking stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the income obtained by the Group’s various operating units to Spain.

(2)	BASIS OF PRESENTATION, CONSOLIDATION PRINCIPLES AND OTHER INFORMATION

Basis of presentation

The six months ended June 30, 2003 and 2002 Unaudited Interim Consolidated Financial Statements have been prepared on the basis of presentation, and in accordance with the consolidation principles, and the accounting principles set forth in Notes 1 and 2 to the Banco Santander Central Hispano, S.A. Audited Consolidated Financial Statements in the annual report on Form 20-F for the fiscal year ended December 31, 2002 (the “2002 Form 20-F”) filed with the Securities and Exchange Commission (the “SEC”). These accounting principles and valuation methods basically coincide with those established by Bank of Spain Circular 4/1991 and subsequent amendments thereto. All obligatory accounting principles and valuation methods with a material effect on the consolidated financial statements were applied in preparing them.

Accounting policies and other information related to derivatives and other financial instruments can be found in Note 2,l), Note 23 and Note 27 to the Consolidated Financial Statements included in the 2002 Form 20-F.

The consolidated financial statements as of and for the six months ended June 30, 2003 and 2002 are based on the financial statements presented in the Group’s interim report to shareholders for the first half of 2003 (the “2003 Interim Shareholders Report”).

Consolidation principles

The companies whose business activity is directly related to that of the Bank and which are directly or indirectly 50% or more owned by the Bank or, if less than 50% owned, are effectively controlled by the Bank and constitute, together with the Bank, a single decision-making unit, were consolidated by the global integration method.

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All significant accounts and transactions between consolidated companies were eliminated in consolidation. The equity of third parties in the Group is presented under the “Minority Interests” caption and in the “Consolidated Income for the Period – Minority Interests” item in the consolidated balance sheets.

The investments in companies controlled by the Bank and not consolidable because their business activity is not directly related to that of the Bank and the investments in other companies with which the Group has a lasting relationship and which are intended to contribute to the Group’s business activities, in which the Group’s ownership interests are generally equal to or exceed 20% – 3% if listed – (“associated companies”), are carried at the fraction of the investees’ net worth corresponding to such investments, net of the dividends collected from them and other net worth eliminations (equity method).

The income or loss generated by companies acquired in each year is consolidated by taking into account only the income or loss relating to the period between the acquisition date and the related year-end.

Determination of net worth

In evaluating the Group’s net worth, the balances of the following captions in the accompanying consolidated balance sheets should be taken into consideration:

Thousands of euros	June 30, 2003	December 31, 2002	June 30, 2002

Capital stock	2,384,201	2,384,201	2,384,201

Reserves:
Additional paid-in capital	8,979,736	8,979,735	9,685,580
Reserves	5,524,609	5,573,390	5,416,279
Revaluation reserves	42,667	42,666	42,667
Reserves at consolidated companies	5,474,110	4,192,601	4,748,028
Prior years’ losses at consolidated companies	(4,654,461)	(4,435,179)	(4,281,547)
Total reserves	15,366,661	14,353,213	15,611,007

Consolidated net income for the period – Group	1,292,743	2,247,177	1,196,560

Interim dividend paid	—	(727,782)	—
Interim dividend not yet paid	—	—	—
Treasury stock	(10,896)	(14,746)	(19,248)

Net worth per books at end of period	19,032,709	18,242,063	19,172,520

Third interim dividend	—	(358,231)	—
Fourth interim dividend	—	(289,595)	—

Net worth, after the distribution of income for the year	19,032,709	17,594,237	19,172,520

Capital Adequacy Requirements

The entry into force of Law 13/1992 and Bank of Spain Circular 5/1993 and subsequent amendments introduced new regulations governing minimum equity requirements for credit entities at both individual and consolidated Group levels.

As of June 30, 2003 and 2002, the computable equity of the Group was higher than the minimum requirements stipulated by the above-mentioned legislation.

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Argentina

At the end of 2001, the Argentine authorities devalued the Argentine peso relative to the U.S. dollar and introduced important changes in its financial system.

In accordance with the Group’s traditional policy of prudence in valuation, the December 31, 2001 consolidated financial statements included a reduction of net worth due to the Argentine Peso devaluation and a specific allowance of €1,287 million. At December 31, 2002, this specific allowance amounted to €1,623 million (more information could be found in Note 1 to the financial statements in the 2002 Form 20-F).

In the first half of 2003, the goodwill pending amortization of all Argentine entities of the Group was writen-off against this specific allowance.

(3)	CAPITAL STOCK

The capital stock of the Bank consisted of 4,659,362,499 registered shares at December 31, 2001.

On May 14, 2002, the Group made one capital increase, issuing 109,040,444 new ordinary shares (2.3% of the Bank’s capital) of €0.50 nominal value each and an issue premium of €9,588 per share, which were fully subscribed and disbursed through shares representing all the capital of AKB.

After this transaction and as of June 30, 2002 and 2003, the capital stock of the Bank consisted of 4,768,402,943 registered shares of euro 0.50 par value each, which were fully subscribed and paid.

(4)	SIGNIFICANT CORPORATE TRANSACTIONS

See Item 4 “Recent Events” in this report. For significant corporate transactions made in past years see Item 4 of our 2002 Form 20-F.

The principal equity investments acquired and sold by the Group and other significant corporate transactions made in the first half of 2003 were as follows:

Grupo Financiero Santander Serfin

As agreed in December 2002 (see Note 3 to the financial statements in the 2002 Form 20-F), the Group sold 24.9% of Grupo Financiero Santander Serfin to Bank of America Corporation for $1,600 million. The transaction gave rise to capital gains of €681 million.

Grupo Orígenes

In April 2003, the Group increased its stake in Grupo Orígenes of Argentina from 39.2% to 59.2% in fulfillment of the agreements reached with Bank of Boston in 2000. The value of the transaction was $150 million which was entirely provisioned for as of December 31, 2002 under our policy of coverage of Argentine risk.

Banco Santander Portugal

The Bank acquired a 12.78% stake in Banco Santander Portugal for 62.5 million pounds sterling, having exercised an option it held to buy the stake from The Royal Bank of Scotland. After this acquisition and as of June 30, 2003, the Group had a 97.68% holding of its capital stock.

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Insurance Entities

In June 2003, the Group acquired from Metlife Iberia S.A. a 20% stake in the capital of Santander Central Hispano Seguros y Reaseguros for €53.9 million. After this transaction the Group has an 80% holding of its capital stock.

Additionally, the Group sold its total stake of 20% in Metlife Iberia S.A. to Metlife International Holdings, Inc. for €39.1 million.

Sanpaolo IMI Group

During the first half of the year, the Group increased its stake in the capital of Sanpaolo IMI S.P.A. from 5.16% as of December 31, 2002 to 7.28% as of June 30, 2003.

Finconsumo and Allfunds Bank

In March 2003, the Group reached an agreement with Sanpaolo IMI S.P.A. to acquire the 50% holding of Finconsumo’s capital that the Italian bank had, for €140 million. The terms of the agreement state that an initial 20% will be acquired for €60 million and that in the 12 months following December 20, 2003 an additional 30% will be acquired for €80 million. This transaction was pending regulatory approval as of June 30, 2003.

The Group reached another separate agreement with Sanpaolo IMI S.P.A. to sell the 50% holding of Allfund Bank’s capital for €21 million. This transaction was closed on October 1, 2003.

Royal Bank of Scotland

During the first half of the year, the Group increased its holding in the capital of The Royal Bank of Scotland from 5.04% to 5.59% as of June 30, 2003. Additionally, the Group reached two separate agreements with The Royal Bank of Scotland Group, both pending regulatory approval as of June 30, 2003 and which were closed in the third quarter of 2003.

The acquisition by the Group of the Miami based Latin American private banking operations of the Coutts Group. The purchase by the Royal Bank of Scotland Group of the credit card and personal loan portfolios of Frankfurt based Santander Direkt Bank.

Shinsei Bank

In March 2003, the Group invested €83.3 million to increase its stake in Shinsei Bank of Japan to approximately 11.4% from 6.5%.

(5)	MARKETABLE DEBT SECURITIES

The breakdown of the “Marketable debt securities” caption in the accompanying consolidated balance sheets is as follows:

	Thousands of euros

	June 2003	June 2002

Bonds and debentures outstanding	21,752,422	20,222,700

Promissory notes and other securities	12,826,715	15,592,516

Total outstanding	34,579,137	35,815,216

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Bonds and debentures outstanding-

Issuer	Thousands of euros		Currency	Amount in Currency (Millions)	Interest Rate	Maturity Date

	June 2003	June 2002

Banco Santander Central Hispano, S.A.–
Debentures–October 1993	117,798	120,202	Euro	—	8.75	October 2008
Debentures– November 1993	200,624	271,363	Euro	—	8.0 and 8.25	December 2003 and December 2008
Debentures– November 1993	288,517	307,788	Pounds Sterling	200	7.154	November 2010
Debentures– March 1994	161,221	260,238	Euro	—	7.625	From September 2001 to September 2009
Mortgage backed securities 2002	3,000,000	—	Euro	—	4.00	October 2007
Mortgage backed securities 2003	1,500,000	—	Euro	—	2.75	March 2006

Santander Central Hispano International, Ltd.–
Bonds- March 1994	331,784	353,955	Pounds Sterling	230	7.90	March 2019
Issued April 2000	432,765	461,681	Pounds Sterling	300	Floating	April 2004
Issued August 2000	432,765	461,681	Pounds Sterling	300	Floating	April 2004
Issued September 2000	—	230,840	Pounds Sterling	150	Floating	September 2002
Issued January 2001	144,259	153,894	Pounds Sterling	100	Floating	January 2004
Issued May 2001	144,259	153,894	Pounds Sterling	100	Floating	November 2004
Issued July 2002	144,259	—	Pounds Sterling	100	Floating	July 2004
Issued from July 97 to August 97	—	739,248	U.S. Dollars	737	Floating	From July 2002 to August 2002
January 1998	—	501,253	U.S. Dollars	500	5.875	January 2003
Issued June 2000	437,560	501,253	U.S. Dollars	500	Floating	June 2005
Issued February 2001	437,560	501,253	U.S. Dollars	500	Floating	February 2004
Issued November 2001	7,828	8,972	U.S. Dollars	8.95	Floating	November 2003
Issued June 2002	70,000	80,201	U.S. Dollars	80	Floating	June 2005
Bonds–June 1998	—	600,000	Euro	—	Floating	June 2003
Issued from January to April 1998	216,911	216,911	Euro	—	Floating	From January 2005 to April 2008
June 1998	18,078	18,078	Euro	—	7.50	June 2013
Issued in August 1997	153,390	153,390	Euro	—	Floating	August 2007
Issued from March 98 to April 98	511,293	511,293	Euro	—	From 5 to 5.375	From April 2005 to February 2008
Issued in October 1994	304,899	304,899	Euro	—	8.375	October 2004
Subtotal carried forward	9,055,770	6,912,287

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	Thousands of euros

Issuer	June 2003	June 2002	Currency	Amount in Currency (Millions)	Interest Rate	Maturity Date

Subtotal brought forward	9,055,770	6,912,287
Issued from October 1997 to May 1998	1,006,164	1,006,164	Euro	—	From 5 to 5.625	From April 2005 to February 2009
Issued February 1999	—	6,500	Euro	—	3.17	September 2002
Issued February 2000	—	15,000	Euro	—	Floating	February 2003
Issued February 2000	—	10,000	Euro	—	Floating	February 2003
Issued July 2000	—	14,500	Euro	—	Floating	February 2003
Issued August 2000	500,000	500,000	Euro	—	Floating	August 2003
Issued October 2000	—	500,000	Euro	—	Floating	October 2002
Issued April 2001	500,000	500,000	Euro	—	Floating	April 2004
Issued February 2002	535,000	535,000	Euro	—	Floating	From January 2004 to February 2005
Issued February 2003	75,000	—	Euro	—	Floating	August 2004
Issued July 2002	150,000	—	Euro	—	Floating	July 2004
Issued April 2003	200,000	—	Euro	—	Floating	October 2004
Dutch guilders issued in February 1998	181,512	181,512	Guilders	400	5.375	February 2008
Swiss francs issued from April to May 1998	32,163	33,965	Swiss francs	50	3.51 to 3.54	From April 2008 to May 2008
Swedish Crone issued in October 1998	—	16,481	Swedish Crone	150	5.08	October 2002
Issued in 1994	21,847	25,500	Yen	3,000	4.70	December 2004
Yen issued April 2000	327,702	381,713	Yen	45,000	1.420	April 2005
Yen issued May 2001	—-	241,110	Yen	28,500	0.160	December 2002
Yen issued May 2002	204,049	237,036	Yen	28,020	0.155	December 2004

Banco Santander Chile–
Bonds issued from October 1996 to December 1999	2,186,582	1,025,917	Chilean Pesos	1,747,882	From 5.50 to 6.61	From October 2004 to December 2022
Subtotal carried forward	14,975,789	12,142,685

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	Thousands of euros
				Amount in Currency (Millions)
Issuer	June 2003	June 2002	Currency		Interest Rate	Maturity Date

Subtotal brought forward	14,975,789	12,142,685
Banco Santander Puerto Rico–
Debentures– August 1994	43,756	50,125	U.S. Dollars	50	6.82	August 2004
Debentures– March 1995	56,883	65,126	U.S. Dollars	65	6.89	July 2003
Debentures– March 1995	30,629	35,069	U.S. Dollars	35	Floating	July 2003
Debentures– May 1998	—	40,100	U.S. Dollars	40	Floating	June 2003
Debentures– June 1998	24,611	38,111	U.S. Dollars	28	6.20	June 2018
Debentures– October 1998	18,903	21,654	U.S. Dollars	22	Floating	October 2003
Debentures– December 1999	7,650	24,390	U.S. Dollars	8.74	6.0	December 2019
Debentures– August 2000	22,093	25,276	U.S. Dollars	25	6.80	December 2020
Bonds issued August 2001	21,288	24,335	U.S. Dollars	24	6.15	December 2021
Banesto Group-
Bonds– April 1998	—	51,128	Euro	—	Floating	April 2003
Bonds– April 1998	—	50,125	U.S. Dollars	50	Floating	April 2003
Bonds– May 1998	—	175,000	Euro	—	Floating	May 2003
Bonds– February 2001	600,000	600,000	Euro	—	Floating	February 2004
Bonds– July 2001	6,000	156,038	Euro	—	Floating	July 2003
Bonds– September 2001	2,000	2,000	Euro	—	Floating	March 2004
Bonds– October 2001	25,000	25,000	Euro	—	4.48	October 2006
Bonds– November 2001	—	20,733	Euro	—	Floating	November 2002
Bonds– January 2002	—	2,200	Euro	—	Floating	December 2002
Bonds– February 2002	20,000	20,000	Euro	—	4.87	February 2007
Bonds– February 2002	402,302	402,302	Euro	—	Floating	From June 2004 to February 2005
Bonds– March 2002	20,000	20,000	Euro	—	5.03	March 2007
Bonds– April 2002	14,635	14,645	Euro	—	5.14	March 2005
Bonds– April 2002	20,000	20,000	Euro	—	5.13	April 2007
Bonds– April 2002	1,002	3,012	Euro	—	Floating	April 2004
Bonds– May 2002	1,000	3,654	Euro	—	Floating	May 2004
Bonds– June 2002	1,000	1,000	Euro	—	Floating	June 2008
Bonds– July 2002	30,000	—	Euro	—	From 4.875 to 4.710	July 2007
Bonds– July 2002	3,505	—	Euro	—	Floating	From July 2003 to July 2005
Bonds– August 2002	14,000	—	Euro	—	4.55	August 2007
Bonds– August 2002	7,000	—	Euro	—	Floating	From August 2005 to August 2012
Bonds– November 2002	4,400	—	Euro	—	Floating	From January 2006 to November 2007
Subtotal carried forward	16,373,446	14,033,708

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	Thousands of euros

Issuer	June 2003	June 2002	Currency	Amount in Currency (Millions)	Interest Rate	Maturity Date

Subtotal brought forward	16,373,446	14,033,708
Mortgage backed securities 2002	1,000,000	1,125,000	Euro	—	5.75	March 2017
Mortgage backed securities 2003	1,500,000	—	Euro	—	4.00	May 2010
Banco Santander Peru– (Sold in Nov. 2002)
Mortgage backed securities	—	58	U.S. Dollars	0,06	10.0	March 2005
Debentures- Issued from September 1997 to November 2000	—	241,064	U.S. Dollars	240	From 7.50 to 9.0	From August 2002 to November 2010
Banco Santander de Negocios Portugal–
Debentures– 1996	—	14,460	Euro	—	Floating	February 2003
Debentures– 1997	796	796	Euro	—	Floating	September 2005
Debentures– 1999	—	6,500	Euro	—	Floating	September 2002
Debentures-–August 2000	—	2,300	Euro	—	Floating	May 2003
Debentures– February 2001	1,086	7,400	Euro	—	Floating	January 2004
Banco Río de la Plata–
Debentures– December 1993	60,062	250,627	U.S. dollars	69	8.75	December 2003
Program Global 2000	51,957	25,530	U.S. dollars	59	Floating	August 2010
Program Global 2001	43,756	50,125	U.S. dollars	50	Floating	August 2005
Program Global 2002	—	150,802	U.S. dollars	150	Floating	June 2003
Program Global 2002	—	406,018	U.S. dollars	405	From 1.98 to 2.80	From September 2002 to March 2003
Debentures– January 2003	124,407	—	U.S. dollars	142	4.00	December 2009
Debentures– June 2003	177,545	—	U.S. dollars	202.9	2.55	December 2009
Debentures– May 2003	6,240	—	Argentine Pesos	20	Floating	August 2003
Debentures– June 2003	9,360	—	Argentine Pesos	30	Floating	September 2003
Debentures– June 2003	161,854	—	U.S. dollars	185	Floating	June 2004
Banco Santiago– (merge to B.S.Chile)
Various bonds–	—	1,802,282	Chilean Pesos	1,250,264	From 6.0 to 7.0	From October 2003 to August 2021
Santiago Leasing–
Debentures–	83,797	113,467	Chilean Pesos	66,985	From 5.5 to 5.9	From March 2004 to January 2019
Banco Santander Portugal–
Debentures–Issued from June 1998 to October 1998	6,720	113,467	Chilean Pesos	66,985	From 5.5 to 5.9	From March 2004 to January 2019
Debentures–Issued 1999	3,430	37,187	Euro	—	4.948	July 2008
Debentures–Issued 1999	7,297	17,246	Euro	—	4.00	February 2009
Subtotal carried forward	19,611,753	18,294,360			Floating	February 2004

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	Thousands of euros
				Amount in Currency (Millions)
Issuer	June 2003	June 2002	Currency		Interest Rate	Maturity Date

Subtotal brought forward	19,611,753	18,294,360
Debentures–Issued 2000	13,026	42,629	Euro	—	Floating	November 2003
Debentures–Issued 2001	74,905	78,215	Euro	—	Floating	From August 2003 to December 2004
Debentures and Mortgage backed securities 2000	14,338	27,233	Euro	—	2.635	March 2004
Debentures and Mortgage backed securities 2001	9,600	9,600	Euro	—	4.932	February 2004
Debentures–Issued 2002	124,664	40,451	Euro	—	Floating	From April 2004 to May 2009
Debentures–Issued 2002	22,559	23,224	Euro	—	From 3.0 to 3.5	From April 2004 to March 2005
Debentures–Issued 2003	42,254	—	Euro	—	Floating	From July 2003 to January 2007
Orígenes Vivienda
Bonds 2002	—	8,290	U.S. dollars	8.4	9.524	July 2002
Banco Santander Brasil
Mortgage backed securities	—	30,896	Brazilian real	87	10.0	From July to December 2002
eurobonds-2001	—	30,000	Euro	—	7.261	November 2002
eurobonds	4,211	186,236	U.S. dollars	4.8	9.725	December 2004
-Portugal Group:
Banco Totta & Açores–
Debentures– Issued 2000	111,423	181,494	Euro	—	3.30	From August to September 2003
Debentures– Issued 2000	220,667	226,637	Euro	—	Floating	From July 2003 to May 2004
Debentures– Issued 2001	34,646	59,532	Euro	—	From 3.0 to 4.71	From July 2003 to January 2004
Debentures– Issued 2001	105,480	108,241	Euro	—	Floating	From July 2003 to May 2004
Bonds– Issued 2002	199,009	112,575	Euro	—	Floating	From July 2003 to January 2006
Bonds– Issued 2003	80,479	—	Euro	—	Floating	From January 2006 to May 2008
Companhia Geral Crédito Predial–
Bonds	24	24	Euro	—	Floating	June 2005
Debentures	—	2,300	Euro	—	5.724	May 2003
Debentures 2000	14,734	15,267	Euro	—	3.300	From July to September 2003
Debentures 2000	47,538	131,111	Euro	—	Floating	From November 2003 to March 2004
Debentures 2001	—	30,000	Euro	—	4.250	May 2003
Debentures 2001	34,035	50,782	Euro	—	Floating	September 2003 to November 2004
Debentures 2002	19,799	120,000	Euro	—	From 3.0 to 5.3	From March 2004 to May 2009
Debentures 2002	79,643	37,577	Euro	—	Floating	From April 2004 to January 2006
Debentures 2003	80,934	—	Euro	—	Floating	From April 2006 to February 2008
Subtotal carried forward	20,945,721	19,846,674

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	Thousands of euros		Currency	Amount in Currency (Millions)	Interest Rate	Maturity Date

Issuer	June 2003	June 2002

Subtotal brought forward	20,945,721	19,846,674
Banco Standard Totta de Moçambique, SARL–
Debentures	3,750	4,260	Metical	100,000	Floating	October 2003

SCH Loc. sdade locaçao financeira–
Debentures 1998	9,977	9,977	Euro	—	Floating	October 2005

Banco Santander, S.A. (Brasil)
Bonds	254,981	255,836	Euro	—	8.257	November 2005
Bonds	95,993	105,953	U.S. Dollars	110.3	From 9.344 to 10.667	From May 2004 to March 2005

Finconsumo Banca S.P.A.
Debentures	300,000	—	Euro	—	Floating	July 2004
Debentures	130,000	—	Euro	—	Floating	From January to March 2006
Debentures	12,000	—	Euro	—	From 3.0 to 10.10	From April 2006 and February 2007
Balance at end of the period	21,752,422	20,222,700

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(6)	SUBORDINATED DEBT
	Thousands of euros		Currency	Amount in Currency (Millions)	Interest Rate	Maturity Date

Issuer	June 2003	June 2002

Banco Santander Central Hispano–
May 91	298,895	298,895	Euro	—	Floating	May 2011
December 1993	36,061	36,061	Euro	—	9.00	Dec. 2003
December 1993	30,051	30,051	Euro	—	Floating	Dec. 2003
October 1994	74,820	74,820	Euro	—	Floating	Oct. 2004
December 1994	—	215,505	Euro	—	11.5	Dec. 2002
April 1995	51,122	51,122	Euro	—	Floating	Apr. 2005
June 1995	60,101	60,101	Euro	—	12.70	Dec. 2010
December 1995	80,235	80,235	Euro	—	10.75	Dec. 2010
March 1997	60,101	60,101	Euro	—	7.375	Dec. 2012
June 1997	60,101	60,101	Euro	—	7.65	Dec. 2015
September 1998 (1)	20,756	20,756	Euro	—	2.00	Oct. 2003
Santander Central Hispano Issuances Ltd–
April 1990	175,024	200,501	US Dollar	200	Floating	Perpetuity
July 1990	350,048	401,002	US Dollar	400	Floating	Perpetuity
October 1990	80,511	92,231	US Dollar	92	Floating	Perpetuity
February 1995	131,268	150,376	US Dollar	150	Floating	Sep. 2004
April 1995	262,536	300,752	US Dollar	300	7.875	Apr. 2005
May-1995	131,268	150,376	US Dollar	150	7.750	May 2005
July 1995	175,024	200,501	US Dollar	200	6.80	Jul. 2005
August 1995	131,268	150,376	US Dollar	150	Floating	Aug. 2005
November 1995	175,024	200,501	US Dollar	200	7.250	Nov. 2015
February 1996	262,536	300,752	US Dollar	300	6.375	Feb. 2011
April 1996	218,780	250,627	US Dollar	250	7.00	Apr. 2006
May 96	175,024	200,501	US Dollar	200	7.250	May 2006
October 1996	131,268	150,376	US Dollar	150	Floating	Oct. 2006
February 1997	131,268	150,376	US Dollar	150	Floating	Feb. 2007
June 1998	153,390	153,390	Euro	—	5.25	Jun. 2008
July 99	500,000	500,000	Euro	—	5.125	July 2009
March 00	500,000	500,000	Euro	—	6.375	July 2010
June 2000	74,445	85,295	Singapore Dollar	150	5.150	Jun. 2010
February 97	546,950	626,648	US Dollar	625	7.625	Nov. 2009
June 1994	196,902	225,564	US Dollar	225	8.250	Jun. 2004
June 1995	87,512	100,251	US Dollar	100	7.50	Jun. 2005
February 1996	175,024	200,501	US Dollar	200	6.50	Feb. 2006
July 1996	196,902	225,564	US Dollar	225	7.70	Jul. 2006
June 1994 (from BCH Financial Services)	14,565	16,920	Japanese Yen	2,000	Floating	Jun. 2004
April 1994 (from BCH Financial Services)	28,121	28,121	Euro	—	Floating	Apr. 2009
September 2000	875,120	1,002,506	US Dollar	1,000	7.625	Sep. 2010
November 2000	288,500	307,787	Pounds Sterling	200	6.750	Nov. 2010
March 2001	500,000	500,000	Euro	—	6.0	Mar. 2011
March 2001	500,000	500,000	Euro	—	Floating	Mar. 2011
September 2001	500,000	500,000	Euro	—	From fixed to floating	Sep. 2011
April 2002	350,000	350,000	Euro	—	Floating	April 2012
Subtotal carried forward	8,790,521	9,709,543

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	Thousands of euros		Currency	Amount in Currency (Millions)	Interest Rate	Maturity Date

Issuer	June 2003	June 2002

Subtotal brought forward	8,790,521	9,709,543
April 2002	650,000	650,000	Euro	—	From fixed to floating	April 2012
May 2002	43,756	50,125	U.S. Dollars	50	Floating	May 2012
May 2002	43,756	50,125	U.S. Dollars	50	Floating	May 2012
Santander Central Hispano Finance BV–
August 1998(1)	300,378	300,378	Euro	—	2.00	Aug. 2003
Santander Central Hispano Financial Services, Ltd–
February 1990	175,024	200,501	US Dollar	200	Floating	Perpetuity
November 1994	18,206	21,250	Japanese Yen	2,500	5.40	Nov. 2004
June 2001	288,510	307,790	Pounds Sterling	200	From fixed to floating	Perpetuity
CC Bank AG–
1993, 1994, 1995, 1996 and 1998 issues	133,448	57,775	Euro	—	6.30 to 8.82	Oct. 2003 to Feb. 2013
Banco Santander Portugal–
February 1994	10,067	10,067	Euro	—	Floating	Feb. 2004
May 94	944	944	Euro	—	Floating	May 2004
February 2001	27,628	29,471	Euro	—	Floating	Perpetuity
BSN Portugal–
February 1996	32,383	32,383	Euro	—	Floating	Feb. to Oct. 2004
Banco Santander Chile– (merged with Banco Santiago)
April 1992	—	7,162	Chilean pesos	4,969	7.5	Apr. 2005
October 1996	43,100	45,781	Chilean pesos	34,453	6.0	Oct. 2016
November 1998	176,314	200,501	US Dollar	200	6.5	Nov. 2005
July 1997	264,420	—	US Dollar	293.3	7.0	Jul. 2007
January 1992	9,805	—	Chilean Peso	7,837	7.5	Jan. 2007
December 1995	26,220	—	Chilean Peso	20,960	7.0	Dec. 2015
March 1996	19,863	—	Chilean Peso	15,878	6.9	Mar. 2016
March 1996	23,526	—	Chilean Peso	18,806	6.9	Mar. 2011
BSCH Perú– (Sold)
September 1996	—	—	Nuevos soles	23.9	Floating	Sep. 2001
August 1997	—	5,514	US Dollar	5.5	8.50	Aug. 2007
January 1998	—	2,757	US Dollar	2.75	8.00	Jan. 2008
August 1998	—	4,729	Nuevos soles	16.35	Floating	Aug. 2008
January 1998	—	13,246	Nuevos soles	46	Floating	Jan. 2008
Banco Santiago– (merge with B.S.Chile)
January 1992	—	13,362	Chilean Peso	9,269	7.50	Jan. 2007
December 1995	—	28,233	Chilean Peso	19,585	7.00	Dec. 2015
March 1996	—	21,198	Chilean Peso	14,705	6.90	Mar. 2016
March 1996	—	21,826	Chilean Peso	18,526	6.90	Mar. 2011
July 1997	—	300,536	US Dollar	300	7.00	Jul. 2007
Subtotal carried forward	11,077,869	12,085,197

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	Thousands of euros		Currency	Amount in Currency (Millions)	Interest Rate	Maturity Date

Issuer	June 2003	June 2002

Subtotal brought forward	11,077,869	12,085,197
Banesto Group
October 1990	158,397	181,451	US Dollar	181	Floating	Perpetuity
July 1992	—	150,376	US Dollar	150	8.25	Jul. 2002
March 1997	131,268	150,376	US Dollar	150	7.5	Mar. 2007
June 1998	—	152,447	Euro	—	5.25	Jun. 2008
Banco Totta y Açores
July 1993	49,878	49,878	Euro	—	Floating	Aug. 2003
May-95	41,138	26,652	Euro	—	Floating	May. 2005
July 1996	74,820	74,820	Euro	—	Floating	Jul. 2006
January 1998	29,224	29,924	Euro	—	Floating	Perpetuity
September 1987	3,678	3,678	Euro	—	Floating	Perpetuity
April 2001	16,337	16,337	Euro	—	5.000	April 2009
December 2000	13,868	13,212	Euro	—	Floating	Perpetuity
Credito Predial Portugues
July 1992	—	74,820	Euro	—	Floating	July 2002
December 1997	10,697	11,015	Euro	—	Floating	Perpetuity
December 1998	24,940	24,520	Euro	—	Floating	Perpetuity
November 1998	24,169	31,255	Euro	—	Floating	Perpetuity
February 2001	3,548	3,766	Euro	—	6.39	Perpetuity
April 2001	20,000	20,000	Euro	—	5.00	April 2009
May 2001	5,050	5,282	Euro	—	Floating	May 2006
Mc Leasing. Sdade locaçao financeira
June 1997	4,988	4,988	Euro	—	Floating	Jun. 2007
Finconsumo
December 2000	16,798	16,798	Euro	—	Floating	Dec. 2010
June 2003	4,000	—	Euro	—	Floating	Jun. 2013
AKB Bank (merged with CC-Bank)
June 2000	—	51,610	Euro	—	Floating	Perpetuity
June 2000	—	48,573	Euro	—	Floating	Dec. 2002

Balance at end of the period	11,710,667	13,226,975

(1)	These issues are convertible into shares of the Bank.

These are subordinated issues and, therefore, for debt seniority purposes they are junior to all common creditors and other debt securities issued. The issues of Santander Central Hispano Issuances Ltd. and Santander Central Hispano Financial Services Ltd. are guaranteed by Banco Santander Central Hispano, S.A. or are secured by restricted deposits at the Bank.

The floating interest rate on the U.S. dollar perpetual bonds is tied to LIBOR for the dollar at three or six months, depending on the issue.

The August and September 1998 issues launched by the Bank and by Santander Central Hispano Finance B.V. are convertible into shares of the Bank at any time from January 1, 1999 through September 23, 2003, at the holders’ option. The share value for conversion purposes is €16.53.

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(7)	MINORITY INTEREST

Minority interest reflected in unaudited interim consolidated balance sheets as of June 30, 2003 and 2002 amounted to €6,385,051 and €6,392,207 thousands respectively and includes non-cumulative preferred non-voting shares issued by BSCH Finance Limited, BCH Capital Limited, and BCH Eurocapital Limited, guaranteed by the Bank. It also includes non-cumulative preferred non-voting shares issued by Banesto Holdings Limited, Banco Santander Puerto Rico, Totta & Açores Financing Ltd. and Pinto Totta International Finance. All the preferred shares are subscribed by third parties outside the Group and are fully or partially redeemable after five years, at the issuer’s discretion.

The following. table shows the issuances outstanding at June 30, 2003:

Issuer/date of issue	Amount in currency (Million of currency units)	Interest rate

BSCH Finance Ltd.–
Series F (jan-97)	US$ 350	8.125%
Series G (may-97)	US$ 200	8.125%
Series H (jun-97)	US$ 175	7.79%
Series J (dec-97)	US$ 200	7.35%
Series K (may-98)	US$ 150	7.19%
Series L (may-98)	DEM 500	6.25%
Series M (aug-98)	€250	6.15%
Series N (dec-98)	€600	6.20%
Series O (may-99)	€1,000	5.50%
Series P (may-99)	€331.84	5.50%
Series Q (oct-00)	US$ 300	8.63%
BCH Capital Ltd.–
Jul-95	US$ 230	9.43%
BCH Eurocapital Ltd.–
Jun-96	US$ 450	LIBOR + 2.30%
Apr-97	US$ 250	LIBOR + 1.55%
Banco Santander Puerto Rico
Jun-98	US$ 65.25	7.00%
Banesto Holdings Ltd.-
Dec-92	US$ 77.30	10.50%
Pinto Totta Int. Finance
1997	US$ 250	Var.
Totta & Açores Financing Ltd.
1996	US$ 150	Var.

The following table shows an additional issuance that was outstanding at June 30, 2002, but which was amortized in the first quarter of 2003:

Issuer/date of issue	Amount in currency (Million of currency units)	Interest rate

BSCH Finance Ltd.–
Series R (dec-00)	US$ 295.08	9.40%

Additionally, Banesto Holding Ltd. made a partial amortization of its issuance from $100 million to current $77.3 million.

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(8)	MEMORANDUM ACCOUNTS

The “Memorandum Accounts” caption in the consolidated balance sheets includes the following commitments and contingent liabilities of the Group that arose in the normal course of its operations:

	June 2003	June 2002

	Thousands of euros
Contingent liabilities:
Rediscounts, endorsements and acceptances	43,109	46,121
Assets assigned to sundry obligations	294,222	257,541
Guarantees and other sureties	26,595,233	25,739,829
Other contingent liabilities	3,897,362	4,784,073

Total Contingent Liabilities	30,829,926	30,827,564

Commitments:
Sales with repurchase option	519,282	110,520
Loan commitments drawable by third parties:
Credit institutions	1,146,757	1,382,054
Public Sector Entities	2,404,551	2,077,848
Other sectors	41,265,308	43,870,125
Other commitments	5,918,114	5,992,526

Total Commitments	51,254,012	53,433,073

Total memorandum accounts	82,083,938	84,260,637

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(9)	SIGNIFICANT DIFFERENCES BETWEEN SPANISH AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As described in Note 2, the Unaudited Consolidated Financial Statements of the Santander Group are presented in accordance with accounting principles generally accepted in Spain (“Spanish GAAP”) which vary in certain respects from those generally accepted in the United States (“U.S. GAAP”). Following is a summary of:

	•	Significant valuation and income recognition principles under Spanish and U.S. GAAP	Note 9.1
	•	Net Income and Stockholders’ Equity reconciliation between Spanish and U.S. GAAP	Note 9.2
	•	Significant presentation differences between Spanish and U.S. GAAP	Note 9.3
	•	Consolidated Financial Statements	Note 9.4
	•	Additional information required by U.S. GAAP	Note 9.5

(9.1)	SIGNIFICANT VALUATION AND INCOME RECOGNITION PRINCIPLES UNDER SPANISH AND U.S. GAAP

SPANISH GAAP	U.S. GAAP

Consolidation procedures (See Note 2 and Note 9.2.a)–

Consolidation includes all the companies that are directly or indirectly 50% owned by the Bank or, if less than 50% owned, are effectively controlled by the Bank, whose business activities do not differ from those of the Bank, and which constitute, together with it, a single decision-making unit.	Generally, consolidation is required for, and is limited to, all investments of greater than 50% of the outstanding voting rights, except when control does not rest with the majority owner.

Investments in subsidiaries whose business activities differ from those of the Parent Company are accounted for by the equity method.	Subsidiaries whose business activities differ from those of the Parent Company are consolidated indeed.

Spanish GAAP allows two different methods of consolidation: Global Integration method, Proportional Integration Method and, as one method of valuation, the Equity method.	U.S. GAAP considers only one method of consolidation, which fully consolidates the financial statements of companies controlled by the parent company after eliminating all intercompany transactions and recognizing minority interest. In the consolidation process a method is chosen to account for business combinations.

The Global Integration method fully consolidates the financial statements of companies controlled by the parent company after eliminating all intercompany transactions and recognizing minority interest.	The Proportional method is not allowed under U.S. GAAP

The Proportional method is used when a company is managed jointly by two or more different business groups (joint ventures). In this method of consolidation the balances of the financial statements of a subsidiary is added to the Group proportionally to the participation on its capital.
Our Group does not use the Proportional Integration Method.

The Equity Method is used to account for certain equity investments. Under the equity method, an investor adjusts the carrying amount of an investment for its share of the earnings or losses of the investee subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an investee reduce the carrying amount of the investment.	The Equity Method is used to account for certain equity investments. Under the equity method, an investor adjusts the carrying amount of an investment for its share of the earnings or losses of the investee subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an investee reduce the carrying amount of the investment.

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SPANISH GAAP	U.S. GAAP

Foreign currency translation (See Note 9.2.b)–

A functional currency approach is used in identifying the consolidated impact of foreign currency transactions. The functional currency is generally the reporting currency of the operating unit. Transactions of individual reporting units in currencies other than the identified functional currency are first translated into the functional currency with resulting net gains or losses reported as a component of current period earnings.

A functional currency approach is used in identifying the consolidated impact of foreign currency transactions. The functional currency is generally the reporting currency of the operating unit. Transactions of individual reporting units in currencies other than the identified functional currency are first translated into the functional currency with resulting net gains or losses reported as a component of current period earnings.

For purpose of translating assets and liabilities, the exchange rate at the balance sheet date is used. Revenues, expenses, gains, and losses are translated using a weighted average exchange rate for the period. Gains and losses offset by qualifying hedge transactions are reported at market value.

For purpose of translating assets and liabilities, the exchange rate at the balance sheet date is used. Revenues, expenses, gains, and losses are translated using a monthly average exchange rate for the period. Gains and losses offset by qualifying hedge transactions are reported consistently with the underlying currency transaction.

For purpose of consolidation, net translation gains and losses resulting from translation of the financial statements of operating units with functional currencies different from the parent, are recorded as a component of reserves.

For purpose of consolidation net translation gains and losses resulting from translation of the financial statements of operating units with functional currencies different from the parent, are recorded as a component of accumulated other comprehensive income.

The financial statements of operating units in a highly inflationary economy are remeasured as if the functional currency of the operating unit were the same as that of the parent reporting currency. For the purposes of this requirement, a highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3-year period.

Adjustments to income statement allowed under local accounting regulations in high-inflation countries are accepted under Spanish GAAP and registered as extraordinary results.	In filings with the Securities and Exchange Commission, an accommodation to foreign registrants permits the inclusion of comprehensive price-level adjusted financial statements where local (Spanish) GAAP allows it.

Stock option plans (See 9.2.b)–

Compensation cost in stock option plans should be recognized as an expense in the periods in which an employee performs the services considered under the plan.	Compensation cost in stock option plans should be recognized as an expense in the periods in which an employee performs the services considered under the plan. There are two alternatives to evaluate this expense:

There are no standard valuation and accruing criteria defined. It depends on the strategy an entity elects to provide the stock considered under the plan: issuance of new stock, purchase of it, purchase of equity swaps, etc.	•	Under the fair value based method (SFAS 123), compensation cost is measured at the grant date based on the value of the award. The fair value of a stock option granted by a public entity shall be estimated using an option-pricing model that takes into account as of the grant date the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the expected term of the option.

	•	Under the intrinsic value based method (APB 25), compensation cost is the excess, if any, of the quoted market price of the stock at measurement date over the amount an employee must pay to acquire the stock. The measurement date is the first date on which are known both (1) the number of shares that an individual employee is entitled to receive and (2) the option or purchase price, if any.

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SPANISH GAAP	U.S. GAAP

Business combinations and goodwill (See Note 9.2.g)–
There are no specific guidelines in accounting for business combinations.	Up to June 30, 2001, there were two mutually exclusive methods of accounting for business combinations:

It should be accounted as pooling of interest when it implies a deep managerial and economical reorganization, and when the difference in net value of both entities are not significant. Otherwise, it should be recorded as an acquisition.

Generally, valuation of acquisitions is based on the book value of the net assets acquired. The difference between net assets and consideration paid is assigned, where appropriate, to those assets and liabilities whose fair value differs from their book value. Any difference remaining after this imputation is classified as goodwill. Income of the acquired company is reflected only from the acquisition date onwards.

1. Purchase accounting: the valuation was based on fair values of the net assets as of the time of the acquisition. The differences between the fair value of the net assets and the consideration paid represent goodwill. Income of the acquired company was reflected only from the acquisition date onwards.
2. Pooling of interests: the accounting was done by combining historical accounts of the parties both retroactively and prospectively. No fair value adjustments were made. There were 12 restrictive conditions to be met.

Positive goodwill is amortized over the period estimated to be benefited not exceeding 20 years (reasons for periods in excess of five years should be explained in Notes to the financial statements).

Under special circumstances, and with the authorization of the Bank of Spain, goodwill may be charged-off against reserves.	Positive goodwill arising in business combinations was amortized to income over the period in which they are estimated to be benefited.

From July 1, 2001, as stated in SFAS 141, all business combinations must be accounted for using the purchase method. Intangible Assets must be identified and recognized as assets apart from goodwill.

According to SFAS 142 Goodwill and Intangible Assets with indefinite useful lives will be no longer amortized, but instead it will be subject to an impairment test at least annually.

From July 1, 2001 to December 31, 2001, goodwill of past purchases was subject to amortization.

Treasury stock (See Note 9.2.i)–
Gains or losses on transactions with Bank shares owned by dependent companies are accounted for as extraordinary results.	The results of transactions in parent company shares (treasury stock) are accounted for in Stockholders’ equity and have no effect on the income statement.
Loans granted to shareholders, employees and other third parties for the acquisition of treasury stock are recorded in the consolidated balance sheets under Loans and Credits.	Loans granted to shareholders, employees and other third parties for the acquisition of parent company stock are recorded as a reduction of Stockholders’ Equity.

Intangible assets – Deferred charges (See Note 9.2.(f) and (g)–
Capital increase expenses, new business launch expenses and start-up expenses are classified as intangible assets and are deferred and amortized to net income over 5 years.

Preference share issuance expenses are amortized with a charge to net income over a maximum period of five years.

Refurbishment of rented office premises needed to start operations is classified under intangible assets and amortized with a charge to net income during the shorter of the useful life of the assets (maximum of five years) or the remaining life of the lease contract.

Expenditures for the acquisition and preparation of computer systems and programs that will be useful over several years do not include expenses incurred in changing, adapting or modifying the existing systems and programs. The capitalized expenses are amortized with a charge to net income over a period of time not exceeding 3 years.

It is forbidden to maintain other intangible assets on the balance sheet.	Capital increase expenses are classified as a reduction of Stockholders’ Equity when incurred.
Start-up activity expenses are accounted for as non-interest expenses.
Preference share issuance expenses are netted from capital.

Refurbishment of rented office premises is considered leasehold improvement and classified in the premises and equipment caption on the balance sheet.

Intangible assets should be recorded at its fair value. A recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite.
Intangible asset shall be reviewed for impairment; an impairment loss shall be recognized if the carrying amount of an intangible asset is not recoverable and it exceeds its fair value. Subsequent reversal of a previously recognized impairment loss is prohibited. If it has an indefinite life the impairment test should be carried annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

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SPANISH GAAP	U.S. GAAP

Investments in affiliated companies (See Note 9.2.d)–
Investments in listed affiliated companies owned over 3% and in unlisted affiliated companies owned over 20% are generally accounted for by the equity method.	Investments in affiliated companies over 20% but less than 50% are accounted for by the equity method.

General risk allowance (See Note 9.2.k)–
Exceptionally, general allowances for non-specific risks are provisioned. It could only be used with Bank of Spain approval.	General risk allowances for unspecified contingencies are not permitted.

Pension plan and early retirements (See Note 9.2.j and Note 9.2.l)–
Pension costs are accounted for using actuarial computations of current salaries, taking into account the return achieved by the pension fund in excess of the actuarial interest rate. Actuarial gains or losses are reflected in full in the income statement for the year in which they occur.

Commitments covered by insurance policies or separate funds are accounted for in the Group’s financial statements as an asset (the amount covered) and as a liability (included in the pension allowance). The remaining commitments are recorded as a liability (pension allowance) in the Group’s financial statement.

Exceptionally and, when the Bank of Spain deems it appropriate, pension and early retirement costs may be provided for with a charge to reserves.

U.S. Financial Accounting Standard No. 87 provides detail guidance regarding the accounting for pension liability and cost. This guidance requires the recording of the excess of a defined actuarial valuation of the present value of post retirement benefits over the adjusted fair value of plan assets maintained in an external fund.

Changes in pension liability or asset values resulting from experience different from actuarial estimates are treated as actuarial gains and losses. Such gains and losses may be amortized, by the straight-line method over a period not exceeding the average remaining service period of active employees, or by charges to income in the period incurred.
Amounts recognized as expense may differ from amounts funded in the same year. The accrual of pension expense is intended to effectively match the full cost of the expected pension benefits to the period of employee service.

A liability and a loss in net income are registered for early retirement plans when the employees accept the offer and the amount can be reasonably estimated.

Investment securities (See Note 9.2.e)-
Debt securities are classified as trading, ordinary investment or held-to-maturity securities, depending on the intent of the investment.

Equity investments in listed companies owned less than 3% and non-listed companies owned less than 20% are classified as trading, ordinary investment or permanent investment securities, depending on the intent of the investment.

Trading securities are stated at market value, and differences between market value and book value are reported in the statement of income.

Ordinary investment securities are measured at lower of cost adjusted for any premium or discount generated when the security was purchased (adjusted acquisition price) or market price, with unrealized losses reported in an accrual account or provisioned in the statement of income if deemed to be permanent creating a specific allowance. Releases from this allowance arise when unrealized losses disappear. Unrealized gains aren’t reported.

Held-to-maturity and permanent investment securities are stated at adjusted acquisition price.

Debt securities are classified as trading, available-for-sale or held-to-maturity securities, depending on the intent of the investment.

Equity investments in companies owned less than 20% with readily determinable fair values are classified as trading or available-for-sale, depending on the intent of the investment.

Trading securities are stated at market value, and differences between market value and book value are reported in the statement of income.

Available-for-sale securities are measured at fair value and unrealized gains and losses are reported as a net amount within Accumulated Other Comprehensive Income (Note 9.2.o).

Held-to-maturity securities are stated at amortized cost.

Non-marketable equity investments of 20% or less are accounted for under the cost method. Carrying values of individual non-marketable equity securities are reduced through write-downs to reflect other-than-temporary impairments in value.

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SPANISH GAAP	U.S. GAAP

Impairment – Allowance for loan losses (See Note 9.2.c)–

Loans are identified as impaired and placed on a non-accrual basis when any interest or principal is past due for 90 days or more or when it is determined that the payment of interest or principal is doubtfully collectible. It is doubtfully collectible when the borrower is incurring continued losses, frequent delays in payments, cannot obtain new financing, is reducing its stockholders’ equity, or other reasons based on available information.

A loan could be on non-accrual status even if it is in part classified as a performing loan.

The same loan could be partially classified as non-performing and as performing.

Primarily only the amounts past due for 90 days or more are classified as non-performing. The entire loan is classified as non-performing if one of the following conditions is met:

• Amounts classified as non-performing exceed 25% of the outstanding balance.
• Any principal is past due more than 6 months for personal loans or 1 year for other loans.
• The loan is deemed uncollectible.

Partial write-offs are not permitted. Credit losses are charged to earnings through provisions to credit allowances.

Banks are required to record a specific allowance for loan losses, which is not less than the prescribed reserve ratios applied against defined stratification of the loan portfolio. Based on judgmental assessments of credit issues banks may record successive increases to this minimum allowance. Pursuant to Bank of Spain regulations, an allowance must be recorded based on the time elapsed since a loan is past due and for those loans for which collection is considered to be doubtful.

A generic allowance covering 1% of total loans, guarantees, private sector debt securities and contingent liabilities must also be made. This allowance is limited to 0.5% for fully secured mortgage loans.

Additionally, a Country Risk allowance must be recorded to cover the transfer risk arising from outstandings loans to borrowers in countries falling into certain risk categories established, including intercompany transactions.

Finally, the Bank of Spain requires an allowance for the statistical coverage of credit losses. The amount of this allowance depends on calculations made using different coefficients for each category of the loan portfolio and on the net charges to income statement related to other loan losses. On the balance sheet loans are always presented net of their credit allowances.

The entire loan balance and its credit allowance are maintained on the balance sheet until any portion of it has been classified as non-performing for 3 years, or up to 6 years for some secured mortgage loans. After that period the loan balance and its 100% specific allowance are removed from the balance sheet and recorded in off-balance sheet accounts, with no resulting impact on net income at that time.

Only under unusual circumstances (bankrupcy, insolvency proceedings, etc.) the credit loss could be directly recognized through write-offs.

More detailed information can be found in “Item 4. Information on the Company- B. Business Overview- Classified Assets” of our 2002 Form 20-F.

A loan is impaired when, based on available information and facts, it is probable that a creditor will be unable to collect all the amounts due according to the contractual terms of the loan agreement.

The total amount of loans identified as impaired are classified as non-performing and placed on a non-accrual basis.

The allowance for loan losses represents a reserve that is adequate to cover reasonably estimated loan losses incurred as of a reporting date but which is not excessive.

The reserve estimation process is judgmental and includes consideration of identified losses as well as losses reasonably expected to exist based on judgmental assessment of historical trends, credit concentrations and other factors. For loans identified as impaired the allowance must at a minimum be such that the net carrying amount of the loan is one of the following:
• The present value of the expected future cash flows, discounted at the loan’s effective interest rate,
• The loan’s observable market price, or
• The fair value of the collateral if the loan is collateral dependent.

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SPANISH GAAP	U.S. GAAP

Derivative instruments and hedging activities (See Note 9.2.m)—
These instruments are registered in off-balance sheet accounts by their notional amounts.

Additionally their gains and losses are recognized in the income statement and in accrual accounts in the balance sheet.

The accounting of profits or losses from these instruments depends on its designation as part of a hedging relationship.

Transactions aimed at eliminating or significantly reducing market risks and which are performed to reduce the risk to which the Group is exposed in its management of correlated assets, liabilities and futures transactions, are designated as hedging transactions.

Non-hedging transactions arranged on organized markets are valued at market price, and market price fluctuations are recorded in full in the consolidated statements of income.

The gains or losses arising from trading transactions arranged outside organized markets are not recognized in income until they are effectively settled. However, provisions are recorded with a charge to income for unrealized net losses. These provisions are calculated independently for each risk (interest rate, equity price and currency), by grouping them by currency, then netting unrealized profits and losses for each group, and then adding only the net losses of each group.

The gains or losses arising from hedging transactions are accrued symmetrically to the revenues or expenses arising from the hedged items, with a balancing entry under “Other Assets” or “Other Liabilities” in the consolidated balance sheets.	All derivatives are recognized either as assets or as liabilities on the Balance Sheet and measured at their fair value.

The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation.

For a derivative to be designed as a hedging instrument some explicit conditions must be met, among others the hedge should be documented, identifying the risk to hedge and how effectiveness is being assessed. Also there are some specific elements that could not be eligible to be part of an accounting hedging relationship.

For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change.

A hedging derivative may be specifically designated as:
(a) hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, and its gains or losses are recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged.
(b) a hedge of the exposure to variable cash flows of a forecasted transaction. In this case the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.
(c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The gain or loss of these derivatives is reported in other comprehensive income (outside earnings) as part of the cumulative translation adjustment.

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SPANISH GAAP	U.S. GAAP

Premises and equipment (See Note 9.2.h)–
Premises and equipment are stated at revalued cost, net of the related accumulated depreciation. Revaluation is permitted only pursuant to relevant legislation.
Depreciation is computed on the restated value using the straight-line method over the estimated useful life of the asset. The amount of depreciation and amortization charged to income is deductible for corporate income tax purposes. In addition, gains or losses on sales of the asset are determined as the difference between the selling price and the net restated value.

Fixed assets acquired and certain of those leased from both related and third parties through 1985, following the provisions of Spanish Royal Decree-Law 2/1985, were depreciated on an accelerated useful lives basis.	Premises and equipment are stated at cost after subtracting accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the asset. No revaluation is permitted.

Long-lived assets and certain identifiable intangibles held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, future cash flows from the use of the asset and its eventual disposition are estimated. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset.

Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Income taxes (See Note 9.2n)—
The tax expense for corporate income tax is calculated on the basis of book income before taxes, increased or decreased by permanent differences.
Deferred tax assets and liabilities are recorded in respect of timing differences that are expected to result in a taxation asset or liability in the foreseeable future.	Income tax expense is comprised of two components: current tax payable or refundable and deferred tax expenses or benefits.

Income taxes currently payable for a particular year usually include the tax consequences of most events that are recognized in the financial statements for that year. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenues, expenses, gains, and losses, differences arise between:
a.  The amount of taxable income and pretax financial income for a year
b.  The tax bases of assets or liabilities and their reported amounts in financial statements.

With limited exceptions, deferred tax assets and liabilities must be recognized regardless of when the timing difference is likely to reverse. A valuation allowance is recorded against deferred tax assets when it is more likely than not that the future tax benefit will not be realized.

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(9.2)	NET INCOME AND STOCKHOLDERS’ EQUITY RECONCILIATION BETWEENSPANISH AND U.S. GAAP

Following is a summary of the most significant adjustments to consolidated net income and to consolidated stockholders’ equity that would be required if U.S. GAAP had been applied instead of the accounting principles applied in the accompanying financial statements:

			Thousand of euros Increase (decrease)

	NET INCOME		June 30, 2003	June 30, 2002

As reported in the interim report to shareholders			1,292,743	1,196,560

	Adjustments to conform to U.S. GAAP:

•	Pension plan	(j)	(55,227)	(9,195)
•	Elimination of depreciation related to revaluation of premises and equipment	(h)	12,088	26,728
•	Differences in equity investments in affiliated companies	(d)	30,093	96,476
•	Amortization of goodwill	(g)	863,152	355,651
•	Negative Goodwill	(g)	(43)	—
•	Differences in allowances for loan losses	(c)	182,580	(45,993)
•	(Gains) and losses in parent company share transactions	(i)	(15,388)	8,790
•	Early retirements	(l)	(318,750)	(802,776)
•	Valuation of investment securities	(e)	41,169	143,122
•	Deferred charges	(f)	21,245	21,832
•	Effect of Purchase (US GAAP) vs. Pooling (Spanish GAAP) accounting in the BS-BCH merger	(g)	—	—
•	Valuation of derivative instruments	(m)	80,585	14,138
•	Effect of following SFAS 109 in the accounting for income taxes for each year	(n)	2,380	2,380
•	Cumulative tax effect of adjustments	(n)	57,282	208,935

	Total adjustments:		901,166	20,088

	Approximate net income in accordance with U.S. GAAP		2,193,909	1,216,648

The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of June 30, 2003 and 2002.

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			Thousand of euros Increase (decrease)

STOCKHOLDERS’ EQUITY			June 30, 2003	June 30, 2002

As reported in the interim report to shareholders			19,032,709	19,172,520

Adjustments to conform to U.S. GAAP:

•	Pension plan	(j)	—	64,429
•	Reversal of the net effect of the revaluation of premises and equipment	(h)	(208,701)	(241,548)
•	Differences in equity investments in affiliated companies	(d)	(72,031)	(339,064)
•	Amortization of goodwill	(g)	2,369,225	2,025,979
•	Negative Goodwill	(g)	15,416	—
•	Differences in allowances for loan losses	(c)	655,674	554,009
•	Deduction for employee and other third parties loans granted to purchase parent company shares	(i)	(143,349)	(122,929)
•	Early retirement	(l)	(318,750)	(802,776)
•	Valuation of investment securities	(e)	2,634,085	4,668,129
•	Deferred charges	(f)	(80,085)	(117,489)
•	General Risk Allowance	(k)	132,223	132,223
•	Effect of Purchase (US GAAP) vs. Pooling (Spanish GAAP) accounting in the BS-BCH merger	(g)	1,983,009	1,983,009
•	Valuation of derivative instruments	(m)	843	(30,232)
•	Effect of following SFAS 109 in the accounting for income taxes for each year	(n)	19,833	15,073
•	Cumulative tax effect of adjustments	(n)	(239,172)	(65,943)
Total adjustments:			6,748,220	7,722,870

Approximate Stockholders’ Equity in accordance with U.S. GAAP .			25,780,929	26,895,390

The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of June 30, 2003 and 2002.

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After reconciliation to U.S. GAAP, the consolidated statement of changes in stockholders’ equity would be as follows:

CHANGES IN STOCKHOLDERS’ EQUITY	Six months ended June 30, 2003	Twelve months ended December 31, 2002	Six months ended June 30, 2002

	(Thousand of euros)
Capital Stock:
Balance at beginning of period	2,384,201	2,329,681	2,329,681

• Increase for acquisition of shares of AKB	—	54,520	54,520
Balance at end of period	2,384,201	2,384,201	2,384,201

Retained Earnings and Other Reserves:
Balance at beginning of period US GAAP	20,730,274	27,614,331	27,614,331

• Net income for the period under U.S. GAAP	2,193,909	2,286,959	1,216,648
• Dividends paid	(647,826)	(1,371,864)	(644,082)
• Decrease/(increase) in Treasury stock	3,850	6,632	2,130
• Additional paid-in capital and early recording of voluntary reserves from capital increases	—	1,045,480	1,045,480
• Changes in adjustments to reconcile to U.S. GAAP:
(Gains) and losses in parent company share transactions	15,388	(16,842)	(8,790)
Deferred charges reconciliation adjustment	(2,420)	(5,001)	(3,661)
Deduction for employee and other third parties loans granted to purchase parent company shares	(22,696)	4,315	2,039
Amortization / impairment of goodwill	578,131	(2,741,988)	(1,472,887)
Differences in equity investments in affiliated companies	30,881	368,683	67,044
Reversal of the effect of the revaluation of premises and equipment	(2,571)	(20,436)	(10,658)
Valuation of investment securities	285,555	(4,151,627)	(1,972,147)
Valuation of derivative instruments	(111,191)	(266,189)	(115,626)
Cumulative tax effect of reconciliation adjustments	203,565	922,251	1,045,959
• Exchange differences	147,248	(2,666,942)	(2,212,216)
• Other variations, net	(5,369)	(277,488)	(42,375)
Balance at end of period	23,396,728	20,730,274	24,511,189

Stockholders’ Equity balance at end of period	25,780,929	23,114,475	26,895,390

The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of June 30, 2003 and 2002.

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Considering the adjustments included in the reconciliation, the Other Comprehensive Income information required in SFAS 130 is summarized in the table below:

	June 30, 2003	December 31, 2002	June 30, 2002

	Thousand of euros
Accumulated Other Comprehensive Income, net of tax:
• Unrealized gains (losses) on securities	1,709,972	1,528,600	3,825,634
• Net gains (losses) on derivative instruments	(51,833)	(126,706)	(28,840)
• Foreign currency translation adjustment	(6,560,475)	(7,053,833)	(5,632,128)
Total Accumulated Other Comprehensive Income	(4,902,336)	(5,651,939)	(1,835,334)

COMPREHENSIVE INCOME	Six months ended June 30, 2003	Twelve month ended December 31, 2002	Six months ended June 30, 2002

Other comprehensive income, net of tax:
• Unrealized gains (losses) on securities	181,372	(3,273,253)	(976,219)
• Net gains (losses) on derivative instruments	74,873	(104,837)	(6,971)
• Foreign currency translation adjustment	493,358	(5,733,884)	(4,312,179)
Other comprehensive income(o)	749,603	(9,111,974)	(5,295,369)

Approximate net income in accordance with U.S. GAAP	2,193,909	2,286,959	1,216,648

Approximate Comprehensive Income in accordance with U.S. GAAP	2,943,512	(6,825,015)	(4,078,721)

The accompanying Notes are an integral part of the consolidated net income and stockholders’ equity reconciliation to U.S. GAAP as of June 30, 2003 and 2002.

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NOTES TO THE NET INCOME AND TO THE STOCKHOLDERS’ EQUITY RECONCILIATION

Following are some explanations of the reconciliation items. Most of them come from recurrent differences and more information could be found in Note 27 to the financial statements in the 2002 Form 20-F.

a) Consolidation Procedures:

There is a number of companies which are more than 50% owned by the Bank, whose business activities differ from those of the Bank and, following Spanish GAAP (see “Consolidation Principles” in Note 2), are accounted for by the equity method (basically insurance and property development companies). Under U.S. GAAP, these companies should be consolidated using the global integration method. The effect of using one method instead of the other would have no impact on the consolidated Stockholders’ Equity or on the consolidated net income. Identified differences between Spanish GAAP and U.S. GAAP in these non-consolidated entities are included in this reconciliation.

b) Foreign Currency Translation and Stock Option Plans:

There is no adjustment related to accounting treatment of highly inflationary environments since a Securities and Exchange Commission accommodation for foreign registrants permits the inclusion of comprehensive price-level adjusted financial statements as long as local GAAP requires them and Spanish GAAP allows it.

Other differences between Spanish and U.S. GAAP with respect to translation of foreign currency financial statements would only impact reclassification in stockholders’ equity, but not the total.

The accounting differences between Spanish and U.S. GAAP on the few stock option plans issued give rise to no significant adjustment.

c) Allowances for Loan Losses:

Globally managed clients, corporate, sovereign and other large balance loans are evaluated on an individual basis based on the borrower’s overall financial condition, resources, guarantees and payment record. Impairment is determined when there are doubts about collection, or when interest or principal is past due for 90 days or more.

Consumer mortgage, installment, revolving credit and other consumer loans are evaluated collectively, and its impairment is established when interest or principal is past due for 90 days or more.

Loan loss recognition under Spanish GAAP does not differ from losses that would have been recognized under U.S.GAAP except for the valuation of transfer risk of intercompany transactions and for the compensatory effects of the Allowance for Statistical Coverage. The reconciliation adjustment includes:

•	The Spanish GAAP allowance to cover possible losses on intercompany transactions subject to country-risk is eliminated except for the Argentine risk. The reason to exclude Argentina from these amounts is to maintain the allowance recorded under Spanish GAAP to ensure the full coverage of Argentine intercompany transaction risk described in Note 1 in the 2002 Form 20-F.
•	Also under this item in the reconciliation is reversed the Spanish GAAP Allowance for Statistical Coverage.

d) Investments in Affiliated Companies:

Investments in listed affiliated companies in which the Group holds an ownership interest of more than 3% and less than 20% are accounted for by the equity method according to Spanish GAAP. Under U.S. GAAP, the Group’s investments in these companies should be accounted for as indicated by SFAS No. 115. In this adjustment we change the valuation of these holdings from the equity accounting method to lower of cost or market (as Ordinary Investment Securities under Spanish GAAP). Afterwards the final adjustment to meet SFAS 115 is done, together with all other securities, in the Investment Securities

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adjustment described in the following Note e). If the holdings were sold in the year, the adjustment corrects the gain or loss on sale.

e) Investment Securities, Available for Sale Portfolio:

After having adjusted the different criteria in equity holdings described in Note d) above, the valuation adjustment of the investment securities was made in two steps:

—	First, all the effects of the Spanish GAAP price fluctuation allowance was reversed against net income (changes in the period of unrealized losses arisen in previous years) and reserves (unrealized losses arisen in past years), and
—	Second, unrealized gains and losses were recorded against reserves (Accumulated Other Comprehensive Income).

In the calculations of the amounts to be adjusted we included the effect of investment portfolios of subsidiaries not consolidated under Spanish GAAP, but that should be consolidated under U.S.GAAP.

The net income reconciliation item reverses the net provisions made to the price fluctuation allowance in the period, and recognizes the loss on sale of securities that were charged against net income under Spanish GAAP in previous years.

The Stockholders’ Equity reconciliation item, includes the reversion of the effect of the price fluctuation allowance and the unrealized gains of securities included in the available for sale portfolio and in the equity securities mentioned in the previous Note d), the related deferred tax liability is recorded under the “Other liabilities” caption.

f) Deferred Charges:

Certain expenses concerning basically capital increases are amortized over a five-year period according to Spanish GAAP. The U.S. GAAP criterion is to reflect them as a decrease in Stockholders’ Equity. This adjustment also includes as an expense the cost of start-up activities, which under Spanish GAAP are activated and depreciated on a straight-line basis.

g) Goodwill, Intangible Assets and Business Combinations:

In June 2001, the FASB issued Statement No. 141 (SFAS 141) “ Business Combinations” and No. 142 (SFAS 142) “Goodwill and Other Intangible Assets” which require that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. Under these rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. In relation to Intangible Assets, the company will not recognize under U.S. GAAP any intangible assets not allowed under Spanish GAAP, unless they represent a very significant amount and have a stable fair value.

Under Spanish GAAP the Group generally amortizes goodwill arising on investments over a maximum period of twenty years. A description of the principal equity investments acquired and sold in the first six months of 2003 is included in Note 4. For equity investments acquired and sold in 2002 see Note 3 to the financial statements included in our 2002 Form 20-F.

As Spanish GAAP statements continue to include an amortization expense, the reconciliation adjustment will always have the positive effect of eliminating this expense. An additional effect (positive or negative) could arise from the fact that two different impairment tests are conducted (both under Spanish and under U.S. GAAP) over different Goodwill balances.

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The net income reconciling adjustments of €863,152 thousands is detailed in the following table:

Description	Effect on Net Income		Comments

	Amortization	Others

Amortization of goodwill under Spanish GAAP (1)	1,007,371		To eliminate this expense in U.S. GAAP net income.
Amount previously adjusted in D) “Investment in affiliated companies”	(18,163)		To avoid eliminating it twice.
Other adjustment of U.S. GAAP goodwill		(126,056)	Mainly related with valuation differences.
Total	989,208	(126,056)	Net effect: 863,152

(1)	Goodwill amortization includes additional charges due to impairment under Spanish GAAP.

For reconciliation to U.S. GAAP purposes the Group has decided not to recognize Intangible Assets not allowed under Spanish GAAP, unless it represents a very significant amount and has a stable fair value.

The components of intangible assets under Spanish GAAP were as follows:

Intangible Asset	Net Carrying amount 2002	Additions and other changes, net, 2003 (2)	Amortization to net income 2003	Net Carrying amount 2003

Start-up expenses (1)	7,675	(3,416)	109	4,150
Capital increase expenses (1)	95,502	1,337	18,953	77,886
Preference share issuance expenses	8,039	(139)	3,303	4,597
Computer software	321,383	78,261	77,260	322,384
Refurbishment in leased offices	101,170	3,046	16,118	88,098
Others	109,279	(10,909)	15,109	83,261
Total amortizing	643,048	68,180	130,852	580,376
Indefinite-lived	—	—	—	—
Total	643,048	68,180	130,852	580,376

(1)	These items are eliminated in the Deferred Charges adjustment, see previous Note f).
(2)	Includes additions, reductions due to sale of entities, exchange differences, etc.

For reconciliation to U.S. GAAP purposes, additions of goodwill from business combinations are calculated using Spanish GAAP criteria to avoid expensive and laborious double bookkeeping.

The effect on net income and on stockholders’ equity is not significant since the other reconciliation adjustments correct the impact. Changes in Goodwill during the first six months of 2003 were as follows:

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Changes In Goodwill (Thousands of euros)	Spanish GAAP	U.S. GAAP	Differences

Acquisitions (1)	319,310	275,483	43,827
Sales (2)	(967,827)	(929,835)	(37,992)
Exchange differences	—	346,110	(346,110)
Amortization to net income (3)	(316,193)	—	(316,193)
Impairment and other charges to net income (4)	(691,178)	(126,056)	(565,122)

(1)	The main difference in acquisitions between Spanish and U.S. GAAP arises from the different criterion in equity accounting of investments in affiliated companies (note 9.1).
(2)	Includes the write-off of goodwill of Argentine entities against the specific Argentine allowance created in 2001 (see Note 2).
(3)	Of this amount, €18,163 thousands are adjusted in “Investment in affiliated companies” item of the reconciliation, see previous Note d).
(4)	U.S.GAAP amounts represent adjustments to profits on sale of holdings, arising because Spanish GAAP goodwill valuation was different than U.S. GAAP valuation.

The main differences in goodwill between Spanish GAAP and U.S. GAAP in our Group are:

•	The different criterion in equity accounting of investments in affiliated companies (for example investments in The Royal Bank of Scotland or Unión Fenosa). These differences between Spanish and U.S. GAAP on this goodwill is adjusted in the “Differences in equity investments in affiliated companies” adjustment (see Note d above).
•	The charge-off of goodwill against reserves under special circumstances (for example the goodwill from the acquisition of Banesto).
•	The Goodwill early amortized in 1997 under Spanish GAAP (mostly from Latin-American purchases).
•	The different criteria in Business Combinations accounting (for example the goodwill in the merger of Banco Santander and Banco Central Hispano).
•	The differences arising from amortization/impairment test under Spanish GAAP and the U.S. GAAP impairment test.

For reconciliation to U.S. GAAP purposes, the Group makes goodwill impairment test according to SFAS 142 once a year. The last impairment test was made in December 2002. The procedure followed to calculate it was:

•	First, reporting units were determined.
•	Second, goodwill was allocated to the reporting units selected. This criteria is different than the allocation criteria followed in the business segment information presented in Note 9.5.b), where all the goodwill is allocated to one operating segment (Financial Management and Equity Stakes). Impairment test is not possible without this goodwill allocation.
•	Third, we follow the two step process stated in SFAS 142 to identify and measure any impairment loss.

To determine fair values we used quoted market prices where possible. Other valuation techniques used were external appraisal and present value of future cash flows. To value our Mexican reporting unit we use the value of the agreement reached with Bank of America Corporation (see Note 4).

h) Revaluation of Premises and Equipment:

Under special circumstances and pursuant to relevant legislation revaluation is permitted under Spanish GAAP. In addition, the premises and equipment of certain foreign companies have been restated pursuant to legislation enacted in their respective countries.

The adjustment to net income reflects the reversal of the additional depreciation on the revalued premises and equipment, net of the corresponding tax benefit attributable to such depreciation. The related deferred tax asset is being recorded in income in the years in which the relevant deductions are allowed for income tax purposes. The adjustment to Stockholders’ Equity reflects the reversal of all unamortized revaluation surpluses.

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i) Results on Transactions with Parent Company Shares and Employee and Other Third Party Loans:

Gains and losses from treasury stock have been reclassified from Net income to Reserves for U.S. GAAP purposes. Loans granted to the stockholders, employees and other third parties for the acquisition of the Bank shares have also been recorded as a reduction of Stockholders’ Equity.

j) Pension Plan:

In 1991, the Group recalculated its actuarial liability for past service by changing certain assumptions. Gains and losses derived from this recalculation were covered with charges to reserves under Spanish GAAP. Under U.S. GAAP the net loss arising from this change in actuarial assumptions should be amortized by the straight-line method, with charges to income, for a period not to exceed the average remaining service period of active employees or the average remaining life expectancy of retired employees.

Adjustments to net income relate primarily to the amortization of such gains and losses and the recognition of prepaid income taxes derived from pension plan liabilities. The U.S. GAAP amortization period ends in 2005.

The Group has no significant post-retirement benefit obligations to its employees other than the pension commitments.

k) General Risk Allowance:

The Group recorded allowances amounting to €132,223 thousand to cover non-specific banking risks. Under U.S. GAAP, such allowances are not permitted. Therefore, the allowance is reversed with an adjustment to Stockholders’ Equity. Its balance has not changed in past years.

l) Early Retirements:

In 2003 and 2002, the Bank, Banesto and Santander Consumer Finance, S.A. (formerly HBF Banco Financiero, S.A.) offered certain employees the possibility of taking early retirement before the age stipulated in the current collective labor agreement.

The specific allowance for these special termination benefits could be created with charge to reserves, in accordance with Rule 13.13 of Bank of Spain Circular 4/1991 and with the authorization from the Bank of Spain. The specific allowance needed is usually registered in December, after having been approved by the Bank of Spain, with charge to reserves and deferred tax assets.

Under U.S. GAAP, the costs incurred for early retirements should be recognized in net income. Also U.S. GAAP requires the liability and the loss should be recognized when the employee accepts the offer and it can be reasonably estimated.

Under Spanish GAAP no liability was recorded as of June 30, 2003 and 2002, as the Group was awaiting the authorization of Bank of Spain. Therefore an adjustment is included in this reconciliation to U.S. GAAP to recognize timely this liability.

m) Valuation of Derivative Instruments:

The Group uses derivative financial instruments for trading purposes and to hedge asset and liability exposures. Derivatives accounted for as hedging operations include instruments that meet specific criteria required by Bank of Spain regulations. Derivatives accounted for as trading operations include instruments held for trading purposes and those that do not meet Bank of Spain requirements. A full description of the principles applied by the Group in accounting for derivative financial instruments is disclosed in the Note 2.l to the financial statements included in the 2002 Form 20-F. Spanish GAAP and U.S. GAAP differ in the accounting treatment of these transactions. See Note 9.1 for a summary of the accounting criteria.

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Because the Group keeps its accounting records under Spanish GAAP, SFAS 133 is adopted only for reconciliation to U.S. GAAP purposes.

In the Group, the use of derivatives for trading purposes is subject to limits clearly defined (trader, entity, business segment, country, etc.) and controlled using Value at Risk (VaR) methodology. Derivatives are also used for hedging purposes when a reduction of risk is desired.

We have procedures in place that ensure that the Spanish GAAP requirements with respect to documentation and the designation of hedges or speculative transactions, identification of hedged items, and the assessment and testing of hedge effectiveness are met. Our procedures do not require designating hedge instruments as Cash Flow or Fair Value Hedges since those classifications do not exist under Spanish GAAP.

Hedge accounting criteria are substantially different under Spanish and U.S. GAAP. Most hedge accounted transactions existing under Spanish GAAP are reversed for U.S. GAAP purposes and classified as speculative transactions, especially macro hedging transactions and hedging of equity instruments issued by the Bank. For purposes of the U.S. GAAP reconciliation, those transactions are accounted for as speculative transactions.

For all the transactions that are considered as hedging both under Spanish and U.S. GAAP, additional information is collected to adapt to the accounting treatment required. Accordingly, for U.S. GAAP reconciliation purposes, only those transactions which fully comply with SFAS 133 requirements are considered to be hedge transactions.

To calculate the reconciliation item to U.S. GAAP, the following changes are made:

•	Some transactions that qualify as hedging relationship under Spanish GAAP are adjusted to speculative accounting under U.S. GAAP. It applies especially to macro-hedge operations that are permitted under Spanish GAAP (under strict procedure requirements) and which cannot be accounted for as hedge operations under U.S.GAAP.
•	For hedging operations under Spanish GAAP that also qualify as such under U.S. GAAP, the values of the hedged item and the derivative transaction are adjusted to market values. This adjustment is made against profit and loss or Accumulated Other Comprehensive Income, according to the designation of the hedge relationship.
•	The derivative instruments accounted for as trading operations under Spanish GAAP are adjusted in its valuation to recognize in net income the net unrealized gains (Spanish GAAP doesn’t allow to recognize them until they are effectively settled).

For more information about derivatives, see Notes 2 (l), 23 and 27.5.F on the 2002 Form 20-F.

n) Income Taxes (SFAS No. 109):

The previous adjustments to net income and Stockholders’ Equity do not include their related effects on corporate income tax, except for the adjustment mentioned in l), which are disclosed under “Cumulative tax effect of adjustments” item on the reconciliation statements.

Under Spanish GAAP, only the timing differences arising from the recording of the non-specific banking risk allowance and those which have a specific reversal period of less than 10 years have been recorded. Of these, the timing differences originated by the non-specific banking risk allowance, amounting to €46,278 thousand, has been reversed (see item “k” in the stockholders’ equity reconciliation). All other timing differences are deemed to be permanent differences for all purposes.

In addition to the aforementioned timing differences recorded under Spanish GAAP, as a result of application of SFAS No. 109, the Group has recorded deferred tax assets and deferred tax liabilities arising from some other adjustments in Spanish to U.S. GAAP reconciliation. Additionally, a valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized.

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o) Other Comprehensive Income (SFAS 130):

Foreign currency translation adjustment includes in 2002 the effect of the depreciation of both the Brazilian real and the Argentinean peso. During 2002 the Group reduced significantly its exposure to currency changes through the payment of dividends from operating entities and the hedging with derivatives products.

The negative amount in unrealized gains on securities for the six months ended June 30, 2002 was mainly due to the reduction of the unrealized gains on our holding in Vodafone.

p) Recent Pronouncements:

1.	On April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Management estimates that adoption of this pronouncement will not have a material impact on the earnings or financial position of the Group.
2.	In June 2002, FASB issued Statement No. 146 (SFAS 146), “Accounting for Costs Associated with Exit or Disposal Activities”, which requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Existing generally accepted accounting principles provide for the recognition of such costs at the date of management’s commitment to an exit plan. Furthermore, SFAS No. 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. It is not expected that SFAS No. 146 will materially affect the financial statements.
3.	In October 2002, FASB issued Statement No. 147 (SFAS 147) “Acquisitions of Certain Financial Institutions” that, except for transactions between mutual enterprises, requires business combinations between financial institutions be accounted for in accordance with SFAS 141 “Business Combinations” and SFAS 142 “Goodwill and Other Intangible Assets”. SFAS No. 147 has not affected the 2003 and 2002 financial statements and it is not expected that will materially affect in the future.
4.	In December 2002, FASB issued Statement No. 148 (SFAS 148) “Accounting for Stock-Based Compensation”. This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Group will not change its accounting method under Spanish GAAP, and will not change its reconciliation to U.S. GAAP criteria at least until the FASB decides whether it propose changes to U.S. GAAP standards.
5.	In November 2002, FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), which requires that, for guarantees within the scope of FIN 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. FIN 45 also requires additional disclosures in financial statements for periods ending after December 15, 2002. It is not expected that the recognition and measurement provisions of FIN 45 will have a material effect on the Company’s financial position or operating results, since the Group has already recognized some of them under Spanish GAAP. Also some of the information to be disclosed could be found in Note 8.
6.	In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities – an interpretation of ARB No. 51 (FIN 46). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first

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fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. As stated in Note 9.1 Spanish GAAP and U.S. GAAP already differ in consolidation procedures. Spanish GAAP already include in its scope of consolidation some of the entities now being included under the U.S. GAAP consolidation scope. Management estimates that the adoption of this pronouncement will not have impact on reconciliation to U.S. GAAP.
7.	In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. It establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Specifically, this Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances):
a.	Financial instrument issued in the form of shares that is mandatory redeemable,
b.	Financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets,
c.	Financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on certain specified criteria.
SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before its issuance date and still existing at the beginning of the interim period of adoption. Restatement is not permitted. Spanish GAAP never allowed classifying those instruments as equity. The Group makes no use of them. This Statement will have no effect on our financial statements.

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(9.3)	SIGNIFICANT PRESENTATION DIFFERENCES BETWEEN SPANISH AND U.S. GAAP

In addition to the differences in valuation and income recognition principles disclosed in Note 9.1, other differences relating to the financial statements presentation exist between Spanish and U.S. GAAP presentation following the formatting guidelines in Regulation S-X of the Securities and Exchange Commission of the United States. Although these differences do not cause differences between Spanish and U.S. GAAP reported net income and/or Stockholders’ Equity, it may be useful to understand them to better interpret the Group’s financial statements presented in accordance with U.S. GAAP. Following is a summary of the significant classification differences that pertain to the basic financial statements.

Balance Sheet–

a.	Under Spanish GAAP, the investment in medium- and long-term Bank of Spain certificates was presented under the caption “Government Debt Securities” in the balance sheet. Under U.S. GAAP, these certificates are presented under the caption “Interest-earning deposits in other banks”.
b.	The captions “Due from credit entities” and “Loans and Credits (net)” include securities purchased under agreements to resell to financial institutions and other customers, respectively. Under U.S. GAAP, securities purchased under agreements to resell are presented as a separate item.
c.	Investments in debt securities issued by the Spanish Government, other public and private issuers and investments in equity securities are presented as separate items in the balance sheet. Under U.S. GAAP, investments in debt and equity securities (other than investments in affiliated companies) are presented under the caption “Investment securities”. Its value includes the related accrual accounts that under Spanish GAAP are presented in the “Accrual accounts” caption.
d.	Under Spanish GAAP some securities issued and purchased by the Group under regulated specific circumstances are classified as fixed-income securities, while under U.S. GAAP these securities are reported as a reduction of “Long-Term Debt” caption.
e.	Investments in affiliated companies are presented under “Holdings in non-Group companies” and “Holdings in Group companies”. Under U.S. GAAP, such investments are presented under “Investments in affiliated companies”.
f.	Assets acquired through foreclosure and awaiting disposition, net of the related allowances, are included under “Premises and Equipment” in the balance sheet. Under U.S. GAAP, such assets are presented under “Other assets”.
g.	Refurbishment cost in leased offices needed to start operations is included as “Intangible assets” in Spanish GAAP balance sheet. Under U.S. GAAP it is considered Leasehold improvements and classified in “Premises and Equipment”.
h.	Preference share issuance expenses are included in “Intangible assets” in Spanish GAAP balance sheet, while in the U.S. GAAP balance sheet they are netting the amount issued in “Minority interest”.
i.	“Treasury stock” and “Prior years’ losses in consolidated companies” are presented as separate asset items in the balance sheet. The interim dividends are presented under the "Other Assets" caption. Under U.S. GAAP, such items are reported as a reduction of “Stockholders’ Equity”.
j.	The “Total other assets” caption on the asset side of the U.S. GAAP balance sheet includes the following Spanish GAAP captions: “Intangible assets” (after reclassifications mentioned in g) and h) above), “Goodwill in consolidation”, “Other assets” and “Accrual accounts”.
k.	Deposits from credit entities and from customers, both including securities sold under agreements to repurchase and other short-term borrowings are presented as separate items in the balance sheet. Under U.S. GAAP, such funds are presented under “Deposits” classified by nature, except securities sold under agreements to repurchase and other short-term borrowings, which are presented under the caption “Short term debt”.
l.	The captions “Marketable debt securities” and “Subordinated debt” disclosed in the balance sheet under Spanish GAAP are presented under the caption “Long term debt” under U.S. GAAP, except the item “Promissory Notes” which is included under the “Short term debt” caption.

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m.	The following captions on the liability side of the Spanish GAAP balance sheet are presented under the caption “Total other liabilities” in the U.S. GAAP balance sheet: “Other liabilities”, “Accrual accounts”, “Provisions for contingencies and expenses” and “General risk allowance”. Net income attributed to minority interest is included in the caption “Minority interest” under U.S. GAAP.
n.	The following captions on the Spanish GAAP balance sheet are presented under the item “Retained earnings and other reserves” in the U.S. GAAP balance sheet: “Consolidated income for the period – Group”, “Additional paid-in capital”, “Reserves”, “Revaluation reserves” and “Reserves at consolidated companies”.
o.	The caption “Pension allowance” in the U.S. GAAP balance sheet is netted of the amounts of pension commitments covered by contracts taken out with insurance companies. These amounts are presented in the Spanish GAAP balance sheet under the caption “Other Assets”.

Statement of Income–

a.	The breakdown of interest income and interest expense under Spanish and U.S. GAAP is determined by the classification of the assets and liabilities that generate such income and expense. However, net interest revenue under Spanish GAAP includes dividends from common stocks and from affiliated companies and the interest cost assigned to the pension plan, which are classified as a part of “Gains (losses) from investment securities”, “Gains (losses) from affiliated companies” and “Salaries and employee benefits” in the U.S. GAAP statement of income, respectively.
b.	Commissions and fees received and paid by the Group are presented as separate items in the statement of income for Spanish GAAP purposes. Under U.S. GAAP, such commissions and fees are classified, net, between “Commissions and fees from fiduciary activities”, “Commissions and fees from securities activities”, “Commissions and fees from insurance activities” and “Other fees and commissions, net”.
c.	“Gains (losses) from financial transactions” includes results from investment securities and results from foreign exchange and derivatives. Under U.S. GAAP, such gains and losses are disclosed separately under “Gains (losses) from investment securities” and “Gains (losses) from foreign exchange, derivatives and other, net”.
d.	“Other operating revenues” and “Other operating expenses” items are included as amounts under “Other expenses” in the U.S. GAAP statements of income.
e.	Occupancy and maintenance expenses of premises and equipment are included under the caption “Other administrative expenses”. Under U.S. GAAP, such expenses are included as a part of “Occupancy expense of premises, depreciation and maintenance, net”.
f.	Amortization of intangible assets is included as a part of “Depreciation, amortization and write-down of premises and equipment and intangible assets”. Under U.S. GAAP, such amortization is included under “Other expenses”.
g.	The following Spanish GAAP captions relating to operations with affiliated companies “Net income from companies carried by the equity method”, “Gains on Group transactions” and “Losses on Group transactions” are included under “Gains (losses) from affiliated companies’ securities” in the U.S. GAAP statement of income, except the results of transactions involving controlling company shares which are included under the “Other income” caption.
h.	U.S. GAAP description of Extraordinary Income is more restrictive than the Spanish GAAP description (non-banking results). For this reason, “Extraordinary income” and “Extraordinary expenses” in the Spanish GAAP captions are presented under the “Other income” and “Other expenses” captions, respectively, for U.S. GAAP purposes.

(9.4)	CONSOLIDATED FINANCIAL STATEMENTS UNDER REGULATION S-X REQUIRED FORMATS

Following are the consolidated balance sheets and consolidated statements of income of the Group under Spanish GAAP reformatted to conform to the presentation guidelines for bank holding companies set forth in Regulation S-X of the SEC.

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The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates but any differences should not be material.

	Thousand of euros

CONSOLIDATED BALANCE SHEETS	June 30,

	2003	2002

ASSETS
Cash and due from banks	8,496,130	9,717,601
Interest earning deposits in other banks	14,070,323	20,006,472
Securities purchased under agreements to resell	24,259,669	17,951,152
Investment securities	77,080,216	69,635,193
Loans and leases, net of unearned income	171,248,627	168,711,277
Less-Allowance for loan losses	(4,966,318)	(5,101,891)

Net Loans and leases	166,282,309	163,609,386
Premises and equipment, net	4,311,392	4,710,615
Investment in affiliated companies	6,285,869	7,006,461
Intangible assets	487,681	586,909
Goodwill in consolidation	8,298,847	10,838,833
Accrual accounts	8,326,893	8,773,318
Others	16,099,930	17,747,206

Total other assets	33,213,351	37,946,266

Total assets	333,999,259	330,583,146

LIABILITIES
Deposits:
Non-interest deposits	5,467,126	7,282,057
Interest bearing:
Demand deposits	47,557,375	46,645,887
Savings deposits	23,248,180	22,473,328
Time deposits	78,871,560	78,796,059
Certificates of deposit	6,990,027	7,646,820

Total deposits	162,134,268	162,844,151
Short-term debt	83,797,343	75,984,314
Long-term debt	33,440,738	33,309,409
Taxes payable	1,121,649	575,722
Accounts payable	3,129,593	2,268,213
Accrual accounts	8,768,074	9,454,517
Pension allowance	6,205,415	6,027,955
Other Provisions	4,112,822	6,548,438
Others	5,563,837	7,722,423

Total other liabilities	28,901,390	32,597,268
Minority interest	6,692,811	6,675,484

STOCKHOLDERS’ EQUITY
Capital stock	2,384,201	2,384,201
Retained earnings and other reserves	16,648,508	16,788,319

Total stockholders’ equity	19,032,709	19,172,520

Total liabilities and Stockholders’ equity	333,999,259	330,583,146

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CONSOLIDATED STATEMENTS OF INCOME	Thousand of euros

	June 30,

	2003	2002

Interest income:
Interest and fees on loans and leases	5,229,382	6,906,751
Interest on deposits in other banks	947,783	1,321,858
Interest on securities purchased under agreements to resell	477,047	354,490
Interest on investment securities	2,297,579	3,476,957

Total interest income	8,951,791	12,060,056

Interest expense:
Interest on deposits	(2,906,516)	(4,418,158)
Interest on short-term borrowings	(1,202,463)	(1,572,305)
Interest on long-term debt	(743,362)	(838,890)

Total interest expense	(4,852,341)	(6,829,353)

Net interest income	4,099,450	5,230,703

Provision for loan losses	(814,041)	(982,690)

Net interest income after provision for loan losses	3,285,409	4,248,013

Non-interest income:
Commissions and fees from fiduciary activities	611,408	671,915
Commissions and fees from securities activities	315,175	326,147
Commissions and fees from insurance activities	151,830	128,473
Other fees and commissions, net	967,470	1,122,672
Gains (losses) from:
Affiliated companies’ securities	822,313	333,740
Investment securities	631,786	(294,530)
Foreign exchange, derivatives and other, net	(48,639)	556,142
Other income	388,757	717,140

Total non-interest income	3,840,100	3,561,699

Non-interest expense:
Salaries and employee benefits	(2,261,945)	(2,665,255)
Occupancy expense of premises, depreciation and maintenance, net	(471,064)	(573,344)
General and administrative expenses	(972,323)	(1,158,691)
Amortization of goodwill	(1,007,371)	(377,710)
Net provisions for specific allowances	(13,025)	(399,374)
Other expenses	(359,723)	(710,876)

Total non-interest expense	(5,085,451)	(5,885,250)

Income before income taxes	2,040,058	1,924,462

Income tax expense	(434,958)	(433,930)

Net consolidated income for the period	1,605,100	1,490,532

Net income attributed to minority interest	312,357	293,972

Net Income	1,292,743	1,196,560

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		Thousands of euros

CHANGES IN STOCKHOLDERS’ EQUITY		Six months Ended June 30, 2003	Twelve months Ended December 31, 2002	Six months Ended June 30, 2002
Capital Stock

Balance at beginning of period		2,384,201	2,329,681	2,329,681

•	Capital increase for acquisition of shares of AKB	—	54,520	54,520

Ending balance		2,384,201	2,384,201	2,384,201

Retained Earnings And Other Reserves

Balance at beginning of the year		15,857,862	17,442,823	17,442,823

•	Net attributable income for the period	1,292,743	2,247,177	1,196,560
•	Net charge for early retirement of Bank employees	—	(705,845)	—
•	Net charge for early retirement of Banesto employee	—	(127,760)	—
•	Net charge for early retirement of Santander Consumer Finance, S.A. employees	—	(6,318)	—
•	Dividends paid	(647,826)	(1,371,864)	(644,082)
•	Decrease/(increase) in Treasury stock	3,850	6,632	2,130
•	Additional paid-in capital and early recording of voluntary reserves from capital increases	—	1,045,480	1,045,480
•	Sale of preemptive rights on Banesto shares (**)	—	271,805	—
•	Other variations, net (*)	141,879	(2,944,268)	(2,254,592)

Ending balance		16,648,508	15,857,862	16,788,319

Stockholders’ Equity balance at end of period		19,032,709	18,242,063	19,172,520

(*)	Includes positive Exchange differences of €147,248 in June 2003 and negative Exchange differences in December and June 2002 of €2,666,942 and €2,212,216 respectively.
(**)	Under U.S. GAAP this figure is recorded as an additional income instead of additional reserves, the effect on Stockholders’ equity is nil (see reconciliation to U.S. GAAP in Note 9.2).

(9.5) ADDITIONAL INFORMATION REQUIRED BY U.S. GAAP

a) Earnings per Share:

Effective December 31, 1997, the Group adopted SFAS No. 128, Earnings per share, which specifies the computation, presentation and disclosure requirements for earnings per share (EPS).

Basic EPS is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator), which include treasury stock and which may include contingently issuable shares where all necessary conditions for issuance have been satisfied. Diluted EPS includes the determinants of basic EPS and, in addition, reflects the potential dilution that could occur if securities or other contract to issue common stock (including stock options) were exercised or converted into common stock and shared in the earnings of the entity.

In August and September 1998, the Group issued 6.4 million convertible subordinated bonds (Note 6) with a face value of 50 euros and which pay annual interest of 2.0%. These bonds are convertible into

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new or already existing Banco Santander Central Hispano ordinary shares at a conversion rate of approximately 3.02 shares for every bond.

At December 31, 2002, the stock option plans to employees could result in the allocation of 27,308,303 shares. The effect of these stock option plans is included in EPS calculation.

The computation of basic and diluted EPS for the periods ended June 30, is presented in the following table.

	June 30, 2003	June 30, 2002

NUMERATOR FOR BASIC AND DILUTED CALCULATION:	Thousand of euros except per share data

Spanish GAAP
Net consolidated income for the period	1,605,100	1,490,532
Less: preferred stock dividends	(168,343)	(211,425)
Less: net income attributed to minority interest	(144,014)	(82,547)

Net income for basic calculation	1,292,743	1,196,560
Plus: interest of convertible bonds	2,087	2,199

Net income for diluted calculation	1,294,830	1,198,759

U.S. GAAP
Net consolidated income for the period	2,512,641	1,513,518
Less: preferred stock dividends	(168,343)	(211,425)
Less: net income attributed to minority interest	(150,389)	(85,445)

Net income for basic calculation	2,193,909	1,216,648
Plus: interest of convertible bonds	2,087	2,199

Net income for diluted calculation	2,195,996	1,218,847

DENOMINATOR FOR BASIC AND DILUTED CALCULATION:

Basic calculation weighted-average shares	4,768,402,943	4,687,676,868
Plus: effect of convertible bonds	19,419,238	19,388,400
Plus: effect of stock option plans	2,337,846	4,700,832

Weighted-average shares for diluted calculation	4,790,160,027	4,711,766,100

EARNINGS PER SHARE RATIOS: (euros per share)

Spanish GAAP
Basic earnings per share	0.27	0.26
Diluted earnings per share	0.27	0.25

U.S. GAAP
Basic earnings per share	0.46	0.26
Diluted earnings per share	0.46	0.26

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b) International Operations and Business Segment Disclosures:

Segment disclosures are the following:

•	European Commercial Banking
•	Commercial Banking in Latin America
•	Asset Management and Private Banking
•	Global Wholesale Banking
•	Financial Management and Equity Stakes

These segments are defined by management and reflect the way business is conducted. Each business segment or subsegment has an executive manager responsible for its performance. All financial information related to business segments is presented under Spanish GAAP and format.

The segregation of each of these segments is based on the financial statements of the different legally incorporated units. In all cases, the financial statements are adapted to Spanish regulations, reflecting both the adjustments for homogenization and/or the applicable consolidation adjustments.

The goodwill originated from all different investments made by the Group, as well as its amortization, is allocated to Financial Management and Equity Stakes. The decisions related to acquisitions and prices offered in these purchases are taken in a centralized way. The other business segments present its net income without any charge derived from Goodwill and its performance is evaluated by management without any goodwill allocation.

The criteria for the allocation of capital was changed from past years in order to be able to compare the returns on the different businesses. All the segments have been assigned the minimum regulatory capital for risk assets, except for two: Corporate Banking and Commercial Banking Latin America. Experience has shown that economic risk in Corporate Banking is lower than its regulatory risk weighting and it consumes less capital than assigned, while in Latin America it is higher. Management considers that it is therefore advisable to weight the regulatory capital for Corporate Banking downward (50%) and upward (50%) in Latin America. The Group’s institutional costs have been distributed among all businesses. The rest of costs attributed to support and control services continue to be distributed in accordance with the Group’s traditional criteria.

The business segments’ definition and content are as follows:

•	European Commercial Banking: This covers the banking activities of the different networks and specialized units in Europe, chiefly with individual clients and SMEs, as well as private and public institutions. There are five units: Santander Central Hispano Commercial Banking, Banesto, Consumer Finance, Portugal and On-line Banking.

•	Commercial Banking in Latin America: This segment covers the Group’s universal banking activities in Latin America through its subsidiary banks and finance companies. It does not include, unless there are distribution agreements, the results of investment banking or asset management channeled through specialized business units. In accordance with the principles already stated, the entities in these countries adopt Spanish accounting regulations. As stated above, amortization of goodwill, which is considered a cost unrelated to the management of business, and country-risk provisions are recorded in Financial Management and Equity Stakes.

•	Asset Management and Private Banking: Asset management includes pension and mutual funds and bancassurance, and private banking activity with clients via the specialized units in Spain and abroad. In both cases, the agreements for distribution of commissions with the Group’s networks throughout the world remain in force for remuneration of distribution and customer attention.

•	Global Wholesale Banking: This segment covers the Bank’s corporate banking in Spain, the rest of Europe and New York, treasury activities in Madrid and New York and investment banking throughout the world.

•	Financial Management and Equity Stakes: This segment is responsible for the centralized activities relating to strategic or temporary equity stakes in industrial and financial companies,

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financial management related to the structural exchange rate position, the Group’s asset and liability portfolio and management of issues and securitization. It also controls all capital and reserves and allocations of capital and liquidity to the different business segments. Lastly, the segment also covers, on a temporary basis, businesses that are being wound down or closed in order not to distort the recurrent revenues of other businesses. In exceptional circumstances, it includes the launch of an activity of a strategic nature.

The following tables summarize key financial data of our business segments:

Income statement by business segment January – June 2003 (millions of euro)	European Commercial Banking	Commercial Banking Latin America	Asset Management & Private Banking	Global Wholesale Banking	Financial Management and Equity Stakes	Total Group

Net interest revenue	2,243.3	1,479.8	42.8	190.6	(28.5)	3,927.9

Net fees and commissions	1,067.8	478.4	324.1	175.3	0.3	2,045.9

Basic revenue	3,311.1	1,958.2	366.9	365.9	(28.2)	5,973.8

Trading gains	88.1	203.1	10.6	34.1	248.0	583.9

Net ordinary revenue	3,399.2	2,161.3	377.5	400.0	219.8	6,557.7

Personnel and general expenses	(1,589.7)	(1,196.6)	(165.5)	(188.5)	(66.3)	(3,206.6)
a) Direct	(1,366.5)	(1,136.0)	(156.6)	(148.9)	(63.3)	(2,871.4)
Personnel expenses	(998.4)	(623.1)	(97.8)	(100.1)	(11.1)	(1,830.6)
General expenses	(368.1)	(512.9)	(58.8)	(48.9)	(52.1)	(1,040.8)
b) Assigned	(223.2)	(60.6)	(8.8)	(39.5)	(3.1)	(335.2)
Depreciation	(183.5)	(132.6)	(13.3)	(13.4)	(34.9)	(377.6)
Other operating costs	(29.3)	(45.2)	(0.2)	(1.0)	1.4	(74.3)

Net operating income	1,596.7	786.8	198.5	197.1	120.0	2,899.2

Income from equity – accounted holdings	41.8	0.5	29.4	(1.4)	38.1	108.3
Net provisions for loan – losses	(422.2)	(98.9)	—	(46.3)	(246.6)	(814.0)
Other income	72.3	(0.3)	(5.0)	(3.3)	790.2	853.9
Goodwill amortization	—	—	—	—	(1,007.4)	(1,007.4)

Income before taxes	1,288.5	688.1	222.9	146.1	(305.6)	2,040.1

Net consolidated income	923.8	631.7	159.8	104.7	(214.9)	1,605.1

Net attributable income	869.4	573.8	152.5	102.7	(405.6)	1,292.7

Total Assets	euro MM.
June 2003

European Commercial Banking	171,800.8
Commercial Banking Latin America	78,742.1
Asset Management & Private Banking	8,335.1
Global Wholesale Banking	66,889.0
Financial Management and Equity Stakes	96,301.0

Total assets for reportable segments	422,068.0

• Balances between entities of different business segments	(48,375.7)
• Liquidity lent to segments	(21,168.0)
• Capital allocated to segments	(15,191.2)
• Assets netted from liabilities in business segment balance sheet presentation (1)	4,665.4

Consolidated Total Assets	341,998.5

(1)	See “Prior year’s losses at consolidated companies” item in the consolidated balance sheet.

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	Net interest revenue			Net operating revenue

		Variation 2003/2002			Variation 2003/2002

(millions of euros)	Jan.-Jun. 03	Amount	(%)	Jan.-Jun. 03	Amount	(%)

European Commercial Banking	2,243.3	(13.6)	(0.60)	1,596.7	152.3	10.54
Santander Central Hispano	1,014.4	(45.5)	(4.30)	790.3	69.1	9.59
Banesto	523.6	17.9	3.55	345.7	34.9	11.24
Portugal	315.2	(19.9)	(5.93)	183.7	(9.1)	(4.73)
Consumer Finance in Europe	364.8	43.4	13.51	269.0	51.8	23.86
On-line Banking	25.2	(9.6)	(7.44)	8.0	5.5	216.78
Commercial Banking Latin America	1,479.8	(1,000.1)	(40.33)	786.8	(416.0)	(34.58)
Asset Management & Private Banking	42.8	(21.5)	(33.41)	198.5	(76.3)	(27.77)
Global Wholesale Banking	190.6	(75.8)	(28.44)	197.1	(84.8)	(30.07)
Financial Management and Equity Stakes	(28.5)	3.1	(9.86)	120.0	192.8	—

Total	3,927.9	(1,107.8)	(22.00)	2,899.2	(232.0)	(7.41)

	Net attributable income			Efficiency (%)

		Variation 2003/2002		Jan.-Jun.	Jan.-Jun.

(millions of euros)	Jan.-Jun. 03	Amount	(%)	2003	2002

European Commercial Banking	869.4	34.0	4.07	46.77	49.74
Santander Central Hispano	455.6	40.2	9.67	46.65	49.83
Banesto	205.7	(20.4)	(9.01)	48.29	50.61
Portugal	105.8	6.6	6.61	49.04	48.67
Consumer Finance in Europe	116.1	13.5	13.17	39.34	42.92
On-line Banking	(13.8)	(5.8)	73.07	78.30	89.96
Commercial Banking Latin America	573.8	(87.9)	(13.28)	55.37	53.76
Asset Management & Private Banking	152.5	(18.5)	(10.83)	43.83	39.37
Global Wholesale Banking	102.7	(39.2)	(27.63)	47.12	40.53
Financial Management and Equity Stakes	(405.6)	207.8	(33.88)	—	—

Total	1,292.7	96.2	8.04	48.90	50.59

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European Commercial Banking
Million euros			Variation
	Jan.-Jun. 2003	Jan.-Jun. 2002	Amount	(%)

Income statement
Net interest revenue	2,243.3	2,256.9	(13.6)	(0.60)

Net fees and commissions	1,067.8	981.2	86.6	8.82

Basic revenue	3,311.1	3,238.1	73.0	2.25

Trading gains	88.1	56.9	31.2	54.87

Net ordinary revenue	3,399.2	3,295.0	104.2	3.16

Personnel and general expenses	(1,589.7)	(1,638.9)	49.2	(3.00)
a) Direct	(1,366.5)	(1,399.9)	33.4	(2.39)
Personnel expenses	(998.4)	(1,026.0)	27.6	(2.69)
General expenses	(368.1)	(373.9)	5.8	(1.56)
b) Assigned	(223.2)	(239.0)	15.8	(6.60)
Depreciation	(183.5)	(194.4)	10.9	(5.60)
Other operating costs	(29.3)	(17.3)	(12.0)	69.26

Net operating revenue	1,596.7	1,444.4	152.3	10.54

Income from equity – accounted holdings	41.8	24.9	16.9	67.66
Net provisions for loan – losses	(422.2)	(290.2)	(132.1)	45.52
Other income	72.3	(6.3)	78.6	—

Income before taxes	1,288.5	1,172.8	115.6	9.86

Net consolidated income	923.8	866.8	57.0	6.58

Net attributable income	869.4	835.4	34.0	4.07

	June 30,	June 30,	Variation
	2003	2002	Amount	(%)

Balance sheet
Loans	118,874.4	106,055.8	12,818.6	12.09
Government securities	4,744.0	3,591.7	1,152.2	32.08
Due from banks	30,686.3	18,817.9	11,868.4	63.07
Investment securities	7,397.8	8,476.1	(1,078.4)	(12.72)
Tangible and intangible assets	2,947.5	3,399.3	(451.8)	(13.29)
Other assets	7,150.8	7,683.6	(532.8)	(6.93)

Total Assets / Liabilities	171,800.8	148,024.5	23,776.3	16.06

Customer deposits	88,944.6	90,169.9	(1,225.3)	(1.36)
Debt securities	9,807.9	7,591.7	2,216.1	29.19
Subordinated debt	804.9	1,363.6	(558.7)	(40.97)
Due to banks	44,035.4	26,661.0	17,374.4	65.17
Other liabilities	19,032.4	13,637.7	5,394.7	39.56
Capital assigned	9,175.6	8,600.5	575.1	6.69

Other managed funds (off - balance sheet)	58,320.2	52,886.0	5,434.2	10.28

Mutual funds	50,462.0	46,542.8	3,919.2	8.42
Pension funds	6,259.3	5,540.0	719.3	12.98
Managed portfolios	1,599.0	803.3	795.7	99.05

Customer funds	157,877.6	152,011.3	5,866.3	3.86

Total managed funds	230,121.0	200,910.5	29,210.5	14.54

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Commercial Banking Latin America
Million euros			Variation

	Jan.-Jun. 2003	Jan.-Jun. 2002	Amount	(%)

Income statement
Net interest revenue	1,479.8	2,479.9	(1,000.1)	(40.33)

Net fees and commissions	478.4	690.2	(211.8)	(30.69)

Basic revenue	1,958.2	3,170.1	(1,211.9)	(38.23)

Trading gains	203.1	84.7	118.4	139.71

Net ordinary revenue	2,161.3	3,254.8	(1,093.6)	(33.60)

Personnel and general expenses	(1,196.6)	(1,749.9)	553.3	(31.62)
a) Direct	(1,136.0)	(1,678.9)	542.9	(32.34)
Personnel expenses	(623.1)	(925.9)	302.8	(32.70)
General expenses	(512.9)	(753.0)	240.1	(31.89)
b) Assigned	(60.6)	(71.0)	10.4	(14.59)
Depreciation	(132.6)	(187.2)	54.6	(29.16)
Other operating costs	(45.2)	(115.0)	69.8	(60.67)

Net operating revenue	786.8	1,202.8	(416.0)	(34.58)

Income from equity – accounted holdings	0.5	(3.1)	3.6	—
Net provisions for loan – losses	(98.9)	(657.6)	558.7	(84.97)
Other income	(0.3)	242.1	(242.3)	—

Income before taxes	688.1	784.1	(95.9)	(12.23)

Net consolidated income	631.7	707.9	(76.3)	(10.77)

Net attributable income	573.8	661.7	(87.9)	(13.28)

			Variation
	June 30,	June 30,
	2003	2002	Amount	(%)
Balance sheet
Loans	30,115.3	37,917.2	(7,801.9)	(20.58)
Due from banks	16,679.7	25,559.1	(8,879.4)	(34.74)
Investment securities	20,025.3	28,265.1	(8,239.8)	(29.15)
Tangible and intangible assets	1,485.8	1,963.1	(477.3)	(24.31)
Other assets	10,435.9	12,145.0	(1,709.0)	(14.07)

Total Assets / Liabilities	78,742.1	105,849.5	(27,107.5)	(25.61)

Customer deposits	38,410.9	44,109.0	(5,698.1)	(12.92)
Debt securities	4,760.9	8,534.7	(3,773.9)	(44.22)
Subordinated debt	563.2	664.8	(101.6)	(15.28)
Due to banks	24,511.6	38,918.3	(14,406.6)	(37.02)
Other liabilities	6,762.1	8,954.1	(2,192.0)	(24.48)
Capital assigned	3,733.3	4,668.6	(935.3)	(20.03)

Other managed funds (off - balance sheet)	27,175.2	26,661.1	514.1	1.93

Mutual funds	11,865.9	12,417.7	(551.8)	(4.44)
Pension funds	11,803.2	10,603.8	1,199.5	11.31
Managed portfolios	3,506.0	3,639.7	(133.6)	(3.67)

Customer funds	70,910.2	79,969.7	(9,059.5)	(11.33)

Total managed funds	105,917.2	132,510.6	(26,593.4)	(20.07)

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Asset Management and Private Banking
Million euros			Variation

	Jan.-Jun. 2003	Jan.-Jun. 2002	Amount	(%)

Income statement

Net interest revenue	42.8	64.2	(21.5)	(33.41)

Net fees and commissions	324.1	390.2	(66.1)	(16.94)

Basic revenue	366.9	454.4	(87.5)	(19.26)

Trading gains	10.6	24.3	(13.7)	(56.51)

Net ordinary revenue	377.5	478.7	(101.3)	(21.16)

Personnel and general expenses	(165.5)	(188.5)	23.0	(12.21)
a) Direct	(156.6)	(176.8)	20.2	(11.44)
Personnel expenses	(97.8)	(108.7)	10.9	(10.04)
General expenses	(58.8)	(68.1)	9.3	(13.68)
b) Assigned	(8.8)	(11.6)	2.8	(23.94)
Depreciation	(13.3)	(14.6)	1.4	(9.27)
Other operating costs	(0.2)	(0.8)	0.6	(73.02)

Net operating revenue	198.5	274.9	(76.3)	(27.77)

Income from equity – accounted holdings	29.4	33.4	(4.0)	(11.96)
Net provisions for loan – losses	—	(1.3)	1.3	—
Other income	(5.0)	(46.6)	41.6	(89.23)

Income before taxes	222.9	260.3	(37.4)	(14.37)

Net consolidated income	159.8	174.2	(14.5)	(8.30)

Net attributable income	152.5	171.0	(18.5)	(10.83)

			Variation

	June 30, 2003	June 30, 2002	Amount	(%)
Balance sheet
Loans	1,317.2	1,557.4	(240.2)	(15.42)
Government securities	5.3	11.7	(6.4)	(54.72)
Due from banks	5,845.7	6,587.8	(742.1)	(11.26)
Investment securities	819.6	688.0	131.6	19.13
Other assets	347.3	315.9	31.4	9.95

Total Assets / Liabilities	8,335.1	9,160.7	(825.6)	(9.01)

Customer deposits / REPOs	6,361.5	6,556.0	(194.5)	(2.97)
Debt securities	—	—	—	—
Subordinated debt	—	—	—	—
Due to banks	844.9	1,396.3	(551.4)	(39.49)
Other liabilities	604.9	726.3	(121.5)	(16.72)
Capital assigned	523.8	482.1	41.7	8.66

Other managed funds (off - balance sheet)	14,246.7	12,222.6	2,024.1	16.56

Mutual funds	10,799.2	8,804.5	1,994.8	22.66
Pension funds	82.2	74.9	7.3	9.79
Managed portfolios	3,365.2	3,343.3	22.0	0.66

Customer funds	20,608.2	18,778.6	1,829.6	9.74

Total managed funds	22,581.8	21,383.3	1,198.4	5.60

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Global Wholesale Banking
Million euros			Variation

	Jan.-Jun. 2003	Jan.-Jun. 2002	Amount	(%)

Income statement

Net interest revenue	190.6	266.4	(75.8)	(28.44)

Net fees and commissions	175.3	184.4	(9.1)	(4.95)

Basic revenue	365.9	450.8	(84.9)	(18.83)

Trading gains	34.1	45.9	(11.9)	(25.86)

Net ordinary revenue	400.0	496.7	(96.8)	(19.48)

Personnel and general expenses	(188.5)	(201.3)	12.8	(6.38)
a) Direct	(148.9)	(165.9)	17.0	(10.24)
Personnel expenses	(100.1)	(111.5)	11.4	(10.27)
General expenses	(48.9)	(54.4)	5.5	(10.18)
b) Assigned	(39.5)	(35.4)	(4.1)	11.70
Depreciation	(13.4)	(13.2)	(0.1)	0.80
Other operating costs	(1.0)	(0.3)	(0.7)	283.50

Net operating revenue	197.1	281.9	(84.8)	(30.07)

Income from equity – accounted holdings	(1.4)	—	(1.4)	—
Net provisions for loan – losses	(46.3)	(83.0)	36.6	(44.15)
Other income	(3.3)	(13.9)	10.6	(76.36)

Income before taxes	146.1	185.0	(38.9)	(21.02)

Net consolidated income	104.7	142.3	(37.6)	(26.42)

Net attributable income	102.7	141.9	(39.2)	(27.63)

			Variation

	June 30, 2003	June 30, 2002	Amount	(%)
Balance sheet
Loans	17,127.4	19,509.7	(2,382.3)	(12.21)
Government securities	7,390.4	7,532.1	(141.7)	(1.88)
Due from banks	28,204.9	27,440.2	764.7	2.79
Investment securities	6,687.6	5,463.1	1,224.5	22.41
Other assets	7,478.7	8,410.1	(931.4)	(11.07)

Total Assets / Liabilities	66,889.0	68,355.2	(1,466.2)	(2.15)

Customer deposits / REPOs	24,022.0	20,091.6	3,930.4	19.56
Debt securities	356.6	118.9	237.7	199.94
Subordinated debt	32.4	32.4	—	—
Due to banks	20,394.0	23,020.6	(2,626.7)	(11.41)
Other liabilities	20,325.6	22,850.3	(2,524.7)	(11.05)
Capital assigned	1,758.5	2,241.4	(483.0)	(21.55)

Other managed funds (off - balance sheet)	960.9	747.6	213.3	28.53

Mutual funds	414.9	359.9	55.0	15.27
Pension funds	526.3	386.6	139.8	36.15
Managed portfolios	19.6	1.1	18.5	—

Customer funds	25,371.9	20,990.5	4,381.4	20.87

Total managed funds	67,849.9	69,102.8	(1,253.0)	(1.81)

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Financial Management and Equity Stakes
Million Euros			Variation

	Jan.-Jun. 2003	Jan.-Jun. 2002	Amount	(%)

Income statement
Net interest revenue (without dividends)	(222.1)	(284.2)	62.1	(21.85)
Dividends	193.6	252.5	(59.0)	(23.35)

Net interest revenue	(28.5)	(31.6)	3.1	(9.86)

Net fees and commissions	0.3	3.2	(2.9)	(91.34)

Basic revenue	(28.2)	(28.5)	0.2	(0.84)

Trading gains	248.0	41.4	206.6	499.04

Net ordinary revenue	219.8	12.9	206.9	—

Personnel and general expenses	(66.3)	(34.9)	(31.4)	90.06
a) Direct	(63.3)	(31.9)	(31.3)	98.10
Personnel expenses	(11.1)	(11.7)	0.6	(5.04)
General expenses	(52.1)	(20.2)	(31.9)	157.84
b) Assigned	(3.1)	(3.0)	(0.1)	3.23
Depreciation	(34.9)	(51.2)	16.3	(31.81)
Other operating costs	1.4	0.3	1.1	324.33

Net operating revenue	120.0	(72.8)	192.8	—

Income from equity – accounted holdings	38.1	80.5	(42.4)	(52.65)
Net provisions for loan – losses	(246.6)	49.4	(296.0)	—
Other income	790.2	(157.2)	947.4	—
Goodwill amortization	(1,007.4)	(377.7)	(629.7)	166.70

Income before taxes	(305.6)	(477.7)	172.2	(36.04)

Net consolidated income	(214.9)	(400.7)	185.8	(46.38)

Net attributable income	(405.6)	(613.4)	207.8	(33.88)

			Variation

	June 30, 2003	June 30, 2002	Amount	(%)
Balance sheet
Government securities, Bank of Spain certificates and others	21,500.5	12,364.9	9,135.6	73.88
Investment securities	14,797.9	10,644.9	4,152.9	39.01
Goodwill	8,294.7	10,834.4	(2,539.7)	(23.44)
Liquidity lent to other Group segments	21,168.0	16,241.1	4,926.9	30.34
Capital assigned to other Group segments	15,191.2	15,992.6	(801.4)	(5.01)
Other assets	15,348.8	13,557.4	1,791.4	13.21

Total Assets / Liabilities	96,301.0	79,635.2	16,665.8	20.93

REPOs	23,060.5	10,977.7	12,082.8	110.07
Debt securities	19,653.9	19,569.9	84.0	0.43
Subordinated debt	10,310.1	11,166.1	(856.0)	(7.67)
Preferred stock	4,454.6	5,044.1	(589.4)	(11.69)
Other liabilities	21,081.9	14,901.5	6,180.4	41.47
Group capital and reserves	17,740.0	17,976.0	(236.0)	(1.31)

Other managed funds (off - balance sheet)	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds	42,785.4	37,196.7	5,588.7	15.02

Total managed funds	96,301.0	79,635.2	16,665.8	20.93

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2003	BANCO SANTANDER CENTRAL HISPANO, S.A.

	By:	/s/ José Antonio Alvarez

José Antonio Alvarez
Executive Vice President